As filed with the Securities and Exchange Commission on June 30, 1999
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    ---------
                                    FORM 20-F
                                    ---------


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                        Commission file number: 001-14475

                                    ---------

                            TELESP PARTICIPACOES S.A.
             (Exact Name of Registrant as Specified in Its Charter)

                    Telesp Holding Company                                  The Federative Republic of Brazil
       (Translation of Registrant's Name into English)                (Jurisdiction of Incorporation or Organization)

                                    ---------

               Rua Martiniano de Carvalho, 851, 18 andar/parte
                         01321-001 Sao Paulo, SP, Brazil
                    (Address of Principal Executive Offices)

                                    ---------

              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                     Title of Each Class                              Name of Each Exchange On Which Registered
                     -------------------                              -----------------------------------------
          Preferred Shares, without par value*                                 New York Stock Exchange
          American Depositary Shares, each                                     New York Stock Exchange
          representing 1,000 Preferred Shares

---------------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

       Securities registered or to be registered pursuant to Section 12(g)
                                of the Act: None

        Securities for which there is a reporting obligation pursuant to
                         Section 15(d) of the Act: None

     Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report:

                124,369,030,532 Common Shares, without par value

               210,029,997,060 Preferred Shares, without par value

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and

     (2) has been subject to such filing requirements for the past 90 days.

                                    Yes _X_   No ___

     Indicate by check mark which financial statement item the Registrant has elected to follow.

                                Item 17 ___ Item 18 _X_

================================================================================

                                TABLE OF CONTENTS

                                                                                                             Page
                                                                                                             ----
                                               PART I
Item 1.  Description of Business..............................................................................1
Item 2.  Description of Property.............................................................................26
Item 3.  Legal Proceedings...................................................................................26
Item 4.  Control of Registrant...............................................................................27
Item 5.  Nature of Trading Market............................................................................28
Item 6.  Exchange Controls and Other Limitations Affecting Security Holders..................................30
Item 7.  Taxation............................................................................................31
Item 8.  Selected Financial Data.............................................................................36
Item 9.  Management's Discussion and Analysis of Financial Condition and Results of Operations...............40
Item 9A. Quantitative and Qualitative Disclosures about Market Risk..........................................50
Item 10. Directors and Officers of Registrant................................................................51
Item 11. Compensation of Directors and Officers..............................................................55
Item 12. Options to Purchase Securities from Registrant or Subsidiaries......................................55
Item 13. Interest of Management in Certain Transactions......................................................55

                                               PART II

Item 14. Description of Securities to be Registered..........................................................55

                                               PART III

Item 15. Defaults upon Senior Securities.....................................................................55
Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds............56

                                               PART IV

Item 17. Financial Statements................................................................................56
Item 18. Financial Statements................................................................................56
Item 19. Financial Statements and Exhibits...................................................................56

Index of Defined Terms.......................................................................................57
Technical Glossary...........................................................................................58

     Telesp Participacoes S.A., a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), is referred to in this Annual Report as the "Holding Company." Its subsidiaries, Telecomunicacoes de Sao Paulo S.A. ("Telesp") and Companhia Telefonica da Borda do Campo ("CTBC"), are referred to as the "Subsidiaries." The Holding Company and the Subsidiaries are referred to collectively as the "Company." The Holding Company is one of the companies formed as a result of the breakup of Telecomunicacoes Brasileiras S.A. - Telebras ("Telebras") by Brazil's federal government (the "Federal Government") in May 1998. Each of the Subsidiaries is an operating company formerly controlled by Telebras. In January 1998, Telesp, which had provided both fixed-line and cellular telecommunications services, spun off its cellular telecommunications operations into Telesp Celular S.A. ("Telesp Celular"), a new company that is now under separate control. See "Description of Business--Historical Background."

     References in this Annual Report to "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Holding Company. References to "American Depositary Shares" or "ADSs" are to American Depositary Shares, each representing 1,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts ("ADRs").

     References in this Annual Report to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais in this Annual Report.

     The consolidated financial statements of the Company as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP").

     This Annual Report contains forward-looking statements. The Company and its representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed at 23-26 herein, include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

     Certain terms are defined the first time they are used in this Annual Report. The "Index of Defined Terms" that begins on page 57 lists those terms and where they are defined. Technical terms are defined in the Technical Glossary on page 58.

                                     PART I

Item 1.    Description of Business

     The Company provides fixed-line telecommunications services in the Brazilian State of Sao Paulo under concessions from the Federal Government (the "Concessions"). The Concessions authorize the Company to provide fixed-line telecommunications service in an area (the "Region") consisting of the entire State of Sao Paulo except for a small area where two fixed-line service providers that were not part of the Telebras System continue to operate independently. The Company is the only supplier of local fixed-line and intraregional long-distance telecommunications services in the Region. In April 1999, however, licenses were auctioned to permit a competitor to provide local fixed-line and intraregional long distance telecommunications services in the Region in competition with the Company. Megatel do Brasil S.A. ("Megatel") presented the winning bid for the licenses and received authorization to begin operations in December 1999. In July 1999, Empresa Brasileira de Telecomunicacoes S.A. - Embratel ("Embratel") and Bonari Holdings Ltda. ("Bonari") will be authorized to provide intraregional long-distance services in competition with the Company. See "--Competition." At December 31, 1998, the Company had 6.4 million lines in service.

The Holding Company and its Operating Subsidiaries

     The following table sets forth the contribution made by each Subsidiary to the Company's net operating revenues for the year ended December 31, 1998 and the Holding Company's shareholding, direct or indirect, in each Subsidiary at December 31, 1998.

                                                 Contribution to
                                               consolidated results              Holding Company ownership
                                           ---------------------------    --------------------------------------
Subsidiary                                 % of net operating revenues    % of share capital   % of voting stock
----------                                 ---------------------------    ------------------   -----------------
Telecomunicacoes de Sao Paulo
     S.A. - Telesp...................                 91.3                       67.7                 87.3
Companhia Telefonica da Borda do
     Campo - CTBC....................                  8.7                       66.8                 86.7

     Substantially all of the Holding Company's assets consist of shares in the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries and interest on loans to the Subsidiaries to meet its needs for cash, including cash to pay dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The Holding Company's headquarters are located at Rua Martiniano de Carvalho, 851, 18(0) andar/parte, 01321-001, Sao Paulo, SP, Brazil, and its telephone number is 5511-3177-7893 or 3177-7946.

Historical Background

     Prior to the incorporation of Telebras in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebras and its operating Subsidiaries (collectively, the "Telebras System") acquired almost all the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress adopted the Lei Geral de Telecomunicacoes (the "General Telecommunications Law," and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the "Telecommunications Regulations"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebras. The General Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes - ANATEL ("Anatel").

     In January 1998, in preparation for the restructuring and privatization of the Telebras System, the cellular telecommunications operations of Telebras' operating subsidiaries (other than Embratel and CTBC) were spun off into separate companies. In May 1998, Telebras was restructured to form, in addition to Telebras, 12 new holding companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao, or split-up. The New Holding Companies were allocated virtually all the assets and liabilities of Telebras, including the shares held by Telebras in the operating companies of the Telebras System. The split-up of the Telebras System into the New Holding Companies is referred to herein as the "Breakup" or the "Breakup of Telebras."

     The New Holding Companies, together with their respective subsidiaries, consist of (a) eight cellular service providers, each operating in one of the Regions into which Brazil has been divided for purposes of cellular telecommunications services in the frequency range formerly used by the companies of the Telebras System (each a "Cellular Region"), (b) three regional fixed-line service providers, each providing local and intraregional long-distance service in one of the three regions into which Brazil has been divided for purposes of fixed-line telecommunications (each a "Fixed-Line Region"), and (c) Embratel Participacoes S.A. - Embratel, which provides domestic (including intraregional and interregional) long-distance telephone service and international telephone service throughout Brazil.

     The Holding Company is one of the New Holding Companies. In the Breakup, the Holding Company was allocated all the share capital held by Telebras in the operating subsidiaries of the Telebras System that provided fixed-line telecommunications service in the State of Sao Paulo. In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including the Holding Company, to private sector buyers. The sale of substantially all of the Federal Government's shares to private sector buyers is referred to herein as the "Privatization" or the "Privatization of Telebras." The Federal Government's shares of the Holding Company were purchased by SP Telecomunicacoes Holding S.A. (formerly Tele Brasil Sul Participacoes S.A.), a consortium comprising Telefonica International S.A., Portelcom Fixa S.A., Banco Bilbao Vizcaya S.A., Iberdrola Investimentos S.U.L. CTC Internacional S.A. and Telefonica de Argentina S.A. See "Control of Registrant."

The State of Sao Paulo and the Region

     The Concessions authorize the Company to provide fixed-line telecommunications service in the State of Sao Paulo except for a small area where two fixed-line service providers that were not part of the Telebras System continue to operate independently. The Region covers approximately 86.6% of the State of Sao Paulo. The portion of the State of Sao Paulo that is excluded from the Region represents approximately 4% of total lines in service in the State of Sao Paulo and 4% of the population of the State of Sao Paulo. The Region has 58 municipalities with populations in excess of 100,000 inhabitants, including the City of Sao Paulo with approximately 10 million inhabitants.

     The State of Sao Paulo covers an area of 248,809 square kilometers, representing approximately 2.9% of Brazil's area. The population of the State of Sao Paulo is approximately 35.5 million, 21.7% of Brazil's total population. The gross domestic product of the State of Sao Paulo in 1998 was an estimated US$280 billion, representing approximately 35% of Brazil's gross domestic product for the year. Per capita income for the State of Sao Paulo during 1998 was estimated at US$8,000.

     Set forth below is a map showing the location of the Region within Brazil.

                                [MAP OF BRAZIL}

     The Company's business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of the Region, in particular. See "--Brazilian Economic Environment."

Services

     Overview

     The fixed-line telecommunications services offered by the Company to its customers consists of (i) local service, including installation, monthly subscription, measured service and public telephones, (ii) intraregional long-distance service, (iii) data transmission, (iv) network services, including interconnection and leasing of facilities, and (v) other services. Until April 1998, the Company received revenue from outgoing interregional and international long-distance calls under a revenue-sharing arrangement with Embratel. See "--Interregional and International Service." The interconnection revenues the Company receives include fees paid by Embratel, cellular service providers and other telecommunications companies for use of the Company's network. In April 1999, the Company began to sell handsets and other telephone equipment. Beginning in 2002, the Company may obtain authorization to provide interregional and international long-distance service, provided that it has met certain obligations set forth in the Concessions. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     The following table sets forth the Company's revenue by type of service for the indicated years. The Company's tariffs for each category of service are discussed below under "--Rates." Trends and events affecting the Company's operating revenue are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                 Year ended December 31,
                                                                           ----------------------------------
                                                                           1996           1997           1998
                                                                           ----           ----           ----
                                                                                (millions of reais)(1)
Local service........................................................       1,962         2,637          2,979
Intraregional long-distance service..................................       1,206         1,032            937
Interregional long-distance service..................................         840           666            412
International long-distance service..................................         261           192             97
Data transmission....................................................         226           170            209
Network services.....................................................         430           669          1,233
Other................................................................          52            70             68
                                                                          -------       -------       --------
Total................................................................       4,977         5,436          5,935
Taxes and discounts..................................................      (1,267)       (1,349)        (1,439)
                                                                          -------       -------       --------
Net operating revenue...............................................        3,710         4,087          4,496
                                                                          =======       =======       ========

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998.

     Local Service

     Local service includes installation, monthly subscription, measured service and public telephones. Measured service includes all calls that originate and terminate within a single local area of the Region ("local calls"). Measured service includes rental of the Company's network in so far as it relates to paging services and trunking services. The Company is the only supplier of local fixed-line and intrastate telecommunications services in the Region. In April 1999, however, licenses were auctioned to permit one competitor to provide local fixed-line and intraregional long distance telecommunications services in the Region in competition with the Company. Megatel presented the winning bid for the licenses and received authorization to begin operations in December 1999. See "--Competition."

     The Company owns and operates public telephones throughout the Region. At December 31, 1998, the Company had 179,653 public telephones, of which 74% could be operated with a prepaid card. Anatel's targets require the Company to increase the number of public telephones to 213,200 by year-end 1999. See "--Network and Facilities--Network Expansion" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications
Companies--Network Expansion--General Plan on Universal Service."

     Intraregional Long-distance Service

     Intraregional long-distance service consists of all calls that originate within one local area and terminate within another local area of the Region (together with interregional long-distance service, "interurban" service). The Company is the sole provider of intraregional long-distance service in the Region. However, on July 3, 1999, Embratel and Bonari will be authorized to provide intraregional long-distance services in competition with the Company and, in December 1999, Megatel is expected to begin to provide local fixed-line and intraregional long distance services in the Region in competition with the Company. See "--Competition."

     Interregional and International Service

     The Company is not authorized to provide interregional or international long-distance service. Interregional long-distance service consists of calls between a point within the Region and a point in Brazil outside the Region. International long-distance service consists of calls between a point within the Region and a point outside Brazil. Beginning in 2002, at the earliest, the Company may obtain authorization to provide interregional and international long-distance service, provided it has met certain obligations contained in the Concessions. See "--Competition" and "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     Until July 1998, Embratel and the other operating subsidiaries of the Telebras System divided the revenue from outgoing interregional and international long-distance calls. The revenue-sharing arrangement with Embratel was designed to balance the return on investment of the other operating subsidiaries. Under this system, each Subsidiary retained a fixed percentage of the customer charges for outgoing interregional and international long-distance calls and paid the balance to Embratel. The Subsidiaries generally received no revenue from incoming interregional or international long-distance calls. The Company's percentage of revenues from outgoing calls was reset annually. From April 1997 to July 1998, Telesp's percentage was 53.94% and CTBC's percentage was 90%. In the case of interregional collect calls, the Company and the other regional operator divided equally the portion of the customer charge not paid to Embratel.

     In July 1998, the system of revenue sharing between Embratel and the other operating subsidiaries was discontinued and the Company no longer recognizes revenues from interregional and international long distance services. The Company's relationship with Embratel is now governed by interconnection agreements regulated by Anatel under which Embratel pays the Company fees for the use of its network. See "--Regulation of the Brazilian Telecommunications Industry" and "--Network Services." The Company also receives from Embratel a supplemental per-minute fee called the Parcela Adicional de Transicao ("PAT"). The PAT was implemented in July 1998 (retroactive to April 1998) in order to reduce the impact of the discontinuation of the revenue-sharing arrangement between the Company and Embratel. See "--Interregional and International Service." The PAT will be gradually phased out by June 30, 2001.

     Although the revenue-sharing arrangement with Embratel was terminated in July 1998, the termination of the arrangement was retroactive as of April 1998. The Company disagreed with the retroactive application of the termination of the revenue-sharing arrangement and did not reimburse Embratel for the payment received by the Company under the revenue-sharing arrangement between April 1998 to July 1998. In February 1999, the Company resolved to reimburse Embratel for the amount due on account of the retroactive application, which totaled R$35.9 million.

     Network Services

     The Company provides access to its network to other telecommunications service providers and leases network facilities to telecommunications service providers and corporate customers.

     Use of the Company's interconnection services has grown as a result of the spin-off of Telesp's cellular telecommunications business, the privatization of the companies of the Telebras System and the advent of competition in the telecommunications sector in Brazil. Cellular service providers, Embratel and other providers of public telecommunications services interconnect with the Company's network in order to receive calls that originate on the Company's network, to complete calls that terminate on the Company's network and to connect central switching stations to the Company's network. In addition, certain operators of private telecommunications services (such as private telephone network services and data transmission services) interconnect with the Company's facilities to complete calls and transmit data in connection with such services. Revenues from network services consist of (i) lease payments by cellular providers for use of, and availability of capacity on, the Company's network and (ii) per-minute network usage fees for use of the Company's network from Embratel and cellular providers. See "--Rates--Network Services."

     Telecommunications service providers that provide interconnection services are required to provide such services on a non-discriminatory basis. Subject to certain requirements, they are free to negotiate the terms of their interconnection agreements but, if the parties fail to reach an agreement, Anatel will establish the terms of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection" and "--Rates--Network Usage Charges." The terms of interconnection, particularly the pricing and technical requirements, may affect the Company's results of operations, its competitive environment and its capital expenditure requirements.

     Data Transmission Services, Internet Services and Voice and Image Applications

     The Company provides low- and high-speed data transmission services through private leased circuits, public network infrastructure exchanges, the Company's data transmission network and access to Embratel's data transmission network. The Company has provided data transmission services since October 1991. At December 31, 1998, the Company had more than 103,000 access ports for data transmission, voice and image applications. The Company invested in data transmission capacity in response to the growing demand in Brazil for services that require high-speed dedicated digital circuits, such as data, image and text transmission, corporate networking and video conferencing.

     The Company's data transmission network is comprised of 25,000 access ports (14,000 dedicated and 11,000 switched). Through its data transmission network the Company provides SPPAC, SPDADOS, SPFAST and SPVIP services. SPPAC, which is a packet-switched network, has a line of services providing the user multiple access databases and home banking services. SPDADOS is a line of digital services dedicated to voice applications, data and image interlinking to computers, corporate video conferencing, CAD/CAM software applications, and other uses characterized by high velocity communication. SPFAST is a line of services based on the Frame Relay protocol directed to applications that require high speed and short response time. SPVIP is the provision of telecommunications services tailored to the specific needs of corporate customers and may include such services as interconnection of data processing centers, local networks, digital PBXs and corporate video conferencing.

     The Company's management has placed particular emphasis on developing and improving upon the following data transmission services: (i) data transmission services using fast protocols (frame relay protocols) based on direct use of the client's local network, (ii) access services for final users to connect to the internet protocol network, (iii) dedicated network services to connect to the internet protocol network, (iv) dedicated network services to connect to the Internet and (v) virtual private network and interconnection of local networks. By the second semester of 1999, the Company's management expects to complete its implementation of 11,000 dial-up access ports to its internet protocol network.

     Other Services

     The Company provides a variety of other telecommunications services that extend beyond basic telephone service. The Company also provides interactive banking services, electronic mail and other similar services.

Quality of Service

     Since the beginning of 1990, the Company has improved the quality of its services through network upgrading and the addition of automatic operational support systems. The following table sets forth information on service quality for the periods indicated.

                                                                                   Year ended December 31,
                                                                           -------------------------------------
                                                                                                     1999 Anatel
                                                                           1997          1998           target
                                                                           ----          ----        -----------
Maximum monthly repair requests (% of lines in service)..............       2.8            4.0            3.0
Residential repair response speed (% within 24 hours)................      81.1           65.4           95.0
Call completion rate during peak periods (% of
     calls attempted)(1)............................................       56.5           58.6           60.0
Dial tone within 3 seconds (% of calls attempted)...................       99.0           99.6           98.0
Billing complaints (% of bills).....................................        n.a.           0.9            0.4

-------------------------
(1)  Local and domestic long-distance calls.

     The Company is required under the Telecommunications Regulations to meet certain service quality targets relating to call completion rates, repair requests, and response rate to repair requests, and operator response periods. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Quality of Service--General Plan on Quality." The Company has been focusing and will continue to focus on meeting the Anatel targets that are the most difficult for the Company, such as the targets relating to public telephone repair requests and response times to nonresidential and public telephone repair requests. Currently, on a monthly basis the Company receives public telephone repair requests equivalent to approximately 19% of public telephones in service per month per line. The Company is obligated by year-end 1999 to reduce repair requests to 15% of public telephones in service. During 1998, the Company responded within eight hours to 65% of nonresidential repair requests and 85% of public telephone repair requests. The Company is obligated by year-end 1999 to respond within eight hours to 95% of nonresidential and public telephone repair requests. In order to meet these targets, the Company is developing software that will enable the Company to test the functioning of public telephones from a centralized automatic supervision center. The Company is also increasing maintenance operations in order to improve its response time to public telephone repair requests. The decrease from 1997 to 1998 in the Company's residential repair response speed is in large part a result of the rapid increase in the size of the Company's network. See "--Network Facilities." In July 1999, Anatel expects to implement the Plano de Numeracao (the "Numbering Plan"). The Numbering Plan will require a customer to specify a long-distance carrier for each call by dialing two additional digits. Although the Company is making the necessary adjustments to its switching stations, including adapting its analog switching stations, it anticipates future traffic problems at switching stations as a result of the change in the numbering system, especially in the two to three weeks following the implementation of the Numbering Plan.

     The Company is also obligated to respond to customer complaints about the Company's services that are filed with the Fundacao de Protecao ao Consumidor - Procon ("Procon"), a consumer protection agency. Due to the high number of complaints received by Procon about the Company's services, the Company and Procon signed an agreement in March 1999 (the "Procon Agreement") under which the Company agreed to comply with line installation and quality of service targets. Under this agreement, the Company committed to install lines for those customers who had subscribed for a line under the prior system of auto-financing over a period beginning in April 1999. The Company has performed its obligation as regards line installations as of May 31, 1999. Under the Procon Agreement, the Company is obligated to offer certain services free of charge to customers whose lines are not installed within two years from the date on which they contracted for their line. Such services offered free of charge, include exemption from activation charges, provision of prepaid telephone cards until the line is installed and credits from future subscription charges equal to the number of days the line was installed in excess of the Customer's deadline. As of April 30, 1999, the value of the free services provided by the Company pursuant to the Procon Agreement totaled approximately R$13 million.

     In the Procon Agreement, the Company also undertook to respond to repair requests within 5 days by May 1, 1999 and within 3 days by June 1, 1999. The Company has met both targets. In response to complaints about billing inaccuracies, the Company committed itself to, among other things: (i) to a change its bill lay-out, which will be in effect as of July 1999, and (ii) as of April 1999, to implement a billing system that allocates subscription charges proportional to the number of days of uninterrupted service. The Company will incur a penalty of R$100,000 per day for each day the Company is out of compliance with the targets set forth in the Procon Agreement.

     In 1999, Anatel initiated administrative proceedings against the Company in response to degradations in the Company's quality of service, particularly with respect to service interruptions and failures to notify customers of changes in telephone numbers. In May 1999 Anatel fined the Company R$5 million for those degradations. The amount of the fine was contributed to the Company's customer that had suffered the degradations.

Rates

     Rates for telecommunications services provided by the Company are subject to comprehensive regulation. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." Since the relative stabilization of the Brazilian economy in mid-1994, there have been two major changes in rates for local and long-distance services. Effective in January 1996, rates for all services were increased, primarily to compensate for accumulated effects of inflation. Effective in May 1997, the rate structure was modified through a tariff rebalancing that resulted in higher charges for measured service and monthly subscription and lower charges for intraregional, interregional and international long-distance services. Monthly subscription charges, for example, were increased by 270% for residential customers and 59% for commercial customers.

     The Concessions establish a price-cap mechanism for annual rate adjustments, which places an upper limit on a weighted average of the rates for a basket of local and long-distance and for interconnection. The basket includes activation and subscription fees and measured usage fees for local, long-distance and public telephone service. Subject to certain limits, the rates for individual services within the basket may be increased by up to 9% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. The Concessions provide for the price cap to be adjusted periodically to take account of inflation, as measured by the Indice Geral de Precos - Disponibilidade Interna ("IGP-DI").

     Anatel has approved a rate increase in June 22, 1999 to average 6.57% across all telecommunications service providers in Brazil. The increase for each particular telecommunications service provider will vary.

     Local Rates

     The Company's revenue from local service consists principally of activation and installation charges, monthly subscription charges, measured service charges and public telephone charges. Users of measured service, both residential and nonresidential, pay for local calls depending on usage. Usage is measured in pulses. Pulses occur system-wide every four minutes for most local calls and every sixty seconds for local calls made between certain municipalities. These system-wide pulses are recorded independently of when individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first pulse and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

     Local call charges for normal weekday calls are determined by multiplying the number of pulses by the charge per pulse. For calls being made any day between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day Sundays and holidays, a caller is charged for only one pulse regardless of the duration of a call. Each customer receives a total of 90 free pulses per month. Approximately 71.6% of the Company's customers use over 90 pulses per month. Measured service charges are the same for all customers.

     Since May 1997, the monthly subscription charge (including taxes) has been R$13.82 for residential customers, R$20.73 for commercial customers and R$27.64 for users of PBX systems and the price of one pulse (including taxes) has been R$0.08. The following table sets forth selected information on the Company's subscription charges and measured service charges for local telephone service for the periods indicated.

                                                                               Year ended December 31,
                                                                           --------------------------------------
                                                                            1996            1997            1998
                                                                           ------          ------          ------
                                                                                      (reais)(1)
Average rates for local telephone service(2):
     Monthly subscription:
          Residential.............................................           3.00         7.78           10.00
          Commercial..............................................          10.46        13.50           15.00
     Measured service (per local pulse)...........................           0.038        0.054           0.058

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998.
(2) Average of monthly average rates, net of taxes.

     The Company charges an activation charge of R$69.10, including taxes, for the activation of a line, an installation fee of R$29.65, including taxes, for the installation of a new line and a fee of R$29.65, including taxes, when a customer changes addresses. Prior to May 1997, under a system called "auto-financing," each customer requesting the installation of a line was required to invest in shares of Telebras or its subsidiaries. The amount to be invested varied from time to time but was substantial. In 1996, for example, the required investment for a new line in the State of Sao Paulo was R$1,117.63. Auto-financing was phased out in 1997, and the activation charge, which was initially R$300, was reduced to R$80 in October 1997 and R$50, net of taxes, in March 1998.

     Intraregional Long-Distance Rates

     Rates for intraregional long-distance calls are computed on the basis of the time of day, and day of the week, duration and distance of the call and also vary depending on whether special services, such as operator assistance, are used. Some intraregional calls made within the same area code may also be measured by pulses. See "--Regulation of the Brazilian Telecommunications Industry--Rate Regulation." The following table sets forth selected information on the Company's domestic long-distance rates during the periods indicated.

                                                                                Year ended December 31,
                                                                          ------------------------------------
                                                                           1996           1997           1998
                                                                          ------         ------         ------
                                                                                      (reais)(1)
Domestic long-distance rates(2)(3):
     0 to 50 km.....................................................      0.42           0.32           0.32
     50 to 100 km...................................................      0.70           0.54           0.54
     100 to 300 km..................................................      1.07           0.81           0.81
     Over 300 km....................................................       1.40           1.08           1.08

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998.
(2)  Average of monthly average rates, net of taxes.
(3) Rates for a domestic long-distance call, three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of value-added taxes.

     Network Usage Charges

     The Company's revenue from network services consists primarily of two basic categories: payments from other telecommunications service providers on a per-minute basis to complete calls using the Company's network and payments from other telecommunications service providers on a contractual basis to use part of the Company's network. Payments on a per-minute basis include payments from Embratel and cellular service providers. Payments on a contractual basis include payments to lease parts of the Company's network by cellular service providers. Other telecommunications service providers pay the Company a network usage charge computed on a per-minute basis, to complete a call on the Company's network. The network usage charge varies depending on whether the telecommunications service provider uses the Company's local or long-distance network. Similarly, the Company pays other fixed-line service providers a network usage charge to complete calls on their networks and the Company pays cellular service providers a network usage charge to complete calls on their networks. The terms and conditions of interconnection are freely negotiated between parties, subject to a price cap established by Anatel. If the Company offers to any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Cellular telecommunications service in Brazil, unlike in North America, is offered on a "calling party pays" basis under which the subscriber pays only for calls that he or she originates (in addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area). Under the policy of a calling party pays, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. Calls received by a cellular service subscriber are paid for by the party that places the call in accordance with a rate based on cellular per minute charges. For example, a fixed-line service customer pays a rate based on cellular per minute charges for calls made to a cellular service subscriber. The cellular base rate per minute charges are generally VC1, for calls within the locality, VC2, for calls outside the cellular subscriber's registration area, and VC3, for calls outside the concession area in which the registration area is located. The Company charges its fixed-line service customers per minute charges based on either VC1, VC2, or VC3 rates when a fixed-line service customer calls a cellular subscriber. In turn, the Company pays the cellular service provider the mobile network usage charge.

     For calls made by the Company's customers that terminate on the networks of Band B operators, the network usage charges the Company must pay to the Band B operator to complete such calls exceed the retail measured usage charges the Company is permitted to collect from its customers. This results in losses for the Company for certain calls made by the Company's customers that terminate on a Band B network, particularly for calls made during reduced-rate evening hours. The Company has requested that Anatel either increase the Company's network usage rates or decrease the Band B network usage rates. Anatel has not yet provided a response to the Company's request for rate adjustments and there can be no assurance that Anatel will adjust network usage rates in a way that will be favorable for the Company. For a discussion of the Company's payments to cellular service providers see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1996, 1997 and 1998--Cost of services--Services."

     The Company's revenue from network services also includes payments from other telecommunications service providers arranged on a contractual basis to use part of the Company's network. Other telecommunications service providers, such as providers of trunking and paging services, may use the Company's network to connect a central switching station to the Company's network. Some cellular service providers use the Company's network to connect cellular central switching stations to the cellular radio base stations. The Company also leases transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

     The following table sets forth the average per-minute rates charged by the Company for network services during the indicated years.

                                                                                Year ended December 31,
                                                                        --------------------------------------
                                                                         1996            1997            1998
                                                                        ------          ------          ------
                                                                                      (reais)(1)
Network usage rate (local)(2).....................................       0.031           0.036           0.036
Network usage rate (long-distance )(2)............................       0.062           0.066           0.066
Per minute charges for calls made to the cellular network:
     VC1..........................................................       0.37            0.37            0.37
     VC2..........................................................       0.80            0.80            0.80
     VC3..........................................................       0.91            0.91            0.91

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998.
(2)  Average of monthly average rates, net of taxes.

     Data Transmission Rates

     The majority of revenue from data transmission services is generated by monthly line rental charges for private leased circuits. The balance consists mainly of nominal charges for access to the data transmission network and measured service charges based on the amount of data transmitted. Effective in May 1997, line rental charges for private leased circuits were reduced by 42%. Rates charged for data transmission services are solely determined by the Company and are not subject to a rate cap. However, data transmission services must be offered on a nondiscriminatory basis. The following table sets forth selected information about the Company's average monthly line rental charges for private leased circuits service during the indicated years.

                                                                               Year ended December 31,
                                                                      -----------------------------------------
                                                                         1996            1997            1998
                                                                      ---------       ---------       ---------
                                                                                      (reais)(1)
Average rates for monthly line rental per leased circuit: (2)
     9.6 Kbits.................................................        2,427.69        1,011.92          749.99
     64 Kbits..................................................        5,940.72        2,335.00        2,028.75
     2 Mbits...................................................       45,844.62       29,088.43       25,731.20

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998. (2) Average of monthly average rates, net of taxes, assuming a transmission distance between 300 and 500 kilometers.

     Value-added Taxes on Telecommunications Services

     The cost of telecommunications services to the customer includes a variety of taxes. The average rate of all such taxes, as a percentage of the Company's gross operating revenues, was 23% in 1998. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on revenues from the provision of telecommunications services. The rate in the State of Sao Paulo is 25% for domestic telecommunications services.

     Other taxes on gross operating revenues include two federal taxes, the Programa de Integracao Social ("PIS") and the Contribuicao para Financiamento da Seguridade Social ("COFINS"), imposed on gross operating revenues at a combined rate of 2.65%. These taxes were increased to a combined rate of 3.65% of gross operating revenues in February 1999. The increase of 1% may be offset against the social contribution tax imposed on profits during the same fiscal year.

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS to certain services, including activation and monthly subscription charges, to which it had not previously been applied. There is a risk that the state governments could seek to apply the ICMS retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. See "Legal Proceedings."

Billing and Collection

     The Company sends each customer a monthly bill covering all the services provided during the prior period. Customers are grouped in fourteen billing cycles based on the date bills are issued. The telephone bill separately itemizes long distance calls, calls made on a cellular network, 800 and 900 services and other services such as call waiting, voice mail and call forwarding. Customer payments are effected under agreements with various banks, either by debiting the customer's checking account or by direct payment to a bank.

     In 1998, the Company blocked the service of approximately 1.9 million lines, and approximately 90% of such lines were unblocked following payment of the overdue amounts. The Company charges interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 1998, 8.9% of all receivables had been outstanding between 30 and 90 days and 5.3% of all receivables had been outstanding for more than 90 days. Under prior regulations, the Company was not permitted to disconnect a customer's service until a receivable was outstanding for over 90 days. The Concessions now authorize the Company to restrict a customer from making outgoing calls after 30 days, restrict a customer from making outgoing or receiving incoming calls after 60 days and disconnect a customer completely after 90 days. The Company's future disconnection policy will depend on factors such as the level of unmet demand, the level of competition and regulations governing the Company's disconnection policy. For a discussion of provisions for past due accounts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations for the years ended December 31, 1996, 1997 and 1998--Operating expenses--Selling expense."

     The Company also receives revenues from network services, primarily from Embratel and cellular service providers that interconnect with the Company's network. When an interregional or international long-distance call is originated on the Company's network, the Company bills its customer, retains any access fee for use of the Company's network (including, in the case of Embratel, the supplemental per-minute fee) and transfers the balance to the long-distance carrier. The Company also bills its customers for calls made from the Company's fixed-line network to cellular customers. Conversely, calls made from cellular service customers to fixed-line customers are billed by the cellular service provider. After the billing cycle is over, the Company and the cellular service provider reconcile the amounts owed to each other (the fixed and mobile network usage rates and any fees owed on a contractual basis) and pay the net amount outstanding to the appropriate party. The Company also provided billing services to Telesp Celular until it develops its own billing system.

Network and Facilities

     General

     The Company's network includes installed lines and exchanges, a network of access lines connecting customers to exchanges, trunk lines connecting exchanges and long-distance transmission equipment. At December 31, 1998, the Company's regional telephone network included approximately 6.9 million installed lines, including public telephone lines, of which 6.4 million were lines in service. Of the access lines in service at that time, 68.9% were residential lines, 28.6% were commercial lines and 2.5% were public telephone lines. Intraregional long-distance transmission is provided by a microwave network and by fiber optic cable. The Company's management believes that the unmet demand for fixed-line telecommunications services in the Region is substantial. At December 31, 1998, 37% of the households and 72% of the businesses in the Region had local telephone service. The customer waiting period for the installation of a new line varies significantly depending on the capacity of the switching center that serves the locality.

     The following table sets forth selected information about the Company's network at the dates and for the years indicated.

                                                                           At and for year ended December 31,
                                                                      --------------------------------------------
                                                                      1994      1995      1996      1997      1998
                                                                      ----      ----      ----      ----      ----
Installed access lines (millions).................................     4.5       4.9       5.4       6.0       6.9
Access lines in service (millions) (1)............................     4.3       4.6       5.1       5.6       6.4
Average access lines in service (millions)........................     4.1       4.4       4.8       5.3       6.0
Lines in service per 100 inhabitants..............................    13.1      13.7      15.2      16.4      18.8
Percentage of installed access lines connected to digital             33.3      38.0      44.0      56.0      73.0
exchanges.........................................................
Employees per 1,000 access lines installed........................     5.8       5.1       4.3       4.0       2.8
Number of public telephones (thousands)...........................   120.6     126.6     146.7     168.8     179.6
Local call pulses (billions)......................................    22.2      23.3      24.3      23.5      23.1
Domestic long-distance call billed minutes (billions).............     6.3       7.6       8.9       9.9       9.0
International call billed minutes (millions)......................    94.5     145.5     165.5     202.8     121.3

-------------------------
(1) Data includes public telephone lines.

     The Company's network strategy is to develop an integrated broadband network supporting all types of telecommunications services and multimedia, data and image applications. It is incorporating new digital-based technologies in its network to increase the integrated services the Company can provide. It is also developing plans to install ATM-Asynchronous Transfer Mode technology network and transmission platforms for high-speed switched services that will accommodate image transmission. By June 1999, the Company's management hopes to establish an ISDN-Integrated Services Digital Network that will provide high-quality, high-speed capacity at competitive prices to residential and small business customers. The Company is also developing a digital-based systems architecture for the basic local and regional network with a 2.5 Gbit SDH-Synchronous Digital Hierarchy transmission network linking transit and tandem switches that will improve service delivery by placing the digital accesses as close as possible to the user.

     The Company began to install digital exchanges in 1982 and fiber optic cable in 1984. Compared to the older analog technology, digital systems improve the quality and efficiency of the network, accommodate higher traffic levels, require less maintenance and permit the Company to offer a broad range of value-added services simultaneously on the same network, such as voice, text and data applications. Optical fiber provides greater transmission capacity, significantly reduces the fading of signals and requires less frequent amplification, thereby reducing the cost of providing service and increasing traffic capacity and network reliability. Beginning in 1997, all new lines installed by the Company were connected to digital exchanges. At May 31, 1998, the Company's network was approximately 80% digital. By the end of 2005, the Company plans to have replaced almost all of its analog exchanges with digital exchanges.

     Network Expansion

     The Company is required under the Telecommunications Regulations to meet certain targets relating to network expansion and modernization. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Network Expansion--General Plan on Universal Service." The Company has been focusing and will continue to focus on meeting the Anatel targets that are the most difficult for the Company, such as the targets relating to maximum waiting periods for the installation of a line, network digitalization and public telephone availability. The Company is obligated to reduce the maximum waiting time for installation of a line to four weeks by year-end 2001. The maximum waiting time for lines installed during 1998 was 107 weeks. The Company is required, by year-end 1999, to make available to the public 24 hours per day at least 50% of its public telephones in every local calling area with local and domestic long-distance direct-dial capability and at least 25% of such public telephones with international long-distance direct-dial capability. At December 31, 1998, 91.3% of the Company's public telephones provided local and domestic long-distance direct-dial capability and 0.09% of such telephones provided international long-distance direct-dial capability.

Competition

     The Telecommunications Regulations provide for the introduction of competition in telecommunications services in Brazil. The Telecommunications Regulations require Anatel to permit one competitor to provide local fixed-line telecommunications services in the Region and two additional competitors to provide intraregional long-distance telecommunications services in the Region. The new licensees that will compete with the Company will not be subject to the same service quality and network expansion and modernization obligations that the Company is subject to under its Concessions. Beginning in 2002, the Company may face an unlimited number of competitors in local and intraregional long-distance, and it may itself seek a license to provide interregional and international long-distance service provided that it has met certain obligations contained in the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

     In April 1999, Megatel won the bid for the operating licenses to provide local and intraregional long-distance fixed-line services in the Region. Megatel paid R$70 million for the operating licenses, the minimum price set by the Brazilian government. By the end of 1999, Megatel plans to provide service to 13 of the 25 municipalities in the State of Sao Paulo with more than 200,000 inhabitants, offering an expected line density of 3.37 lines per 100 inhabitants. Megatel expects that by the end of 2000, it will service approximately 80% of the Region, offering an expected line density of 5.53 lines per 100 inhabitants. Megatel is authorized to begin operations in December 1999.

     Megatel is a consortium led by WLL International Inc. ("WLL"). WLL and Bell Canada International ("Bell Canada") each own a 35.3% interest in the consortium. Qualcomm Incorporated ("Qualcomm") and the Liberman Group of Argentina (the "Liberman Group") own 16.6% and 12.8% in the consortium, respectively. The consortium that comprises Megatel also received authorization under the name Canbra Telefonica S.A. to provide local fixed-line services in competition with Tele Norte Leste Participacoes S.A. ("Tele Norte Leste"). Tele Norte Leste is the regional fixed-line service provider operating in the northern, northeastern and southeastern regions of Brazil, including the State of Rio de Janeiro.

     WLL was formed in June 1998 to provide fixed-line telecommunications and data transmission services in Latin America. Bell Canada is a subsidiary of BCE Inc., the largest telecommunications company in Canada and a leading provider of telecommunications services in markets outside of Canada. Qualcomm is a supplier of CDMA wireless local loop networks worldwide and develops digital wireless communications products and services based on its CDMA digital technology. The Liberman Group invests in fixed wireless telecommunications in Latin America through SLI Wireless, a part of the Liberman Group.

     In July 1999, Embratel is authorized to begin providing intraregional long-distance telecommunications services in the Region in competition with the Company. Embratel is controlled by MCI Worldcom, a global telecommunications company with revenue of more than $30 billion and established operations in over 65 countries.

     In January 1999, Bonari was awarded licenses to provide long-distance services throughout Brazil in competition with Embratel. In July 1999, Bonari, along with Embratel, will be authorized to provide intraregional long-distance service in the Region in competition with the Company. The partners that comprise Bonari include: (i) National Grid, the owner and operator of the electricity transmission network in the United Kingdom with a quoted market value of over US$10 billion, (ii) France Telecom, one of the world's leading telecommunications carriers with 1998 consolidated operating revenues of 24.6 billion euros and (iii) Sprint, a global U.S. based communications company with US$17 billion in annual revenues.

     The Company is also subject to competition from cellular service providers which would increase if cellular providers were to lower the rates for cellular service. There are three cellular service providers in the Region: Telesp Celular, which was spun off from the Company in January 1998, BCP (a consortium including Bell South Corporation of the US, the media group OESP, Safra Bank and Splice) and Tess (a consortium including Telia of Sweden, two Brazilian construction firms and Unibanco). Cellular service providers are also a significant source of revenue for the Company through network usage fees for the use of the Company's network and lease payments for use of, and availability of capacity on, the Company's network. See, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Non-local Services--Network Services."

     In December 1998, Anatel approved a resolution outlining a numbering plan for fixed-line service providers in Brazil. The Numbering Plan will promote competition between providers of fixed-line long-distance services by requiring the caller to choose a service provider for each long-distance call by prefacing the call with numbers that identify the carrier. Following the implementation of the Numbering Plan, the Company's management anticipates that the Company will experience a loss of market share in respect of intraregional long-distance service. It is not yet possible to estimate the revenue effect that may result from such change in market share.

     There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Megatel is a potentially powerful competitor with significant expertise in the areas of building and successfully managing telecommunications operations, advanced technology and international finance, as well as prior experience in the State of Sao Paulo. Embratel, the former long-distance carrier of the Telebras System, has an extensive transmission network, extensive experience and financial resources. Bonari is owned by National Grid, Sprint and France Telecom, companies with extensive experience in network development, installation of optical fiber cable, and at the forefront of integrating long-distance, local and wireless communications. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the technical and financial resources available to the Company's competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition.

Employees

     At December 31, 1998, the Company had 18,930 employees. All of the Company's employees are employed on a full time basis, divided into the following functions: 0.8% corporate management, 0.8% marketing, 7.9% plant expansion and modernization, 48.5% plant operation and maintenance, 23.7% client services, 2.2% human resources, 2.3% budget and finance, 2.6% supplies, 5.3% information services and 5.9% general administration.

     Approximately 53.0% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Some employees in particular job categories are affiliated with other unions specific to such categories. Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel or Fittel, on the other. The collective agreements currently in force expire on November 30, 1999. The Company's management considers the relations of the Company with its work force to be satisfactory. Neither the Company nor the Predecessor Company has ever experienced a work stoppage that had a material effect on its operations. Employees of the Company at the time of the privatization had the right to maintain their rights and benefits in Fundacao Telebras de Seguridade Social - Sistel ("Sistel"), a multi-employer defined benefit plan that supplements government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company. See Note 25 to the Consolidated Financial Statements. Employees hired since the privatization are not members of Sistel and the Company does not contribute to any pension fund on behalf of such employees.

     Sistel covers the employees of the companies of the former Telebras System, and the Company is contingently liable for all of the unfunded obligations of the plan. See Note 25 to the Consolidated Financial Statements. The Company and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors for their own employees. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under Sistel for those employees who have already retired and the funding for such plan would be provided by all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' respective participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Company or its employees cannot be assessed.

Research and Development

     The Company conducts independent research and development in areas of telecommunications services but does not independently develop new telecommunications hardware. The Company primarily depends on manufacturers of telecommunications products for the development of new hardware.

     In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligate them to contribute in aggregate R$108.3 million in approximately equal installments to the Centro de Pesquisa e Desenvolvimento da Telebras (the "Center"), a research and development center formerly operated by Telebras during the three years ending May 2001.

     During the effectiveness of its agreement with the Center, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. The Center has also agreed to develop for the Company a system of billing and collection, a system to facilitate customer assistance, systems of automation, supervision and repair of the Company's network and certain additional technological services. The Center may also provide services to third parties on a fee-for-service basis. The Company may request additional technological support from the Center than contemplated in the agreement by contributing additional funds to the Center. The Company's research and development expenses during 1996, 1997 and 1998, including its contribution to the Center, were R$ 27.7 million, R$ 23.6 million and R$33.0 million for 1996, 1997 and 1998, respectively.

Capital Expenditures

     Before the Privatization, the Company's capital expenditures were planned and allocated on a system-wide basis and subject to approval by the Federal Government. These constraints on capital expenditures prevented the Company from making certain investments that otherwise would have been made to improve telecommunications service in the Region. Since the Privatization, these restrictions have not applied. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand service under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies."

     The primary focus of the Company's capital expenditure program has been and continues to be the expansion, modernization and digitalization of the network in order to comply with the Anatel targets. See "Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." For the future, the Company expects to emphasize the development of the integrated broadband network, as described under "--Network and Facilities." The Company anticipates that capital expenditures for 1999 will be R$2,510 million, which is expected to be mainly funded with internally generated funds from operations.

     The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1998.

                                                                                Year ended December 31,
                                                                        ---------------------------------------
                                                                          1996            1997           1998
                                                                        --------        --------       --------
                                                                                (millions of reais)(1)
Operational investments (2)........................................       253.7           148.5          111.2
Telephone equipment:
   Exchanges                                                              309.1           364.7          772.5
   Transmission....................................................        87.9           122.2          208.8
   Infrastructure..................................................        79.0           239.5          277.1
   External network................................................       452.3           496.2        1,085.1
   Other...........................................................        91.2            58.6           59.9
Data transmission equipment........................................        50.1            49.9           65.4
                                                                        -------         -------        -------
Total capital expenditures (2).....................................     1,323.3         1,479.6        2,580.0
                                                                        =======         =======        =======

-------------------------
(1) In constant reais of December 31, 1997 purchasing power for any period prior to January 1, 1998.
(2) Operational investments include investments to replace plant equipment and other fixed assets generally without altering the capacity of the asset replaced and certain investments in operational and technical support such as telecommunications management network systems.

Regulation of the Brazilian Telecommunications Industry

     General

     The Company's business, including the services it provides and the rates it charges, is subject to comprehensive regulation under the General
Telecommunications Law and various administrative enactments thereunder. Each of the Subsidiaries operates under a Concession that authorizes it to provide specified services and sets forth certain obligations (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Anatel is administratively independent and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged in the Brazilian courts.

     Concessions and Licenses

     Concessions and licenses to provide telecommunications services are granted under the public regime or the private regime. Companies that provide services under the public regime ("public regime companies") are subject to certain obligations as to quality of service, continuity of service, universality of service, network expansion and modernization. Companies that provide services under the private regime ("private regime companies") are generally not subject to the requirements as to continuity of service, universality of service or modernization, but they are subject to certain network expansion and quality of service obligations set forth in their licenses. The companies that operate in the public regime include the four primary public regime companies (Embratel, the Company and the two other regional fixed-line service providers) and certain other local operators. The four primary public regime companies are the primary providers of fixed-line telecommunications services in Brazil that include local service and intraregional, interregional and international long-distance service. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in the Company's Region, operate in the private regime.

     Public regime companies, such as the Company, also often offer certain services in the private regime of which the most significant are data transmission services.

     Fixed-line Services--Public Regime. Each public regime company operates under concessions that expire in 2005 but, subject to meeting certain obligations, may be renewed for an additional 20-year period. The Concessions may also be revoked prior to expiration. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions." Every second year during the 20-year renewal period, public regime companies will be required to pay biannual renewal fees equal to 2% of annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     The Company, like the other regional fixed-line companies, is generally not permitted to offer interregional, international long-distance service or other specified telecommunications services until December 31, 2003. However, if all the Subsidiaries meet their network expansion and universal service targets of December 31, 2003 by December 31, 2001, the Company would receive authorization to offer any sort of telecommunications services beginning in 2002, whether or not in the Region, including interregional and international long-distance service. See "--Obligations of Telecommunications Companies--Public Regime--Service Restrictions."

     Fixed-line Services--Private Regime. The Telecommunications Regulations provide for the introduction of competition in telecommunications services in Brazil by requiring the Federal Government to authorize four private regime companies--one to provide local service and intraregional long-distance service in each of the three Fixed-line Regions and one to provide intraregional, interregional and international long-distance service throughout Brazil. Anatel has already granted to a private regime operator the licenses to operate in the Company's Region. Anatel has also granted to two other private regime companies the licenses to operate in one of the other Fixed-line Regions and the licenses to provide intraregional, interregional and international long-distance service in competition with Embratel. The auction for the licenses to operate in the remaining Fixed-line Region did not attract any bidders and has been rescheduled for July 12, 1999. Following the completion of the auctions, authorizations will have been granted in each Fixed-line Region for two regional fixed-line companies to provide local service (a public regime company and a private regime company), four fixed-line companies to provide intraregional long-distance service (a public regime company, two private regime companies and Embratel) and two companies to provide interregional long-distance and international long-distance (Embratel and Bonari). Beginning in 2002, Anatel may authorize additional private regime companies to provide intraregional, interregional and international telephone long-distance. See "--Competition."

     Obligations of Telecommunications Companies.

     The Company, like other telecommunications service providers, is subject to obligations concerning quality of service and network expansion and modernization. The four public regime companies are also subject to a set of special restrictions regarding the services they may offer contained in the Plano Geral de Outorgas ("General Plan of Concessions and Licenses"), and special obligations regarding service quality, network expansion and modernization contained in the Plano Geral de Metas de Universalizacao ("General Plan on Universal Service") and the Plano Geral de Metas de Qualidade ("General Plan on Quality").

     Public Regime--Service Restrictions. The General Plan of Concessions and Licenses prohibits the regional fixed-line service providers from offering cellular, interregional long-distance or international long-distance services and prohibits Embratel from offering local or cellular services until December 31, 2003. Such service restrictions may be suspended by December 31, 2001 for any company that meets the 2003 targets by December 31, 2001.

     Anatel will monitor the progress of Embratel and the regional fixed-line service providers towards meeting their Lists of Obligations. See tables in "--Network Expansion--General Plan on Universal Service" and "--Quality of Service--General Plan on Quality." Anatel may revoke the concessions of companies that fail to meet their 2003 targets. Each regional fixed-line provider will be authorized to provide all other telecommunication services (except for fixed-line services in the private regime within the Region and cable TV services) either (i) beginning in 2004; or (ii) beginning in 2002, provided that all of its operating subsidiaries have met their respective 2003 targets.

     Public regime companies are also subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

     o a public regime company is prohibited from holding more than 20 percent of the voting stock in any other public regime company for a five year period beginning July 1998 (following that period the prohibition is suspended provided that the acquisition is not deemed detrimental to the implementation of the General Plan of Concessions and Licenses);

     o mergers between regional fixed-line service providers and cellular service providers are prohibited (this prohibition also applies to private regime companies); and

     o companies offering telephony services are prohibited from offering cable television (unless a public auction to provide such services in the relevant region is held and no one appears).

     Network Expansion--General Plan on Universal Service. Under the General Plan on Universal Service, each regional fixed-line service provider is required to expand fixed-line service within its Fixed-line Region in accordance with the List of Obligations and Embratel is required to expand access to long-distance service by installing public telephones in remote regions. No subsidies or other supplemental financings are anticipated to finance the network expansion obligations of the public regime companies. Any Subsidiary that meets its 2001 target for maximum waiting time for installation of a line of four weeks by December 31, 1999 will no longer be subject to the network expansion requirements. If a public regime company fails to meet its obligations in a particular Fixed-line Region, Anatel may apply the penalties established in the Concessions. In the event of extreme failure on account of a public regime company that endangers the provision of basic telecommunications services to the region and upon proof that the public region company is incapable of providing the service, Anatel would be obligated to issue a license to another company to service the region.

     The following table sets forth the Company's network expansion and modernization obligations as provided in the List of Obligations at the times indicated and the Company's performance with respect to each category of obligation at December 31, 1998.

                                                Telesp status
                                                  at December
                                                       31,                      By December 31,
                                                 ------------- --------------------------------------------------------
                                                      1998      1999    2000    2001    2002     2003    2004     2005
                                                 ------------- ------  ------  ------  ------   ------  ------   ------
Minimum number of installed lines
    (millions).............................        6.18         7.00    8.32    9.73     --        --     --       --
Fixed-line service available to all
    communities larger than................          --           --      --   1,000     --       600     --      300
Maximum waiting time for installation of a
    line (weeks)(1)........................         107           --      --       4      3         2      1       --
Minimum number of public telephones in
    service (thousands)....................       163.8        193.7   216.0   241.0     --        --     --       --
Minimum number of public telephones per
    1,000 inhabitants......................         5.3           --      --      --     --       7.5     --      8.0
Minimum public telephones as a percentage of
    fixed lines............................       0.027           --      --      --     --     0.025     --    0.030
Minimum digitalization level of network
    (%)(2).................................        72.6           75      --      85     --        95     --      100

-------------------------
(1)  Applies only to areas where fixed-line service is fully available.
(2) At May 31, 1999 the digitalization level of the Company as a whole was approximately 80%.

                                                CTBC status at
                                                 December 31,                         By December 31,
                                                --------------   -------------------------------------------------------
                                                     1998         1999    2000    2001     2002    2003    2004    2005
                                                --------------   ------  ------  ------   ------  ------  ------  ------
Minimum number of installed lines
    (thousands)............................           697          833     905      950     --        --     --       --
Fixed-line service available to all
    communities larger than................            --           --      --    1,000     --       600     --      300
Maximum waiting time for installation of a
    line (weeks)(1)........................           107           --      --        4      3         2      1       --
Minimum number of public telephones in
    service (thousands)....................          15.8         19.5    21.5     23.5     --        --     --       --
Minimum number of public telephones per
    1,000 inhabitants......................           5.4           --      --       --     --       7.5     --      8.0
Minimum public telephones as a percentage
    of fixed lines.........................         0.023           --      --       --     --     0.025     --    0.003
Minimum digitalization level of network
    (%)(2).................................          74.2           75      --       85     --        95     --       99

-------------------------
(1)  Applies only to areas where fixed-line service is fully available.
(2) At May 31, 1999 the digitalization level of the Company as a whole was approximately 80%.

     Quality of Service--General Plan on Quality. Under the General Plan on Quality, each regional fixed-line company and Embratel is required to meet certain service quality obligations established in its List of Obligations. The following table sets forth information regarding the Company's obligations at year-end 1999-2005 and the Company's performance with respect to each category of obligation at 1998.

                                                       Telesp status at
                                                          December 31,                        By December 31,
                                                       ----------------   ----------------------------------------------------
                                                            1998          1999    2000    2001    2002    2003    2004    2005
                                                       ----------------   ----    ----    ----    ----    ----    ----    ----
                                                            99.6           98      --      99      --     99.5      --    --
  Dial tone within 3 seconds (% of cases).........
  Call completion rate during peak periods
   (% of calls attempted)(1)......................            59           60      --      65      --       70      --    --
  Maximum number of uncompleted calls due
  to network congestion (% of
  calls attempted)(1).............................             6            6      --       5      --        4      --    --
  Maximum monthly repair requests (% of lines in
   service).......................................             4            3      --     2.5      --        2      --   1.5
  Maximum monthly public telephone repair
   requests (% of public telephones in service)...            20           15      --      12      --       10      --     8
  Residential repair response speed (% within
   24 hours)(2)...................................            65           95      --      96      --       97      --    98
  Nonresidential repair response speed (%
   within 8 hours)(3).............................            65           95      --      96      --       97      --    98
  Public telephone repair response speed (%
   within 8 hours)................................            85           95      --      96      --       97      --    98
  Operator availability during peak periods (%
   response within 10 seconds)....................           40(4)         92      --      93      --       94      --    95
  Billing complaints (% of bills issued)..........           0.9           .4      --      .3      --       .2      --    --

-------------------------
(1)  Local and domestic long-distance calls.
(2)  Must always be within 48 hours.
(3)  Must always be within 24 hours.
(4) With the initiation of a new call center in January 1999, with improved computer systems and increased personnel in addition to those required to staff the new centers, this indicator increased to 95% in May 1999.

                                                      CTBC status at
                                                        December 31,                        By December 31,
                                                      --------------     ----------------------------------------------------
                                                           1998          1999    2000    2001    2002    2003    2004    2005
                                                      --------------     ----    ----    ----    ----    ----    ----    ----
  Dial tone within 3 seconds (% of cases).........          99.9           98     --      99      --     99.5     --      --
  Call completion rate during peak periods
   (% of calls attempted)(1)......................            59           60     --      65      --       70     --      --
  Maximum number of incompleted calls due
  to network congestion (% of
  calls attempted)(1).............................             6            6     --       5      --        4     --      --
  Maximum monthly repair requests (% of lines in
   service).......................................           3.9            3     --     2.5      --        2     --     1.5
  Maximum monthly public telephone repair
   requests (% of public telephones in service)...           9.5           15     --      12      --       10     --       8
  Residential repair response speed (% within
   24 hours)(2)...................................            65           95     --      96      --       97     --      98
  Nonresidential repair response speed (%
   within 8 hours)(3).............................            65           95     --      96      --       97     --      98
  Public telephone repair response speed (%
   within 8 hours)................................            85           95     --      96      --       97     --      98
  Operator availability during peak periods (%
   response within 10 seconds)....................            40(4)        92     --      93      --       94     --      95
  Billing complaints (% of bills issued)..........          0.69           .4     --      .3      --       .2     --      --

-------------------------
(1)  Local and domestic long-distance calls.
(2)  Must always be within 48 hours.
(3)  Must always be within 24 hours.
(4) This indicator increased to 95% in May 1999 with the initiation of new call centers in January 1999 with improved computer systems and increased personnel.

     Fines and Penalties. Failure to meet the network expansion and modernization obligations in the List of Obligations may result in fines and penalties of up to R$50 million as well as potential revocation of the Concessions. Failure to meet the quality of services obligations in the List of Obligations may result in fines and penalties of up to R$40 million. While there can be no assurances, the Company's management believes that it will be able to meet these requirements, however, the Company's ability to meet the quality of service obligations in the List of Obligations will depend upon certain factors outside its control. See "--Network and Facilities--Network Expansion" and "--Customer Services--Quality of Service."

     Interconnection. All public regime companies are required to provide interconnection upon request to any provider of public telecommunications services. The terms and conditions of interconnection are freely negotiated between parties, subject to a price cap established by Anatel. If a company offers any party an interconnection tariff below the price cap, it must offer that tariff to any other requesting party on a nondiscriminatory basis.

     Anatel does not currently require network operators to unbundle network elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, each network operator is required to provide a detailed list of network services and elements which may be purchased separately by a party requesting interconnection.

     Rate Regulation

     The Concessions provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of an upper limits placed on a weighted average rate for two basket of services, one local and one long-distance. The local basket includes activation charges, monthly subscription fees and measured usage fees. The long-distance basket includes four rates for calls of varying distances. The caps for local and long-distance interconnection services are equal to the caps for the respective baskets.

     The initial price caps in the Concessions are based on the previously existing tariffs, which were developed based on the Company's fully allocated costs. The price caps are adjusted on an annual basis under a formula set forth in the Concessions, which provides for two types of adjustments. One adjustment reflects the rate of deflation or inflation during the relevant period, as measured by the IGP-DI, an index published by the Fundacao Getulio Vargas, a private Brazilian economic research organization. The other adjustment is a reduction in the price-level adjustment determined in accordance with a table of deemed productivity gains that are phased in during 1998-2005 for some caps and 2001-2005 for others.

     Subject to certain limits, the tariffs for individual services within each basket may be increased as long as the weighted average tariff for the entire basket does not exceed the price cap. Subject to approval by Anatel, the Company may also offer alternative plans that are not subject to the price cap. For instance, customers might be permitted to select a plan that allows unlimited calling for a set fee rather than paying the per-minute fee under the Company's basic service plan.

     Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a flat network usage fee charged per minute of use, which represents an average charge for a basket of network elements and services. The flat network usage fee is subject to a price cap that varies from company to company based on the underlying cost characteristics of that company's network. For a breakdown of the Company's past network usage charges, see "--Rates--Network Usage Charges."

     Three years from the date of the Concession, Anatel may permit the Company to set its own tariffs, provided there is effective competition. Excessive increases in earnings or anti-competitive practices may cause Anatel to revoke this permission.

     For information on the Company's current tariffs and service plans, see "--Rates."

Brazilian Political Environment

     The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover in the federal government at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies.

     Fernando Henrique Cardoso, who was Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and, in October 1998, was reelected for an additional four-year term, which began in January 1999. President Cardoso is the leader of a coalition of six political parties that represents a majority in the federal Congress. His party, the Brazilian Social Democratic Party, holds the second largest number of seats in the coalition.

     1999 to date has been marked by difficult relations between the Federal Government and certain state governments. In the 1998 elections for state governors, candidates from parties allied with the President's coalition prevailed in 21 of 27 states, including the State of Sao Paulo. Opposition candidates won in six states, including the States of Rio de Janeiro and Rio Grande do Sul. In January 1999, the new Governor of the State of Minas Gerais announced that his state would suspend payments on its debt to the Federal Government for 90 days. The Governor of the State of Rio Grande do Sul subsequently obtained a court order permitting his state to make its debt payments into an escrow account, pending resolution of a request of seven states to renegotiate refinancing agreements they had reached with the Federal Government in 1997. The Federal Government has responded by seeking to withhold constitutionally-mandated transfers to the State of Minas Gerais. The Federal Government has notified certain international financial institutions that it will no longer guarantee those states' obligations to those institutions, leading the World Bank to suspend loans to the States of Minas Gerais and Rio Grande do Sul.

     In February 1999, certain state governors pressed for a renegotiation of their states' refinancing agreements with the Federal Government. The President offered instead to make loans to the states to cover the costs of layoffs and pension reform and promised to review a law exempting exports from state taxes. The Federal Government has initiated negotiations with the World Bank to secure funding for such loans. The Federal Government is also proposing to refinance certain debt of Brazil's municipalities for a period of 30 years at a rate equivalent to 9% above the rate of inflation, in return for which the municipalities are to be required to cut costs sharply and adopt strict fiscal guidelines.

     Conflicts between the Federal Government and state governments could complicate the passage of the government's fiscal reform package and longer-term fiscal measures, including a reform of the tax system, and Brazil's ability to meet the agreed targets under the country's agreements with the International Monetary Fund (the "IMF"). See "--Brazilian Economic Environment."

Brazilian Economic Environment

     The Company's business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and
(iii) exchange rates between Brazilian and foreign currencies.

     For many years before the introduction of the Real Plan in late 1993, the Brazilian economy was extremely volatile. The Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, noninflationary growth. Changes in monetary, credit, tariff and other policies were frequent and occasionally drastic. In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently had a material adverse effect on the Company's business, operations, financial condition and results of operations.

     The Federal Government introduced the Real Plan in December 1993. The Real Plan is an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, initially with an exchange rate of R$1.00 to US$1.00. The real appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.2087 to US$1.00 at December 31, 1998. Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan has also led to economic slowdown, and a rise in unemployment in most regions and sectors of the economy.

     The Asian financial crisis and the ripple effects of these crises presented serious challenges for Brazil. After reaching a historical high of US$74.7 billion at April 30, 1998, Brazil's international reserves declined to US$42.4 billion at October 31.

     In November 1998, in response to continuing pressure on the real and the rapid decline in the country's dollar reserves, Brazil negotiated a US$41.5 billion loan package arranged by the IMF. Acceptance of the IMF package committed Brazil to implement a combination of spending cuts and tax increases. Brazil received the first installment of approximately US$9.4 billion in two disbursements. Brazil's level of international reserves stabilized following the announcement of the support package, reaching US$44.6 billion at December 31, 1998. At year-end 1998, the Commercial Market Rate stood at R$1.2087 to US$1.00.

     After some initial progress in implementing a Fiscal Stabilization Program announced in late 1998, the Federal Government encountered difficulties in implementing the program in Congress. See "--Brazilian Political Environment." The Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. Both the level of international reserves and the value of the real continued to decline. At January 31, Brazil's international reserves stood at US$36.1 billion and the Commercial Market Rate stood at R$1.9832 to US$1.00.

     In the following weeks, the Federal Government had a series of legislative successes with its efforts to implement the expense reduction and revenue enhancement measures under its Fiscal Stabilization Program. Brazil also began negotiations with the IMF on adjustments to the previously-agreed 1999-2001 economic program, and agreement was reached in March on new economic targets. Brazil received a second disbursement, of approximately US$4.9 billion, from the IMF, followed by an additional US$4.9 billion in bilateral loans under the IMF-led support package. Subsequent disbursements will depend on Brazil's ability to meet the agreed primary surplus targets and on Brazil's progress in implementing fiscal reforms. There can be no assurance that Brazil will be able to meet the primary surplus targets under its agreement with the IMF and, accordingly, that the full amount under the IMF-led support package will be available to Brazil.

     After giving effect to the inflows from the IMF-led support package, Brazil's international reserves stood at US$38.9 billion on April 8, 1999. The Commercial Market Rate stood at R$1.7240 to US$1.00. on May 31, 1999.

     As a result of the foregoing events, GDP dropped 1.64% during the fourth quarter of 1998, reflecting declines of 6.45%, 2.45% and 0.65% in the agricultural, industrial and services sectors, respectively. GDP declined by 0.15% in the full year 1998, compared with 3.47% growth during the preceding year. Brazil's current account deficit continued to grow in 1998, reaching US$35.2 billion for 1998, compared with a US$33.4 billion deficit for the preceding year. At the end of the first quarter of 1999, the current account deficit stood at US$3.5 billion, the result of a US$535 million trade deficit and US$3.4 billion in debt service during that quarter. Foreign direct investment inflows increased 52.6% in 1998, totaling US$26.1 billion. Of that amount, 23.4%, or US$6.1 billion, resulted from foreign participation in the national privatization program. In the first two months of 1999, foreign direct investment inflows totaled US$5.7 billion, bringing such investment to US$29.7 billion in the twelve months ended February 28, 1999.

Developments in Other Emerging Market Countries

     The Brazilian securities markets are influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. During 1998 and 1999, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly.

     The current market volatility in securities markets in Latin American and other emerging market countries' has been attributed, at least in part, to the effects of the Asian and the Russian economic crises. For example, the crisis in Asia in the fourth quarter of 1997 provoked a significant financial and economic crisis in Brazil. In August 1998, following the devaluation of the Russian ruble, Brazil again experienced substantial capital outflows and significant declines in its stock markets. See "--Brazilian Economic Environment."

     There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the prices of the Company's securities.

Inflation and Devaluation

     Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. See "--Brazilian Economic Environment."

     The following table sets forth the rate of Brazilian inflation, as measured by the Indice Geral de Precos - Mercado (the General Price Index - Market or "IGP-M"), and the devaluation of the Brazilian currency against the U.S. dollar during the periods indicated.

                                                                                  Year ended December 31,
                                                                             --------------------------------
                                                                             1996          1997          1998
                                                                             ----          ----          ----
                                                                                       (percentages)
Inflation (IGP-M)......................................................     9.2            7.7           1.8
Devaluation (Brazilian currency vs. US$)...............................     6.9            7.4           8.3

     Under the Real Plan, the rate of Brazilian inflation has decreased considerably since July 1994. The exchange rate between the real and the U.S. dollar remained relatively stable from mid-1994 to year-end 1998, but extreme volatility has returned in 1999. See "--Brazilian Economic Environment." During the first quarter of 1999, inflation, as measured by the IGP-M, amounted to 7.4% and the devaluation of the real against the U.S. dollar was approximately 42.5%.

     Inflation and devaluation have potentially adverse consequences for the Company's business, prospects, financial condition and results of operations. These factors introduce distortions into the Company's financial statements and make period-to-period comparisons difficult and unreliable. Differences between the relative rate of Brazilian inflation as compared to the rates of Brazil's trading partners, on the one hand, and the rate of currency devaluation, on the other, can cause balance sheet losses for the Company on its foreign currency-denominated liabilities. Inflation places pressure on the Company's rates and invites Federal Government efforts to control inflation by holding down the rates that Brazilian public utilities are permitted to charge.

     There can be no assurance that Brazilian inflation will remain at modest rates or, if there is an increase in inflation, that the Company's business, prospects, financial condition and results of operations will not be adversely affected.

Item 2.    Description of Property

     The principal properties of the Company consist of transmission equipment (including outside plant and trunk lines), exchange equipment and switching equipment. The Company's land and buildings principally consist of its telephone exchanges and other technical, administrative and commercial properties. Exchanges include local exchanges, "toll" exchanges that connect local exchanges to long-distance transmission facilities and "tandem" exchanges that connect local exchanges with each other and with toll exchanges.

     The Company's properties are located throughout the State of Sao Paulo. At December 31, 1998, the Company utilized 1,849 properties, of which 1,505 sites were owned by the Company. Telesp owns the building in Sao Paulo from which the majority of its management activities are conducted. Pursuant to Brazilian legal procedures, liens have been placed on several of the Company's properties pending the outcome of various legal proceedings to which the Company is a party.

     At December 31, 1998, plant and equipment related to switching stations represented approximately 24%, transmission equipment represented 30%, construction in progress represented approximately 16%, buildings, underground equipment and lines represented approximately 23% and other fixed assets represented approximately 7% of the net book value of the Company's total fixed assets. At December 31, 1998, the net book value of the Company's property, plant and equipment was R$13.9 billion.

Item 3.    Legal Proceedings

     The legality of the Breakup of Telebras was challenged in numerous legal proceedings, some of which have now been dismissed. A few, however, are still pending. The Company's management believes that the ultimate resolution of those proceedings will not have a material adverse effect on the Company's business or financial condition.

     The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business and financial condition.

     The Company is a party to several lawsuits filed by the National Institute of Social Security in 1997 before the Federal Courts of Sao Paulo relating to the collection of the Contribuicoes devidas ao Seguro de Acidente de Trabalho (Workers Accident Insurance Tax or "SAT") for the period between January 1986 and June 1996. The aggregate amount involved in such lawsuits is approximately R$100 million. The Company has allowed judicial liens to be placed on five of its properties, valued at approximately R$61.6 million in the aggregate, pursuant to Brazilian legal procedures pending the outcome of such lawsuits. In the event the Company prevails in such lawsuits, such liens will be lifted from the properties.

     A class action suit was filed against the Company in 1995 seeking an injunction against the Company's "servicos 900" (code 900 services). While the Company's management believes that it will prevail on the merits in this civil action, the Company faces an estimated loss in revenues of approximately R$23 million per year.

     Telebras is the legal predecessor of the Holding Company and is a defendant in a number of legal proceedings and subject to certain other claims and contingencies. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebras had until September 14, 1998 to challenge this allocation of liability. As of June 23, 1999, no creditor has challenged the allocation. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

     Liability for any claims arising out of acts committed by Telesp prior to the effective date of the spin-off of Telesp's cellular assets and liabilities to Telesp Celular remains with Telesp, except for labor and tax claims (for which Telesp and Telesp Celular are jointly and severally liable by operation of law) and those liabilities for which specific accounting provisions have been assigned to Telesp Celular. However, under the shareholders' resolution pursuant to which the spin-off was effected, Telesp Celular has contribution rights against Telesp with respect to the entire amount of any payments made by Telesp Celular in connection with any labor or tax claims brought against Telesp Celular and relating to acts committed by Telesp prior to the effective date of the spin-off.

Item 4.    Control of Registrant

     Of the Holding Company's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. SP Telecomunicacoes Holding S.A. ("SP Telecomunicacoes") owns 51.8% of the Common Shares. SP Telecomunicacoes was formerly Tele Brasil Sul Participacoes S.A. Accordingly, SP Telecomunicacoes has the ability to control the election of the Company's Board of Directors and the direction and future operations of the Company.

     The following table sets forth information concerning the ownership of Common Stock by SP Telecomunicacoes and by the Company's officers and directors as a group as of 15. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                                              Number of          Percentage of
                                                                            Common Shares         outstanding
Name of owner                                                                   owned            Common Shares
-------------                                                               -------------        -------------
SP Telecomunicacoes....................................................     64,405,151,125           51.79
All directors and executive officers as a group (15 persons)...........             37,930            0.00

     The following is a brief description of the shareholders of SP Telecomunicacoes.

     Telefonica Internacional S.A. ("Telefonica") is a subsidiary of Telefonica de Espana S.A. Telefonica is the controlling shareholder of SP Telecomunicacoes. Telefonica is dedicated to the telecommunications sector, with activities in Spain and Portugal and in the Americas. Telefonica provides a comprehensive range of telecommunications services, including fixed, mobile and public telephone services to the residential and business markets, as well as international calls, data transmission and infrastructure services. Its shares are listed on the Madrid Stock Exchange and on the New York Stock Exchange. Telefonica is also a participant in the consortia that acquired control of three other New Holding Companies: Tele Leste Celular Participacoes S.A., Telesp Celular Participacoes S.A. and Tele Sudeste Celular Participacoes S.A.

     Portelcom Fixa S.A. is part of the Portugal Telecom Group ("Portugal Telecom"). Portugal Telecom is a company dedicated to the telecommunications sector, more specifically to the establishment, management and exploration of the telecommunications' infrastructures and the supply of telecommunications services. It also provides the services of distribution of telecommunications diffusion signals. Portugal Telecom is also a participant in the consortium that acquired control of another New Holding Company, Telesp Celular Participacoes S.A.

     Iberdrola Investimentos Sociedade Unipessoal, Lda. is an indirect subsidiary of Iberdrola. Iberdrola is an electric power company whose major activity is the generation, transportation, distribution and marketing of electricity. Iberdrola is also engaged in sectors such as new energy, engineering, consultancy, telecommunications, information systems, real estate, and added value services to customers. In Spain, Iberdrola provides electricity to more than eight million customers, which represent 40% of the peninsular domestic market. Iberdrola has 30 subsidiaries in Argentina, Bolivia, Brazil, Colombia, Chile and Guatemala that supply electricity, gas and telecommunications to over 14 million customers in those countries. Iberdrola is a participant in the consortia that acquired control of two other New Holding
Companies: Tele Sudeste Celular Participacoes S.A. and Telesp Participacoes S.A.

     Banco Bilbao Vizcaya S.A. ("BBV") is part of a Spanish financial group that is present in 35 countries. BBV's principal business is retail banking, in which BBV accounts more than 6.5 million clients. It also provides other services related to retail banking, such as telephone and computer banking. In addition to retail banking, BBV has six other core business areas, each of which focuses on a certain group of clients or markets, or has its own geographic responsibilities. These areas include banks in Spain, banks abroad, wholesale banking, private banking and asset management and diversification.

     CTC Internacional S.A. is a subsidiary of Telefonica de Espana S.A. in Chile.

     Telefonica de Argentina S.A. is a subsidiary of Telefonica de Espana S.A. in Argentina.

Item 5.    Nature of Trading Market

     The principal trading market for the Preferred Shares is the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"). The Preferred Shares are also traded on the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges. At December 31, 1998, the Holding Company had approximately 3.1 million shareholders.

     The Preferred Shares commenced trading separately on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for Preferred Shares of the Holding Company on the Sao Paulo Stock Exchange for the periods indicated.

                                                                                            Nominal reais per
                                                                                          1,000 Preferred Shares
                                                                                          ----------------------
                                                                                           High             Low
                                                                                          ------           -----
     Third quarter 1998 (beginning September 21, 1998)..............................       30.50           27.50
     Fourth quarter 1998............................................................       36.10           24.00

     In the United States, the Preferred Shares trade in the form of ADSs, each representing 1,000 Preferred Shares, issued by The Bank of New York, as depositary (the "Depositary") pursuant to a Deposit Agreement (the "Deposit Agreement") among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol TSP. At December 31, 1998, there were approximately 94,000 beneficial owners of ADSs. The following table sets forth the reported high and low closing sales prices for ADSs on the NYSE for the period indicated.

                                                                                            U.S. dollars per
                                                                                                  ADS
                                                                                           -------------------
                                                                                           High           Low
                                                                                           ----          -----
     Fourth quarter 1998 (beginning November 16, 1998)..............................       31.25         21.50

     The common shares and preferred shares of Telesp and CTBC are also traded on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange.

Trading on the Brazilian Stock Exchanges

     Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1998, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:30 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:30 p.m., though the Rio de Janeiro Stock Exchange has recently announced plans to convert its operations to electronic trading. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. There are no specialists or market makers for the Holding Company's shares on the Sao Paulo Stock Exchange. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Companhia Brasileira de Liquidacao e Custodia S.A. - CBLC, which is controlled mainly by the member brokerage firms and banks that are not members of that exchange. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC - Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

     At December 31, 1998, the aggregate market capitalization of the 527 companies listed on the Sao Paulo Stock Exchange was approximately US$160.9 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid compared to major world markets. In 1998, the combined daily trading volumes on the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange averaged approximately US$757.7 million. In 1998, the five most actively traded issues represented approximately 61.5% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 67.21% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

     Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385, as amended (the "Brazilian Securities Law") and Law No. 6,404, as amended (the "Brazilian Corporation Law").

     Under the Brazilian Corporation Law, a company is either public, a companhia aberta, such as the Holding Company, or private, a companhia fechada. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

     Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

     The Brazilian Securities Law provides for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

Item 6.    Exchange Controls and Other Limitations Affecting Security Holders

     There are no restrictions on ownership of Preferred Shares or Common Shares of the Holding Company by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program had been approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation--Brazilian Tax Considerations."

     A Certificate of Registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV Regulations or obtains its own Certificate of Registration. A holder that obtains a Certificate of Registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

     Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1998, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

Item 7.    Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a "non-Brazilian holder"). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Taxation of Dividends

     Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by the Holding Company, or the non-Brazilian holder sells the stock in Brazil, within five years after the distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax. Neither the deposit of Preferred Shares in exchange for ADSs nor the withdrawal of Preferred Shares upon cancellation of ADSs is subject to Brazilian tax.

     Non-Brazilian holders are not subject to tax in Brazil on gains realized on dispositions of Preferred Shares outside Brazil to other non-Brazilian holders.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be free of Brazilian tax, taxed at a rate of 10% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation. Gains on the sale or exchange of duly-registered investments under the Annex IV Regulations are not subject to Brazilian tax if such sale or exchange occurs on a Brazilian stock exchange. Gains realized through transactions on Brazilian stock exchanges are generally subject to tax at a rate of 10%. Gains realized through off-exchange transactions in Brazil or with Brazilian residents are generally subject to tax at a rate of 15%. Brazil's tax treaties do not grant relief from taxes on gains realized on sales or exchanges of Preferred Shares.

     Any gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Gain is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency without any correction for inflation; the acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will be maintained.

     Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to the Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or the investor and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 15%.

     Distributions of Interest on Capital

     Brazilian corporations may make payments to shareholders characterized as interest on the capital of the Holding Company as an alternative form of making dividend distributions. The rate of interest may not be higher than the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank from time to time (13.48% per annum for the three month period starting April 1999). The total amount distributed as interest on capital may not exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of the company's board of directors.

     Distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian corporate income tax purposes. Such payments are subject to Brazilian withholding tax at the rate of 15%, except for payments to persons who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to persons situated in jurisdictions deemed to be tax havens (i.e., countries that either have no income tax or in which the income tax rate is less than 20%), which will be subject to tax at a 25% rate.

     No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends the Holding Company is obligated to distribute to its shareholders in accordance with its Charter and the Brazilian Corporation Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of IOF tax rate on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on distributions by the Holding Company in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by the Custodian. The CPMF tax will be in effect until June 2002, unless its term is extended, and such tax will be imposed at a rate of 0.38% from June 1999 until June 2000 and at a rate of 0.30% from June 2000 until June 2002.

     Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market Rates quoted by the Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in U.S. dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

     Taxation of Dividends

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Holding Company's e&p, it will be treated as a nontaxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     A holder of an ADS that is a foreign corporation or nonresident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     U.S. Backup Withholding and Information Reporting

     The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

Item 8.    Selected Financial Data

Background

     The selected financial information presented below should be read in conjunction with the Consolidated Financial Statements and the notes thereto. The Consolidated Financial Statements have been audited by Arthur Andersen S/C for 1998 and by KPMG Auditores Independentes for 1997 and 1996, and their reports on the Consolidated Financial Statements appear elsewhere in this Annual Report.

     The following paragraphs discuss some important features of the presentation of the selected financial information and the Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial information and in reading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         Brazilian GAAP and U.S. GAAP

     The Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 33 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 1997 and 1998 and net income for the years ended December 31, 1996, 1997 and 1998.

     Presentation of 1998 Income Statement

     The consolidated income statement of the Company for the year ended December 31, 1998 reflects the operations of each of the Subsidiaries for the full year 1998 and the operations of the Holding Company for the period from February 28, 1998, the effective date of its establishment in the Breakup of Telebras, to December 31, 1998.

     Changes in Accounting Methodology in 1998

     For any period prior to January 1, 1998, the Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Annual Report recognize certain effects of inflation and are restated in constant reais of December 31, 1997 purchasing power, all in accordance with Brazilian GAAP using the integral restatement method (correcao integral). The Company used the IGP-M inflation index for purposes of preparing its financial statements for 1996 and 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Changes in Presentation of Financial Statements in 1998." Inflationary gains or losses on monetary assets and liabilities were allocated to their corresponding income or expense caption in the Consolidated Statements of Income.

     For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998. The Consolidated Financial Statements as of and for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. Financial statements for prior dates and periods, which were restated in constant reais of December 31, 1997, have not been further restated.

     Accounting Consequences of the Breakup of Telebras

     The formation of the Holding Company and the transfer of assets and liabilities from Telesp to Telesp Celular have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. As of December 31, 1997 and for the years ended December 31, 1996 and 1997, the fixed-line telecommunications business of the Subsidiaries is presented as continuing operations and the cellular telecommunications business of Telesp is presented as discontinued operations.

     The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations and were transferred to Telesp Celular at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to Telesp Celular. For revenues and cost of services, separate records were maintained historically for the cellular telecommunications business of Telesp, so actual amounts were allocated to Telesp Celular. Costs other than cost of services were allocated between Telesp and Telesp Celular using methodologies described in
Note 2.b to the Consolidated Financial Statements. Through December 31, 1997, cash and certain non-specific debt relating to the cellular telecommunications business of Telesp could not be segregated from Telesp, so such amounts are included in unallocated interest income/expense and income tax expense and are presented after income from discontinued operations.

     The Consolidated Financial Statements are not necessarily indicative of what the financial condition or results of operations of the Company would have been if Telesp Celular had been a separate legal entity before 1998.

     At the May 22, 1998 Telebras shareholders' meeting, the shareholders established the shareholders' equity of each New Holding Company, and allocated to each a portion of the retained earnings of Telebras. Telebras retained sufficient retained earnings from which to pay certain dividends and other amounts. The balance of Telebras's retained earnings was allocated to each New Holding Company in proportion to the total net assets allocated to each such company. The retained earnings so allocated do not represent the historical retained earnings of the New Holding Companies. The retained earnings allocated to the Company resulted in an increase of R$461.6 million in relation to the historical retained earnings of the Subsidiaries. See Note 2.a to the Consolidated Financial Statements. The amount of distributable retained earnings of the Holding Company includes retained earnings allocated to the Holding Company in the Breakup of Telebras.

     For 1996 and 1997, "minority interests" in the Consolidated Financial Statements reflects the interest of shareholders other than Telebras in the Subsidiaries. For 1998, "minority interests" reflects the interest of shareholders other than the Holding Company in the Subsidiaries.

     Difference from Financial Statements Published in Brazil

     The Company's statutory financial statements prepared in accordance with the Brazilian Corporation Law (the "Statutory Financial Statements") are the basis for dividend and tax determinations. The Consolidated Financial Statements include the effects of inflation through December 31, 1997, while the Statutory Financial Statements include the effects of inflation only through December 31, 1995. The Statutory Financial Statements also differ from the Consolidated Financial Statements in respect of certain reclassifications and presentation of comparative information. See Note 2.a to the Consolidated Financial Statements.

                         Selected Financial Information

                                                                         Year ended December 31,
                                                          -------------------------------------------------------
                                                           1994        1995         1996        1997        1998
                                                          ------      ------       ------      ------      ------
                                                                          (millions of reais(1),
                                                                          except per share data)
Income Statement Data:
Brazilian GAAP
Net operating revenue..............................        2,853       2,743        3,710       4,086       4,497
Cost of services...................................       (1,620)     (1,835)      (2,202)     (2,387)     (2,750)
                                                          ------      ------       ------      ------      ------
Gross profit.......................................        1,233         908        1,508       1,699       1,747
Operating expenses.................................         (687)       (588)        (607)       (690)       (828)
                                                          ------      ------       ------      ------      ------
Operating income before interest
   income (expense) (2)............................          546         320          901       1,009         919
Allocated interest expense (3).....................                      (27)         (33)        (19)
Interest income, net...............................                                                           177
                                                          ------      ------       ------      ------      ------
Operating income (4)...............................          546         293          868         990       1,096
Net non-operating income (expense).................          (17)         (4)          95          15           7
Employees' profit share............................                                   (32)        (53)        (44)
                                                          ------      ------       ------      ------      ------
Income from continuing operations before
   unallocated interest income (expense), taxes and
   minority interests..............................          529         289          931         952
Income from discontinued cellular operations.......                      196          329         537
Unallocated interest income (5)....................                       48           98         203
Unallocated interest expense (5)...................          (37)        (66)         (52)         (3)
                                                          ------      ------       ------      ------
Income before taxes and minority interests.........          492         467        1,306       1,689       1,059
Income and social contribution taxes...............         (165)       (122)        (330)       (529)       (192)
Minority interests.................................          (83)        (83)        (250)       (360)       (320)
                                                          ------      ------       ------      ------      ------
Net income.........................................          244         262          726         800         547
                                                          ======      ======       ======      ======      ======

U.S. GAAP
Income from continuing operations before unallocated interest
   income (expense), income taxes and minority interests.....................     1,074        1,085
Income from discontinued cellular telecommunications operations before unallocated interest income (expense), income taxes
   and minority interests....................................................       334          537
Net income...................................................................       714          919         671
Net income per thousand shares:
Common shares--Basic.........................................................      2.23         2.86        2.03
Common shares--Diluted.......................................................      1.96         2.75        2.02
Preferred shares--Basic......................................................      2.23         2.86        2.03
Preferred shares--Diluted....................................................      1.96         2.75        2.02

-------------------------
(1) Presented in constant reais of December 31, 1997 purchasing power for years prior to 1998. See Note 2 to the Consolidated Financial Statements.
(2) For years prior to 1998, operating income from continuing operations before interest income (expense).
(3) For 1995, 1996 and 1997, interest expense allocable to continuing operations. For 1994, the Company is unable to present cellular operations as discontinued operations, and total interest income and expense have been presented as unallocated interest income and expense.
(4) For years prior to 1998, operating income from continuing operations before unallocated interest income (expense), taxes and minority interests.
 For years prior to 1998, unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.

                                                                               December 31,
                                                          -------------------------------------------------------
                                                           1994        1995         1996        1997        1998
                                                          ------      ------       ------      ------      ------
                                                                         (millions of reais (1),
                                                                         except per share data)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net..................      11,791      12,057       12,335      12,589      13,903
Total assets........................................      12,672      13,102       14,491      15,907      16,894
Loans and financing--current portion................         680         581          633          28         450
Loans and financing--non current portion............         897         660          494         473         489
Shareholders' equity................................       6,730       7,365        8,168       8,877       9,131


U.S. GAAP
Property, plant and equipment, net...........................................    12,136       12,357      13,541
Total assets.................................................................    14,436       15,829      16,750
Loans and financing--current portion.........................................       609          484         817
Loans and financing--non current portion.....................................       494                       61
Shareholders' equity.........................................................     8,759        9,297       8,831

-------------------------
(1) Presented in constant reais of December 31, 1997 purchasing power for years prior to 1998. See Note 2 to the Consolidated Financial Statements.

Exchange Rates

     The Registrant will pay any cash dividends and make any other cash distributions with respect to Preferred Shares in Brazilian currency. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and distributions in Brazilian currency on the Preferred Shares represented by the ADSs. Fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar will also affect the U.S. dollar equivalent of the price of the Preferred Shares on the Brazilian stock exchanges. Exchange rate fluctuations may also affect the Registrant's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Exchange and Interest Rate Exposure." The Registrant does not hedge its obligations under its foreign currency-denominated indebtedness.

     There are two legal exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange market from time to time. From January 20, 1998 through December 31, 1998, the band was between R$1.12 and R$1.22 per US$1.00. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real was permitted to trade, but subsequent Central Bank intervention failed to keep the rate within the new band. On January 15, the Central Bank announced that the real would be permitted to float, with Central Bank intervention to take place only in times of extreme volatility. See "Description of Business--Brazilian Economic Environment.

     The following table sets forth the period-end, average, high and low Commercial Market Rate (through February 21, 1995) and Noon Buying Rate (from February 22, 1995), expressed in reais per U.S. dollar, for the periods indicated.

                                                                            Average for
Period                                                    Period-end         Period(1)          High          Low
---------------                                           ----------        -----------         ----          ---
1994...............................................         0.8460             0.6450          1.0000        0.1186
1995...............................................         0.9722             0.9228          0.9722        0.8450
1996...............................................         1.0393             1.0080          1.0413        0.9733
1997...............................................         1.1165             1.0805          1.1166        1.0394
1998...............................................         1.2085             1.1640          1.2090        1.1160
1999 (through May 31, 1999)........................         1.7340             1.8553          2.2000        1.2074

-------------------------
(1) Average of the rates on the last day of each month in the period.
    Source: Central Bank through February 21, 1995; Federal Reserve Bank of New York thereafter.

     At June 18, 1999, the Commercial Market Rate was R$1.7485 to US$1.00.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

Formation of the Holding Company and Presentation of Financial Information

     On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the 12 New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or split-up. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line service providers, (b) eight regional Spun-off Companies and (c) one domestic and international long-distance service provider. The Holding Company is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras were transferred to the Holding Company, including the shares of the Subsidiaries owned by Telebras. See Note 1 to the Consolidated Financial Statements.

     The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto, which are included elsewhere in this Annual Report. Certain important features of the presentation of the Consolidated Financial Statements are described in the introduction to "Selected Financial Data."

Spin-off of Cellular Telecommunications Business

     Effective January 1, 1998, the cellular telecommunications businesses of the Subsidiaries were spun off into separate companies. For 1996 and 1997, the Consolidated Financial Statements present the fixed-line telecommunications businesses of the Subsidiaries as continuing operations and the cellular telecommunications businesses as discontinued operations. See "Selected Financial Information--Background--Accounting Consequences of the Breakup of Telebras." Income from the cellular operations (before unallocated interest expense, taxes and minority interest) accounted for 31.8% of the Company's income before taxes and minority interest in 1997 and 25.2% in 1996.

Effects of Changes in Rates and Changes in Revenue Sharing

     In addition to the spin off of the cellular business of Telesp, there were three major changes in the structure of telecommunications rates that affected the Company's results in 1997 and 1998.

     o Rate rebalancing. Charges for local and non-local services changed substantially as part of a rate rebalancing process designed to eliminate cross-subsidies from long-distance services to local services. Effective in April and May 1997, rates for measured service and monthly subscription charges increased, and rates for long-distance services decreased. Monthly subscription charges, for example, increased by 270% for residential customers and 59% for commercial customers. These changes had a positive effect on revenues from local service and an adverse effect on revenues from non-local services, which affected 1997 as compared to 1996 (because the changed rates applied from May 1997 onward) and 1998 as compared to 1997 (because the changed rates applied for the full year 1998).

     o Elimination of Embratel revenue-sharing. Until July 1998, the Company received a fixed percentage of revenue from interregional and international long-distance calls carried by Embratel that originated in the Company's Region. This revenue-sharing arrangement ended effective July 13, 1998. Since then, the Company receives interconnection fees from Embratel on a per-minute basis for interregional and international calls carried by Embratel that are initiated or completed on the Company's fixed-line network. The Company also receives from Embratel a supplemental per-minute charge called the Parcela Adicional de Transicao ("PAT") in order to reduce the impact of the discontinuation of the revenue-sharing arrangement. From April 1998 through December 1998, the fixed PAT amount was R$0.00924 per minute, including PIS and COFINS. The PAT will be gradually phased out by June 30, 2001. See "Description of Business--Services--Interregional and International Service." These changes had a substantial adverse input on revenues beginning in the second half of 1998.

     o Interconnection fees. The Company receives interconnection fees from cellular operators and, since July 1998, from Embratel. The growth in cellular telecommunications and the discontinuation of Embratel revenue-sharing have resulted in substantial growth in interconnection revenues in 1997 and 1998.

Effects of Changes in Presentation of Financial Statements in 1998

     There are two significant differences in presentation between the Consolidated Financial Statements of the Company for 1998 and for earlier years. Each of these differences should be taken into account in comparing financial condition and results of operations for 1998 and for prior years.

     o Creation of the Holding Company. The Holding Company was created effective February 28, 1998 in the Breakup of Telebras. For 1998, the Consolidated Financial Statements reflect the consolidated financial condition and results of operations of the Holding Company and the Subsidiaries. For earlier dates and periods, the Consolidated Financial Statements reflect only the combined financial condition and results of operations of the Subsidiaries, except that the portion of equity and net income attributable to shareholders other than Telebras is presented as "minority interests."

     o Indexation for inflation. The Consolidated Financial Statements for 1996 and 1997 were prepared using the integral restatement method to recognize the effects of inflation, and presented in constant reais of December 31, 1997. For 1998, the Company has not used the integral restatement method to prepare its financial statements, because the low rate of Brazilian inflation in 1998 (1.8% as measured by the IGP-M) would have made any restatement for 1998 inflation insignificant. Management believes that the lack of indexation of the Consolidated Financial Statements at and for the year ended December 31, 1998 has no material impact on the comparability of the figures for 1998 with figures for prior periods. See "Selected Financial Data" and Note 2 to the Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

     The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Annual Report. As set forth in greater detail below, the Company's financial condition and operations are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business--Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and net income also have been, and are expected to continue to be, affected by the political and economic environment in Brazil and especially in the State of Sao Paulo. See "Description of Business--Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

     The Company is the only supplier of local fixed-line and intrastate telecommunications services in the Region. In April 1999, however, licenses were auctioned to permit one competitor to provide local fixed-line and intraregional long distance telecommunications services in the Region in competition with the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects. Any adverse effects on the Company's results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the technical and financial resources available to the Company's competitors, the business strategies and capabilities of the competitors, prevailing market conditions, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. See "Description of Business--Competition."

Foreign Exchange and Interest Rate Exposure

     The principal foreign exchange risk faced by the Company arises from incurring substantially all its liabilities for capital expenditures in U.S. dollars while its revenues are earned almost entirely in reais. Devaluation of the real will increase the costs in real terms of the Company's capital expenditures.

     The Company also faces foreign exchange risk as a result of its foreign currency liabilities. At December 31, 1998, all of the Company's indebtedness, or R$939.0 million, was denominated in U.S. dollars and Italian lire. The amount of the Company's indebtedness may increase in order to finance the expansion of its network. Devaluation of the real results in exchange loss on foreign-currency indebtedness. In 1998, a small devaluation of the real resulted in net exchange loss of R$66.2 million. In the first quarter of 1999, the substantial devaluation of the real (42.5% against the U.S. dollar) resulted in net exchange loss of R$171 million on short-term debt and R$52 million on long-term debt. The effect of the devaluation was limited because the Company repaid part of its foreign currency-denominated indebtedness in early 1999 while the devaluation was continuing and because of the effect of hedges entered into in the first quarter.

     At December 31, 1998, the Company had not hedged its risks of foreign-exchange losses arising from its foreign currency indebtedness, but in the first quarter of 1999 the Company entered into hedging arrangements covering essentially all of its obligations under foreign-currency indebtedness. Management may consider entering into further hedging arrangements in the future if the Company's foreign currency-denominated financing increases.

     The Company is exposed to interest rate risk as a consequence of its floating rate debt. At December 31, 1998, 9.7% of the Company's interest-bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally LIBOR) rise, the Company's financing expenses will increase.

Results of Operations for 1996, 1997 and 1998

     The following table sets forth certain components of the Company's net income, as well as the percentage change of each from the prior year, for each of the years in the three-year period ended December 31, 1998. The figures for the year ended December 31, 1998 are presented in nominal reais and do not recognize effects of inflation subsequent to December 31, 1997. The figures for prior periods were restated in constant reais of December 31, 1997 and have not been further restated.

                                                                Year ended December 31,               % Change
                                                            --------------------------------      -----------------
                                                                                                  1996 -     1997 -
                                                             1996         1997         1998        1997       1998
                                                            ------       ------       ------      ------     ------
                                                                  (millions of reais except percentages)(1)
Net operating revenue.................................         3,710         4,086       4,496     10.1       10.0
Cost of services......................................        (2,202)       (2,387)     (2,749)     8.4       15.2
                                                            --------      --------    --------
Gross profit..........................................         1,508         1,699       1,747     12.7        2.8
Operating expenses:
   Selling expense....................................          (250)         (331)       (345)    32.3        4.2
   General and administrative expense.................          (585)         (581)       (579)    (0.8)      (0.3)
   Other net operating income.........................           228           222          96     (3.0)     (56.8)
                                                            --------      --------    --------
     Total operating expenses.........................          (607)         (690)       (828)    13.7       20.0
Operating income before interest income (expense)(2)..           901         1,009         919     12.0       (9.0)
Allocated interest expense(3).........................           (33)          (19)               (41.1)
Interest income, net..................................                                     177
                                                                                      --------
Operating income(4)...................................           868           990       1,096     14.0       10.7
Net non-operating income (expense)....................            95            15           7    (83.9)     (54.7)
Employees' profit share...............................           (32)          (53)        (44)    63.1      (17.8)
                                                            --------      --------    --------
Income from continuing operations before unallocated
  interest income (expense), taxes and minority
  interests...........................................           931           952                  2.3
Income from discontinued cellular operations..........           329           537                 63.5
Unallocated interest income(5)........................            98           203                106.0
Unallocated interest expense(5).......................           (52)           (3)               (93.5)
                                                            --------      ---------
Income before taxes and minority interests............         1,306         1,689       1,059     29.3      (37.3)
Income and social contribution taxes..................          (330)         (529)       (192)    59.9      (63.7)
                                                            --------      --------    --------
Income before minority interests......................           976         1,160         867     18.9      (25.3)
Minority interests....................................          (250)         (360)       (320)    44.2      (11.2)
                                                            --------      --------    --------
Net income............................................           726           800         547     10.2      (31.6)

-------------------------
(1) Information for the years ended December 31, 1996 and 1997 is presented in constant reais of December 31, 1997. Information for the year ended December 31, 1998 is presented in nominal reais. See Note 2 to the Consolidated Financial Statements. Columns may not add due to rounding.
(2) For 1996 and 1997, operating income from continuing operations before interest income (expense).
(3)  For 1996 and 1997, interest expense allocable to continuing operations.
(4) For 1996 and 1997, operating income from continuing operations before unallocated interest income (expense), taxes and minority interests.
(5) For 1996 and 1997, unallocated interest income and expense represents interest income and expense that could not be allocated between continuing and discontinued operations.

     Net Operating Revenues

     The Company's revenues consist primarily of the following:

     o local service charges, which include monthly charges, measured service charges, other local services (such as call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID), and charges for use of public telephones (including prepaid cards);

     o non-local service charges, which include intraregional service charges for long-distance calls that originate and terminate within the Company's Region and, prior to July 1998, revenue from Embratel for interregional and international long-distance calls;

     o   charges for data transmission;

     o charges for network services, which include fees from other telecommunications service providers on a per-call basis and on a contractual basis to use part of the Company's network; and

     o charges for other services, including telephone directories, equipment rentals and miscellaneous revenue.

     Gross operating revenues are offset by value-added and other indirect taxes and discounts to customers. The composition of operating revenues by category of service is presented in the Consolidated Financial Statements and discussed below before deduction of value-added and other indirect taxes. The Company does not determine net operating revenues for each category of revenue. The following table sets forth certain components of the Company's operating revenues, as well as the percentage change of each from the prior year, for 1996, 1997 and 1998.

                                                         Year ended December 31,                  % Change
                                                    ---------------------------------        ------------------
                                                                                             1996 -      1997 -
                                                     1996           1997          1998         1997        1998
                                                    ------         ------        ------      ------      ------
                                                            (millions of reais except percentages)(1)
Gross operating revenue:
   Local services:
     Monthly charges.........................           660            986         1,132       49.4%       14.8%
     Measured service charges................         1,064          1,355         1,544       27.4        13.9
     Public telephones.......................           133            174           158       30.7        (9.5)
     Other...................................           105            122           145       15.4        18.8
                                                   --------       --------      --------
       Total.................................         1,962          2,637         2,979       34.4        13.0
   Non-local services:
     Intra and interregional.................         2,046          1,698         1,349      (17.0)      (20.5)
     International...........................           261            192            97      (26.3)      (49.8)
                                                   --------       --------      --------
       Total.................................         2,307          1,890         1,446      (18.1)      (23.5)
   Data transmission.........................           226            170           209      (24.6)       22.9
   Network services..........................           430            669         1,233       55.7        84.3
   Other.....................................            52             70            68       34.2        (2.9)
                                                   --------       --------      --------
Total gross operating revenue................         4,977          5,436         5,935        9.2         9.2
   Value added and other indirect taxes......        (1,212)        (1,299)       (1,384)       7.1         6.6
   Discounts.................................           (55)           (51)          (55)      (6.7)        7.5
                                                   --------       --------      --------
Net operating revenue........................         3,710          4,086         4,496       10.1        10.0

-------------------------
(1) Information for the years ended December 31, 1996 and 1997 is presented in constant reais of December 31, 1997. Information for the year ended December 31, 1998 is presented in nominal reais.

     Net operating revenue increased 10.0% in 1998 and 10.1% in 1997. The increases were due mainly to growing revenue from local services, because of the 1997 rate increases, and growing interconnection revenue, because of the growth in cellular telecommunications. These effects were partly offset by declining revenue from non-local services, because of the 1997 rate reductions and the end of Embratel revenue-sharing in July 1998.

     Local Services

     Revenues from local services increased 13.0% in 1998 and 34.4% in 1997. The increase over the three-year period primarily reflects increased revenue from monthly charges, due to increases in the number of lines in service and tariff increases, as well as increased measured service revenues due to tariff increases. These increases were partly offset by lower billable pulses due to changes in tariffs.

     Monthly charges. Revenues from monthly charges increased 14.8% in 1998 and 49.4% in 1997. The increase in 1998 was due to an increase of 11.1% in the average number of access lines subject to monthly charges and the full year effect of the tariff increase in May 1997. In May 1997, monthly subscription charges increased 270% for residential customers and 59% for commercial customers, resulting in a 29.7% increase in the average tariff for the year. The increase in revenues in 1997 reflected a 10.1% increase in the average number of access lines in service and the May 1997 tariff increase.

     Measured service charges. Revenue from measured service charges increased 13.9% in 1998 and 27.4% in 1997. The growth was due principally to a 61.1% increase in April 1997 in the tariff charged per pulse, which was offset by a 3.7% decrease in 1998 and a 6.4% decrease in 1997 in the number of pulses exceeding the 90 local call pulses that are included in the monthly subscription charge. The lower number of pulses was due in part to the effect of the price increase on usage and in part to a change in the way pulses are counted that took effect in April 1997. Calls during off-peak hours, which were previously billed based on duration, are now billed at one pulse per call.

     Public telephones. Revenues from charges for use of public telephones decreased 9.5% in 1998 and increased 30.7% in 1997. The decrease in 1998 was due to a decrease in the sale of prepaid public telephone cards and tokens primarily attributable to prepaid public telephone cards issued by other operators. In January 1999, the Company signed an agreement with the other fixed-line providers to regulate the issuance of prepaid telephone cards.

     Other local services. Revenues from other local services primarily include revenues from service charges for line installation and activation and charges for other local services such as call waiting, call forwarding, voice and fax mailboxes, speed dialing and caller ID. Revenues from other local services increased 18.8% in 1998 and 15.4% in 1997. The increase in both years was due mainly to the establishment of installation charges, which replaced the previous auto-financing system in the second half of 1997. The effect was offset in part by reductions in the amount of the installation fee in October 1997 and March 1998. There was a 15.0% increase in the number of lines installed in 1998 and an 11.1% increase in the number of lines installed in 1997.

     Non-local services

     Revenues from non-local services decreased 23.5% in 1998 and 18.1% in 1997, due to the 1997 rate reduction and the discontinuation of Embratel revenue-sharing in 1998. Since July 1998, the Company has no revenue from interregional and international long-distance calling other than interconnection charges and PAT.

     Intraregional and interregional long-distance. Revenues from intraregional and interregional long-distance service decreased 20.5% in 1998 and 17.0% in 1997. The decrease in 1998 resulted from the discontinuation of the revenue sharing arrangement between the Company and Embratel, the reductions in rates in April and May 1997, and an 8.8% reduction in billed minutes. The reduction in billed minutes was due to a change in May 1997 in the way duration of long-distance calls is calculated. The decrease in 1997 reflected the rate reductions and a reduction in the fixed percentage of revenues retained by the Company from Embratel, which were partially offset by an increase in domestic long-distance call minutes. See "Description of Business--Rates--Intraregional Long-Distance Rates."

     International long-distance. Revenues from international long-distance service decreased 49.8% in 1998 and 26.3% in 1997. The decrease in 1998 resulted primarily from the discontinuation of the revenue-sharing arrangement with Embratel. The decrease in 1997 reflected the rate reduction in May 1997 and a reduction in the fixed percentage of revenues retained by the Company from Embratel, offset in part by a 22.4% increase in the number of international long-distance call minutes.

     Data transmission. Revenues from data transmission increased 22.9% in 1998 and decreased 24.6% in 1997. The increase in 1998 reflected an increase in access ports from 88,624 at year-end 1997 to 103,252 at year-end 1998, partially offset by lower rates. The decrease in 1997 was largely due to a 42.0% reduction in rates charged for high-capacity leased lines partially offset by an 11.4% increase in the number of access ports from 79,526 in 1996 to 88,624 in 1997.

     Network services. Revenues from network services consist of payments from other telecommunications service providers, primarily Embratel and cellular service providers. Other service providers pay an interconnection fee on a per-minute basis to complete calls using the Company's network and also pay to use part of the Company's network to carry traffic. Revenues from network services increased by 84.3% in 1998 and 55.7% in 1997. The increase in 1998 was due to growth in cellular telecommunications and the commencement of interconnection fees from Embratel. The increase in 1997 was principally due to growth in cellular telecommunications.

     Other Services

     Revenues from other services decreased 2.9% in 1998 and increased 34.2% in 1997. The decrease in 1998 reflected discounting of advertising sold in telephone directories. The increase in 1997 reflected a 19.1% increase in revenues from telephone books, which increased from R$28.3 million in 1996 to R$33.7 million in 1997, as well as 61.9% increase in the sharing of revenues from mobile cellular services received by CTBC, which increased from R$16.8 million in 1996 to R$ 27.2 million in 1997.

     Cost of Services

     Cost of services includes primarily depreciation and amortization costs, personnel costs and costs of materials. Cost of services increased 15.2% in 1998 and 8.4% in 1997. The following table sets forth certain components of the Company's cost of services, as well as the percentage change in each from the prior year, for 1996, 1997 and 1998.

                                                       Year ended December 31,                      % Change
                                                --------------------------------------         -------------------
                                                                                               1996 -       1997 -
                                                 1996            1997             1998          1997         1998
                                                ------          ------           ------        ------       ------
                                                           (millions of reais except percentages)
Cost of services:
   Depreciation and amortization.......          1,223           1,275            1,452         4.2%        13.9%
   Services............................            367             528              751        44.1         42.1
   Personnel...........................            505             488              458        (3.2)        (6.3)
   Materials...........................             82              68               47       (17.5)       (30.0)
   Other...............................             25              28               42        12.3         48.7
                                                ------          ------           ------
     Total cost of services............          2,202           2,387            2,750         8.4         15.2

     Depreciation and amortization. Depreciation and amortization costs included in cost of services increased by 13.9% in 1998 and 4.2% in 1997. The increase over the period principally reflected growth of the Company's network. The Company's accounting policies and assumptions with respect to depreciation did not change during this period. In 1999, the Company has modified its depreciation practices to reduce the average useful life of switching equipment from 13 years to 8 years and of transmission equipment from 10 years to 8 years. As a result, the average rate of depreciation of fixed assets was 9.6% in the first quarter of 1999, compared to 7.9% in 1998.

     Services. Expenses for services from third parties increased 42.1% in 1998 and 44.1% in 1997. The increases over the three-year period were principally due to increased interconnection payments, primarily to cellular companies for calls originating on the Company's network and terminating on cellular networks.

     Personnel. Personnel costs included in cost of services decreased by 6.3% in 1998 and 3.2% in 1997. The decrease in 1998 was due to reductions in the workforce and in overtime expenses, partly offset by higher wages negotiated in December 1997 before the privatization. The average headcount was 22,219 in 1998, down 4.4% from 23,357 in 1997 largely as a result of layoffs of 3,011 employees in December 1998. The Company also recognized R$82.2 million in severance costs in 1998 due to its program of early retirement. Only part of the amount was classified as cost of services. The slight decrease in 1997 was principally due to a decrease in costs associated with benefits to employees of the Company, including health and other fringe benefits, and an overall decrease in wages of 4.4% when adjusted for inflation.

     Materials and other. Materials costs decreased in 1998 as a result of renegotiation of prices with suppliers. Other costs increased in 1998 due to the imposition of the Fistel tax on telecommunications services.

     Operating Expenses

     Operating expenses increased by 20.0% in 1998 and 13.7% in 1997. The increase in 1998 was due mainly to a lower level of service fees received from Telesp Celular, compared to the amounts allocated to the cellular operations in 1997. The increase in 1997 was mainly due to higher selling costs due to promotional expense.

     Selling expense. Selling expense increased by 4.2% in 1998 and 32.3% in 1997. The increase in 1998 was due to an increase in provisions for past due accounts, which were R$9.0 million, R$8.9 million and R$24.4 million in 1996, 1997 and 1998, respectively. The low level of provisions in 1996 and 1997 reflected the high cost of acquiring a fixed line and the short supply of lines in the Region, which made customers unlikely to let their accounts become past due. The higher level of provisions in 1998 reflects the combined effect of a decrease in the average annual income of the Company's subscribers and Brazil's economic crisis, which has resulted in increased consumer interest rates and has adversely affected the ability of some of the Company's customers to meet payment obligations.

     General and administrative expense. General and administrative expense decreased by 0.3% in 1998 and 0.8% in 1997. The Company recognized a fee of R$19.8 million in 1998 for management assistance from an affiliate of its controlling shareholder, which was more than offset by reduced costs attributable in part to cost-cutting measures in anticipation of the privatization.

     Other net operating income. Other net operating income decreased by 56.8% in 1998 and 3.0% in 1997. Other net operating income (expense) includes a variety of revenues and costs. See Note 7 to Consolidated Financial Statements. The decrease in the net credit in 1998 was due to the lower level of fees charged to Telesp Celular for administrative services, as it developed independent systems following the spin-off. The decrease in 1997 principally reflected a decrease in revenue from fines from delinquent customers, attributable to new legislation reducing the amount of such fines, and an increase in revenues from technical and administrative services, attributable to the growth of the cellular business.

     Interest Income, Net

     The Company recognized net interest income of R$176.9 million in 1998, representing the net effect of interest income, interest expense and exchange gain and loss. See Note 8 to Consolidated Financial Statements. The Company's indebtedness consists largely of obligations that were transferred to it in the breakup of Telebras, and it also received in the breakup assets that generated interest income largely offsetting the Company's interest expense. See "--Liquidity and Capital Resources." The Company's net interest income accordingly primarily reflects the investment of cash flow from operations. Net interest expense for 1998 also includes net exchange loss of R$66.2 million, attributable primarily to the effect of the devaluation of the real in the second half of 1998 on the Company's indebtedness. In 1999, the real has devalued further, resulting in a substantial net exchange loss. See "--Foreign Exchange and Interest Rate Exposure."

     For 1996 and 1997, the Company reported allocated interest expense, which reflects the portion of interest expense of the Predecessor Companies that was attributable to their fixed-line businesses, separately from unallocated interest and expense. The major portion of allocated interest expense represented interest on indebtedness to Telebras, which was assigned to the Holding Company upon the split-up of Telebras and accordingly eliminated in consolidation in 1998.

     Employees' profit share

     All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. The Company's profit sharing payments are limited to 25% of total proposed dividends and vary according to the level of dividends.

Liquidity and Capital Resources

     The Company's principal capital requirements are for capital expenditures and payments of dividends to shareholders. Additions to property plant and equipment totaled R$2,580.0 million, R$1,479.6 million and R$ 1,323.3 million for the years ended December 31, 1998, 1997 and 1996, respectively. The Company has planned 1999 capital expenditures of approximately US$1.5 billion, which is equivalent to approximately R$2.5 billion at current exchange rates. See "Description of Business--Capital Expenditures." Devaluation of the real would increase the cost in real terms of much of the Company's capital expenditure program.

     The Holding Company and its Subsidiaries paid dividends of R$113.4 million, R$258.1 million and R$220.5 million in 1998, 1997 and 1996, respectively. Dividend payments in the 1996 and 1997 financial statements include all dividends the Subsidiaries paid to Telebras and to the minority shareholders of the Subsidiaries. In the 1998 financial statements, dividend payments include only dividends paid to the minority shareholders of the Subsidiaries, while the dividends the Subsidiaries paid to Telebras (R$184.0 million) were eliminated in consolidation. The total dividends the Subsidiaries paid in 1998, including the amount eliminated in consolidation, was R$297.5 million, compared to R$258.1 million in 1997 and R$220.5 million in 1996.

     The Holding Company is required to distribute to its shareholders, either as dividends or as tax-deductible interest on net worth, 25% of its adjusted net income determined in accordance with Brazilian accounting principles, as adjusted in accordance with Brazilian corporate law including any realization of the net income reserve. The Holding Company is also required to pay a non-cumulative preferred dividend on its preferred shares in an amount equal to 6% of the share capital attributable to the preferred shares under Brazilian corporate law. The Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company.

     The Company's management expects to meet 1999 capital requirements primarily from cash provided by the Company's operations. Net cash provided by operations was R$2,127.2 million, R$2,151.3 million and R$1,342.6 million in 1998, 1997 and 1996, respectively. The Company may seek financing for part of its capital expenditures from suppliers, from Brazilian government agencies or from Brazilian or international capital markets, depending on market conditions.

     In the past, the Company's investing activities were financed using a combination of inter-company loans from Telebras and the system of "auto-financing." Under the system of auto-financing, prospective telephone subscribers were required to make expansion plan contributions directly to the telephone company from which service was sought. Beginning in June 1995, such contributions to the Subsidiaries were capitalized by the issuance of preferred shares to their new subscriber at the first shareholders meeting following the year in which the subscriber completed payment of the expansion plan contribution. The system of auto-financing has been terminated, and no new contracts were signed after June 30, 1997. See Note 27 to the Consolidated Financial Statements. The Company received resources totaling R$209.1 million, R$819.0 million and R$698.9 million through the auto-financing system in the years ended December 31, 1998, 1997 and 1996, respectively.

     The Holding Company's principal assets are the shares of the Subsidiaries. The Holding Company relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. The Holding Company controls the payment of dividends by the Subsidiaries, subject to limitations under Brazilian law.

     Upon the Breakup of Telebras, indebtedness of Telebras to foreign creditors in the amount of R$480 million (at February 28, 1998 exchange rates) was assigned to the Company, together with (a) a loan to Telesp Celular in the amount of R$346 million (at December 31, 1997 exchange rates), arising from the onlending of one international borrowing, on terms that mirror those of the related indebtedness and (b) cash sufficient to repay the balance of the indebtedness. The Company has no material indebtedness other than the indebtedness assigned to it in the Breakup, and a substantial portion of such indebtedness matured and was repaid in the first quarter of 1999.

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The amount of R$854 million of the Company's outstanding debt as of December 31, 1998 was in default as a result of the privatization, of which R$413.2 million was liquidated on February, 1999 at its maturity date. See Note 23.e to the Consolidated Financial Statements. The Company is in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

U.S. GAAP Reconciliation

     The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The differences are described in Note 33 to the Consolidated Financial Statements. Net income for 1998 is R$670.7 million under U.S. GAAP, compared to R$547.3 million under Brazilian GAAP. Shareholders' equity at December 31, 1998 is R$8,831 million under U.S. GAAP compared to R$9,131.5 million under Brazilian GAAP.

     The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income and shareholders' equity are the treatment of capitalized interest and the accounting for auto-financing contributions. In addition, under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults. Substantially all of the Company's outstanding debt at December 31, 1998 is in default as a result of the Breakup of the Telebras System.

Year 2000 Compliance

     Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that some computer programs have traditionally used two digits rather than four to define the applicable year. As a consequence, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities.

     At the beginning of 1997 the Company began to address the year 2000 problem. The Company has identified the hardware and software that could be affected by the year 2000 problem. Specifically, the Company identified and diagnosed the year 2000 problem in all of the Company's 1,542 central switching centers, and it has completed an inventory of the Company's 14,300 terminals (including 9,300 microprocessors) 33,000 computer programs and 18 million lines of code. All of the Company's switching centers were year 2000 compliant by April 1999 with the exception of three switching centers that the Company's management expects will be year 2000 compliant by the end of June 1999. The Company already has its computer terminals and computer programs year 2000 compliant since January 1999.

     The Company has contracted third party operators who work together with Company employees to address the year 2000 problem. The Company has established executive and technical committees to oversee year 2000 compliance and report monthly to the executive officers. The Company's information services department coordinates the Company's efforts, including the hiring of third parties. The Company estimates that to achieve year 2000 compliance, the Company's expenditures will total R$31.7 million on its information systems and its telecommunications hardware and software. The Company is in the process of formulating contingency plans in collaboration with the Company's primary suppliers of telecommunications equipment.

     The Company may also be affected by year 2000 problems to the extent that other entities not affiliated with the Company, including government entities and businesses, are unsuccessful in addressing this issue. The Company has arranged and already tested its equipment and systems within the Region a plan with its suppliers to have around-the-clock technical support provided jointly by employees of the Company and by employees of its suppliers during the end of 1999 and the beginning of 2000. In July 1999, the Company expects to test potential scenarios of its system's response to year 2000 problems with other national telecommunications operators.

     The most likely year 2000 worst case scenario that the Company may face relates to the occurrence of data transmission and billing problems. Such problems could adversely affect the Company's operations and customer relations. The Company cannot estimate the potential total lost revenue if such problems were to occur.

Item 9A.   Quantitative and Qualitative Disclosures about Market Risk

     The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     The Company has exchange rate exposure with respect to the U.S. dollar. At December 31, 1998, approximately R$939 million of the indebtedness of the Company was denominated in foreign currency, of which R$525.8 was in U.S. dollars and R$413.2 in Italian lira. As of December 31, 1999, the potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$94 million. In February 1999 the Company paid all of its indebtedness in Italian lira on its maturity date.

     The effect of the devaluation was limited because the Company repaid part of its foreign currency-denominated indebtedness in early 1999 while the devaluation was continuing and because of the effect of hedges entered into in the first quarter.

Interest Rate Risk

     At December 31, 1998, the Company had approximately R$939 million in loans and financing outstanding, of which R$854 million bore interest at fixed rates. The Company invests its cash and cash equivalents (R$896 million at December 31, 1998) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1998 would be approximately R$9.8 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 12 and 23 to the Consolidated Financial Statements.

Item 10.   Directors and Officers of Registrant

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of a minimum of five and a maximum of fifteen members, all shareholders, serving for a term of three years. The Board of Directors holds a regular meeting once each three months and holds special meetings when called by the Chairman of the Board of Directors.

     The following are the current members of the Board of Directors and their respective positions.

     Name                                                                      Position         Date elected
     -------------                                                         --------------       ------------
     Fernando Xavier Ferreira..........................................    Vice-President        12/17/98
     Manuel Ramon Garcia Garcia........................................    Director               12/8/98
     Fernando Maria Fournon Gonzales-Barcia............................    Director               8/10/98
     Segundo Garcia Quevedo............................................    Director               12/8/98
     Juan Perea Saenz de Buruaga.......................................    Director               12/8/98
     Felix Pablo Ivorra Cano...........................................    Director               12/8/98
     Juan Carlos Ros Brugueras.........................................    Director               12/8/98
     Miguel Antonio Igrejas Horta e Costa..............................    Director               12/8/98
     Estanislau Jose Mata Costa........................................    Director               12/8/98
     Eduardo Augusto Marques Henriques Martins.........................    Director               12/8/98
     Eduardo Lopez-Aranguren Marcos....................................    Director               12/8/98
     Victor Goyenechea Fuentes.........................................    Director               12/8/98
     Javier Nadal Arino................................................    Director               12/8/98
     Fernando Antonio Pimentel de Melo.................................    Director               12/8/98

     Set forth below are brief biographical descriptions of the Directors.

     Fernando Xavier Ferreira, 50 years old, is President of the Company and Vice-President for Finance, Control and Resources as well as Vice-President of the Board of Directors. Beginning in 1971, he held various positions at Telecomunicacoes do Parana S.A. ("Telepar"), including Vice-President, Director of Market Relations and President. Since that time he has served on the Board of Directors of Telebras, Telesp and Embratel. From November 1995 to July 1998, he was appointed Board Member and President of Telebras. From March to August 1998 he served as Board Member and President of the Holding Company, when he was reelected in September 1998. From May to August 1998 he was appointed Executive President and Board Member of Embratel Participacoes S.A.. He has also served as a member of the Consultive Board of ANATEL - Agencia Nacional de Telecomunicacoes, and at the present is a member of the Latin American Committee at the New York Stock Exchange and the Global Information Infrastructure Commission - GIIC. In September, October and December 1998, he was appointed Executive President, Vice-President for Finance, Control and Resources and Vice President of the Board of Directors of Tele Sudeste Celular Participacoes S.A, respectively. He holds a degree in electrical engineering from the Catholic University of Rio de Janeiro.

     Manuel Ramon Garcia Garcia, 49 years old, has served as a member of the Board of Directors since December 1998. He also serves as Board member of Telecomunicacoes de Sao Paulo S.A - TELESP, Companhia Telefonica da Borda do Campo - CTBC, Telerj Celular S.A., Telest Celular S.A. and Companhia Riograndense de Telecomunicacoes - CRT. From November 1996 to August 1998 he has served as the President of Telefonica del Peru. He was appointed President of Telecomunicacoes de Sao Paulo S.A. - TELESP in February 1999 and has served as Vice-President since September 1998. He also serves as President of Companhia Telefonica da Borda do Campo - CTBC since September 1998. He holds an Economics degree from the Universidade Complutense de Madrid.

     Fernando Maria Fournon Gonzales-Barcia, 40 years old, has served as a member of the Board of Directors since August 1998 and as Chairman of the Board of Directors from August 1998 to December 1998. In addition he has also served as Chairman of the Board of Directors of Tele Sudeste Celular Participacoes S.A. from August 1998 to December 1998. He served as an associate and research professor at Polytechnic University of Madrid, a systems engineer at the European Space Agency, a projects engineer at Ericsson S.A. and as Director of New Projects at Telefonica Internacional. Since February 1997 he has served as Chief Director at Companhia Riograndense de Telecomunicacoes - CRT. In addition to his position as a member of the Company, he is also a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - Telesp, Companhia Telefonica da Borda do Campo - CTBC, Tele Leste Celular Participacoes S.A., Tele Sudeste Celular Participacoes S.A., Telerj Celular S.A and Telest Celular S.A. He holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

     Segundo Garcia Quevedo, 56 years old, has served as a member of the Board of Directors since December 1998. In addition, he also serves as a Board member of Companhia Telefonica da Borda do Campo - CTBC and Telecomunicacoes de Sao Paulo S.A. - Telesp. From August 1998 to December 1998, he served as a Board member of Tele Sudeste Celular Participacoes S.A., Telest Celular S.A., Telebahia Celular S.A. and Telesergipe Celular S.A. Prior to that, he was Provincial Director of Telefonica de Espana, Operational Director of Companhia Riograndense de Telecomunicacoes - CRT and Zone Director of Telefonica da Argentina. He holds a degree in industrial engineering from the Superior University of Industrial Engineering and a degree as Electric Industrial Expert from the Technical School of Industrial Experts.

     Juan Perea Saenz de Buruaga, 35 years old, has served as a member of the Board of Directors since December 1998. In addition, he also serves as a Board member of various telecommunications companies, including Telefonica, Telefonica Internacional, Telesp Celular Participacoes S.A., Companhia de Telecomunicaciones de Chile (CTC), Telefonica de Argentina, Telefonica del Peru, Telefonica Larga Distancia de Puerto Rico (TLD), Companhia Riograndense de Telecomunicacoes (CRT), Telesp S.A., Companhia Telefonica da Borda do Campo
(CTBC), Telerj Celular S.A., Telest Celular S.A., SP Telecomunicacoes Holding S.A. (formerly Tele Brasil Sul), Portelcom Participacoes S.A. and Tele Sudeste Celular Participacoes. As of November 1998, he serves as the President of Telefonica Comunicaciones Interactivas. From August 1996 to November 1997, he was the Business Administration Director of Telefonica de Espana S.A. From 1992 to 1994, he served as the Vice-President as well as the European Financial Institutional Analysis Director of CS First Boston. He holds a Business and Economics degree from the Deusto University - Bilbao in Spain and an MBA from Columbia University.

     Felix Pablo Ivorra Cano, 52 years old, has served as member of the Board of Directors since December 1998. He also serves as President of Telerj Celular S.A. and Telest Celular S.A. since February 1999. He is also member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A - TELESP, Companhia Telefonica da Borda do Campo - CTBC, Tele Sudeste Celular Participacoes S.A., Telerj Celular S.A., Telest Celular S.A. and Telesp Celular Participacoes S.A. Since 1993, he served as General Director of the group which founded and developed Telefonica Moviles. He has occupied various positions within Telefonica de Espana in the areas of Commercial, Network and Technical Developments. He holds a telecommunications engineering degree from ETSI of Madrid and a post-graduate degree in Business Administration from ICADE.

     Juan Carlos Ros Brugueras, 37 years old, has served as a member of the Board of Directors since December 1998. He also serves as a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC, Tele Sudeste Celular Participacoes S.A., Telerj Celular S.A., Telest Celular S.A. and Companhia Riograndense de Telecomunicacoes - CRT. Since May 1998, he has served as the General Secretary and Vice-Secretary of the Board of Directors of Telefonica Internacional S.A. From 1985 until 1997 he was a partner at an important law firm in Barcelona. He holds a Law degree from the Central University of Barcelona.

     Miguel Antonio Igrejas Horta e Costa, 50 years old, has served as a member of the Board of Directors since December 1998. He is also a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC, Telesp Celular Participacoes S.A. and SIC - Sociedade Independente de Comunicacao S.A. He served as Director of CTT (Correios e Telecomunicacoes de Portugal) from 1981 to 1982 and was appointed Vice-President of CTT and TLP (Telefones de Lisboa e Porto, S.A.) from 1984 to 1987. From 1982 to 1984 he served as President of Companhia Portuguesa Radio Marconi S.A. Since 1995 he has served as President of Portugal Telecom Internacional. From 1987 to 1990 he was appointed Secretary of State for Foreign Trade. He holds an Economics degree from the Technical University of Lisbon, a diploma in Business Administration from the University of Navarra as well as a diploma in "Communications Management" from the Management College British Post Office in the United Kingdom.

     Estanislau Jose Mata Costa, 47 years old, has served as a member of the Board of Directors since December 1998. He is also a member of the Board of Directors of Telesp Celular Participacoes S.A. Beginning in 1976 through 1994, he has held several positions within TLP - Telefones de Lisboa e Porto, S.A. including that of Director, Economic Advisor and Manager. He also serves as Director of Portugal Telecom S.A. and Chairman of the Board of Directors of PREVISAO - Sociedade Gestora de Fundos de Pensao S.A., a pension fund management company. He received an Economics degree from the Universidade Tecnica de Lisboa in 1974, a diploma from the program for Business Management from the AESE - Universidade de Navarra and a Strategic Management degree from the Management Centre Europe/American Management Association.

     Eduardo Augusto Marques Henriques Martins, 53 years old, has served as a member of the Board of Directors since December 1998. He is also a member of the Board of Directors of Telesp Celular Participacoes S.A. He serves as a Director of Paginas Amarelas S.A., Portugal Telecom S.A. and TV Cabo Portugal S.A.. From 1994 to 1996, he served as President of TV Cabo Porto and TV Cabo Douro. From 1992 to 1994 he served as Senior Consultant to the Board of Directors of Telecom Portugal S.A. He has held several positions within CTT - Correios e Telecomunicacoes de Portugal from 1978 to 1989, including Associate Director and Human Resources Department Manager. He holds a law degree from the University of Coimbra, a Business Administration degree from Brussels University and a post-graduate degree in Business Administration from AESE - Universidade de Navarra.

     Eduardo Lopez-Aranguren Marcos, 57 years old, has served on the Board of Directors since December 1998. He also serves on the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC and Coelba S.A. From 1982 to 1987, he served as chief of the Nuclear Security Department. From 1992 to 1993 he also served as Director of C.T. Guemes S.A., Powerco S.A., Litoral Gas S.A. and TIBSA Inversora S.A in Argentina. He has also served as Chief Executive Officer of Iberdrola Energia S.A., the company which manages Iberdrola Group's international energy activities and Spanish investments in hydroelectric energy, gas and services. He holds an Engineering degree with a specialization in the field of energy from the Superior Technical School of Mining Engineering at the Polytechnic University of Madrid.

     Victor Goyenechea Fuentes, 48 years old, has served as a member of the Board of Directors since December 1998. He also serves as a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC and Companhia Riograndense de Telecomunicacoes - CRT. He also serves as Financial Manager of Banco Bilbao Vizcaya. He holds an Economics and Business degree from the Deusto University - Bilbao in Spain.

     Javier Nadal Arino, 49 years old, has served as a member of the Board of Directors since December 1998. He is also a member of the Board of Directors of Telecomunicacoes de Sao Paulo S.A. - TELESP, Companhia Telefonica da Borda do Campo - CTBC and Companhia Riograndense de Telecomunicacoes - CRT. In 1978 he worked with the United Nations as an expert on Data Transmission Services. He served as Manager of the Telecommunications of Spain from 1985 to 1995 and has served as Regulatory Manager of Telefonica Internacional since 1997. He was appointed President of Retevision from 1989 to 1994 and Telefonica de Argentina from 1995 to 1997. He holds a Telecommunications Engineering degree from the Polytechnic University in Madrid.

     Fernando Antonio Pimentel de Melo, 45 years old, has served as a member of the Board of Directors since December 1998. He also serves as a member of the Board of Directors of TELEMAR Nordeste/Norte/Leste. In 1979 he was appointed attorney of SISTEL in TELPE. From 1980 to 1991 he held various positions within SISTEL, including Assistant Chairman to the Director, Managing Legal Advisor and Vice-President of the Administrative Council. He holds a Law degree from the Federal University of Pernambuco.

Board of Executive Officers

     The Board of Executive Officers consists of at least two and at most one or two other members, shareholders or not, being one President, one Vice-President for Finance, Control and Resources, one Vice-President for Regulatory Matters and one Vice-President for Corporate Planning, all elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time.

     The following are the Executive Officers and their respective positions.


Name                                                                  Position                      Date appointed
-----------                                          -------------------------------------        -----------------
Fernando Xavier Ferreira........................     President and Vice-President for             September 1998(1)
                                                        Finance, Control and Resources
Jonas de Oliveira Junior........................     Vice-President for Regulatory Matters         November 1998
                                                        and for Corporate Planning

---------------
(1) Fernando Xavier Ferreira was appointed Vice-President for Finance, Control and Resources in November 1998.

     Set forth below is a brief biographical description of the Executive Officer not included above.

     Jonas de Oliveira Junior, 50 years old, has served as an Executive Officer since November of 1998. He also serves as Vice-President for Regulatory Matters and for Corporate Planning of the Company and Tele Sudeste Celular Participacoes S.A. He served various functions in Telebras in the areas of Systems Management, Technical Planning, Regulations and Human and Financial Resources. Throughout his career he has worked in the areas of Technical Planning, Structural Planning, Systems Engineering in Data Communications, Transmissions Systems Engineering and the Technical Coordination in the Restructuration and Privatization of TELEBRAS. He holds an Electronic Engineering degree from the Technological Institute of Aeronautics. He also holds a law degree.

Item 11.   Compensation of Directors and Officers

     For the year ended December 31, 1998, the aggregate amount of compensation paid by the Holding Company to all directors and executive officers of the Holding Company was approximately R$320.03 thousand.

     For the year ended December 31, 1998, the officers and directors of the Holding Company did not receive any pension, retirement or similar benefits.

Item 12.   Options to Purchase Securities from Registrant or Subsidiaries

     None.

Item 13.   Interest of Management in Certain Transactions

     None.

                                     PART II

Item 14.   Description of Securities to be Registered

     None.

                                    PART III

Item 15.   Defaults upon Senior Securities

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt at December 31, 1998 which is currently or is expected to be in default is approximately R$853.6 million, of which R$413.2 million was liquidated in February 1999 at its maturity date. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     None.

                                     PART IV

Item 17.   Financial Statements

     The Holding Company has responded to Item 18 in lieu of responding to this Item.

Item 18.   Financial Statements

     Reference is made to pages F-1 through F-45.

Item 19.   Financial Statements and Exhibits

     (a) The following Financial Statements are filed as part of this Form 20-F:

           Independent Auditors' Report

           Consolidated Balance Sheets

           Consolidated Statements of Income

           Consolidated Statement of Changes in Financial Position

           Consolidated Statements of Changes in Shareholders' Equity

           Consolidated Statements of Cash Flows

           Notes to the Consolidated Financial Statements

     (b) Exhibits

            Amendment to the Charter of the Holding Company previously filed with the Holding Company's Registration Statement on September 18, 1998, together with an English translation.

            There are omitted from the exhibits filed with or incorporated by reference into this Annual Report certain promissory notes and other instruments and agreements with respect to long-term debt of the Company, none of which authorizes securities in a total amount that exceeds 10% of the total assets of the Company. The Company hereby agrees to furnish to the Securities and Exchange Commission copies of any such omitted promissory notes or other instruments or agreements as the Commission requests.

                INDEX OF DEFINED TERMS

                                                 Page
                                                 ----

ADRs...............................................ii
ADSs...............................................ii
American Depositary Shares.........................ii
Anatel..............................................1
Anatel Decree......................................18
Annex IV Regulations...............................30
Annex V Regulations................................31
Band A.............................................58
Band B.............................................58
BBV................................................28
Bell Canada........................................14
Bonari..............................................1
Brazil.............................................ii
Brazilian Corporation Law..........................30
Brazilian GAAP.....................................ii
Brazilian Securities Law...........................30
Breakup.............................................2
Breakup of Telebras.................................2
Canbra..............................................1
Cellular Region.....................................2
Center.............................................16
Code...............................................34
COFINS.............................................12
Commercial Market..................................39
Common Shares......................................ii
Company............................................ii
Concessions.........................................1
Consolidated Financial Statements..................ii
CPMF tax...........................................33
CTBC...............................................ii
Custodian..........................................30
Deposit Agreement..................................28
Depositary.........................................28
dollars............................................ii
e&p................................................34
Embratel............................................1
Federal Government.................................ii
Fenattel...........................................16
Fittel.............................................16
Fixed-Line Region...................................2
Floating Market....................................39
General Plan of Concessions and Licenses...........19
General Plan on Quality............................19
General Plan on Universal Service..................19
General Telecommunications Law......................1
Holding Company....................................ii
ICMS...............................................12
IGP-DI..............................................8

                                                 Page
                                                 ----

IGP-M..............................................25
IMF................................................23
IOF tax............................................33
Liberman Group.....................................14
List of Obligations................................17
local calls.........................................4
Megatel............................................14
New Holding Companies...............................2
non-Brazilian holder...............................31
non-U.S. holder....................................35
Numbering Plan......................................7
PAT.................................................5
PIS................................................12
Portugal Telecom...................................28
Preferred Shares...................................ii
Privatization.......................................2
Privitization of Telebras...........................2
Procon..............................................7
Procon Agreement....................................8
Qualcomm...........................................14
R$ ii
reais..............................................ii
real...............................................ii
Real Plan..........................................23
Region..............................................1
Registered Capital.................................33
Rio de Janeiro Stock Exchange......................28
Sao Paulo Stock Exchange...........................28
SAT................................................26
SENN...............................................29
Sistel.............................................16
SP Telecomunicacoes................................27
Statutory Financial Statements.....................37
Subsidiaries.......................................ii
Tele Norte Leste...................................14
Telebras...........................................ii
Telebras System.....................................1
Telecommunications Regulations......................1
Telefonica.........................................27
Telepar............................................52
Telesp.............................................ii
Telesp Celular.....................................ii
TJLP...............................................33
U.S. dollars.......................................ii
U.S. GAAP..........................................36
U.S. holder........................................34
US$................................................ii
WLL................................................14

                               TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge."

     Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

     Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

     Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

     ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

     Band A Service Provider: A former Telebras operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A."

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B."

     Base station: A radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

     Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; high-speed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

     CATV (Cable television): Cable or fiber-based distribution of TV programs.

     Cell: The geographic area covered by a single base station in a cellular telecommunications system.

     Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

     Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

     Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

     Exchange: See Switch.

     Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

     Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

     IP (Internet protocol): An interconnection protocol for sub-networks, in particular for those with different physical characteristics. It is used by the Internet.

     ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

     Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

     Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

     Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

     Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge."

     Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

     PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

     Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

     Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

     PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

     Repeaters: A device that amplifies an input signal for retransmission.

     Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

     SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

     Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

     Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

     TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

     Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

     Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Holding Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TELESP PARTICIPACOES S.A.


                                By: /s/ Fernando Xavier Ferreira
                                    --------------------------------------------
                                    Name:  Fernando Xavier Ferreira
                                    Title: President


                                By: /s/ Jonas de Oliveira Junior
                                    --------------------------------------------
                                    Name:  Jonas de Oliveira Junior
                                    Title: Vice-President for Regulatory Matters

Dated:  June 30, 1999

                            TELESP PARTICIPACOES S.A.

                        CONSOLIDATED FINANCIAL STATEMENTS

              For the years ended December 31, 1996, 1997 and 1998


                                    CONTENTS

Independent Auditors' Report for the year ended December 31, 1998................................                    F-2
Independent Auditors' Report for the years ended December 31, 1997 and 1996......................                    F-3
Consolidated Balance Sheets......................................................................                    F-4
Consolidated Statements of Income................................................................                    F-5
Consolidated Statement of Changes in Financial Position..........................................                    F-6
Consolidated Statements of Changes in Shareholders' Equity.......................................                    F-7
Consolidated Statements of Cash Flows............................................................                    F-8
Notes to the Consolidated Financial Statements...................................................       F-9 through F-45

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of

         Telesp Participacoes S.A.:


(1) We have audited the accompanying consolidated balance sheet of Telesp Participacoes S.A. as of December 31, 1998, and the related consolidated statements of income, changes in financial position and changes in shareholders' equity for the year then ended. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2) We conducted our audit in accordance with generally accepted auditing standards in Brazil which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telesp Participacoes S.A. as of December 31, 1998, and the results of its operations and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Brazil.

(4) Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected shareholders' equity as of December 31, 1998 and the results of operations for the year then ended to the extent summarized in Note 33 of the consolidated financial statements.

(5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statement of cash flow for the year ended December 31, 1998 is presented for purposes of additional analysis and is not a required part of the basic financial statements under accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sao Paulo,  Brazil
January 20, 1999 (except for notes 26 and 32              Arthur  Andersen S/C
as to which the date is May 31, 1999)

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Telesp Participacoes S.A.
Brasilia - DF


     We have audited the accompanying consolidated balance sheets of Telesp Participacoes S.A. as of December 31, 1997, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telesp Participacoes S.A. as of December 31, 1997, and the results of its operations and cash flows for each of the years in the two-year period then ended, in conformity with accounting principles generally accepted in Brazil and on the basis set out in Note 2, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

     Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the years in the two-year period ended December 31, 1997 and shareholders' equity as of December 31, 1997 to the extent summarized in Note 33 of the consolidated financial statements.




KPMG Auditores Independentes

July 17, 1998
Brasilia, Brazil

                            TELESP PARTICIPACOES S.A.
                               (See Notes 1 and 2)
                        CONSOLIDATED BALANCE SHEETS AS OF
                           DECEMBER 31, 1997 AND 1998

                      (In thousands of Brazilian Reais-R$)


                                                                                     December 31
                                                                             ------------------------------
                                                                     Note        1997           1998
                                                                    -------- -------------- ---------------

Current assets:
  Cash and cash equivalents......................................       12        858,345         896,102
  Trade accounts receivable, net.................................       13        487,396         790,345
  Deferred and recoverable taxes ................................       14         31,054         519,767
  Other assets...................................................       15        189,819         153,123
                                                                             -------------- ---------------
Total current assets.............................................               1,566,614       2,359,337
                                                                             -------------- ---------------

Noncurrent assets:
  Deferred and recoverable taxes.................................       14         11,323          23,268
  Other assets...................................................       15        386,348         428,360
                                                                             -------------- ---------------
Total noncurrent assets..........................................                 397,671         451,628
                                                                             -------------- ---------------

Permanent assets:
  Investments....................................................       16         93,590         179,886
  Property, plant and equipment, net.............................       17     12,589,455      13,902,835
                                                                             -------------- ---------------
Total permanent assets...........................................              12,683,045      14,082,721
                                                                             -------------- ---------------

Discontinued operations..........................................               1,259,819               -
                                                                             -------------- ---------------

Total assets.....................................................              15,907,149      16,893,686
                                                                             ============== ===============

Current liabilities:
  Payroll and related accruals...................................       18        194,025         171,214
  Accounts payable and accrued expenses..........................       19        264,785         899,618
  Taxes other than income taxes..................................       20        226,147         190,650
  Dividends payable .............................................       21        318,572         393,585
  Income taxes...................................................       10        133,956         158,457
  Loans and financing............................................       23         28,397         450,287
  Provision for contingencies....................................       24         51,623          45,235
  Other liabilities..............................................       22        216,582         201,910
                                                                             -------------- ---------------
Total current liabilities........................................               1,434,087       2,510,956
                                                                             -------------- ---------------

Noncurrent liabilities:
  Income taxes...................................................       10        565,846         493,837
  Loans and financing ...........................................       23        472,599         488,712
  Provision for contingencies....................................       24         34,240          70,508
  Other liabilities..............................................       22         25,491          24,207
                                                                             -------------- ---------------
Total noncurrent liabilities.....................................               1,098,176       1,077,264
                                                                             -------------- ---------------

Minority interests                                                              3,984,723       4,087,745
                                                                             -------------- ---------------

Shareholders' equity:
  Capital and reserves ..........................................               7,268,928               -
  Share capital..................................................      26a              -       3,238,421
  Capital reserves ..............................................                       -             188
  Income reserves................................................      26b              -       3,423,547
  Retained earnings..............................................               1,607,744       2,469,299
                                                                             -------------- ---------------
Total shareholders' equity.......................................               8,876,672       9,131,455
                                                                             -------------- ---------------

Funds for capitalization:
  Expansion plan contribution....................................       27        490,740          84,864
  Other funds....................................................                  22,751           1,402
                                                                             -------------- ---------------
Total funds for capitalization...................................                 513,491          86,266
                                                                             -------------- ---------------

                                                                             -------------- ---------------
Total liabilities and shareholders' equity.......................              15,907,149      16,893,686
                                                                             ============== ===============



              The accompanying notes are an integral part of these consolidated financial statements.

                            TELESP PARTICIPACOES S.A.
                               (See Notes 1 and 2)
                 CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
                     ENDED DECEMBER 31, 1996, 1997 AND 1998

   (In thousands of Brazilian Reais-R$ - except earnings per thousand shares)

                                                                         Years ended December 31
                                                               ---------------------------------------------
                                                       Note        1996           1997            1998
                                                       ------- -------------- --------------- --------------

Net operating revenue from telecommunications
   services........................................        4      3,710,205       4,086,668      4,496,143
Cost of                                                    5    (2,202,000)     (2,387,337)    (2,749,578)
services...........................................
                                                               -------------- --------------- --------------
Gross profit.......................................              1,508,205       1,699,331      1,746,565

Operating expenses:
   Selling expense.................................        6      (250,307)       (331,162)      (344,975)
   General and administrative expense..............               (585,468)       (580,918)      (579,180)
   Other net operating income......................        7       228,860         222,105         96,510
                                                               -------------- --------------- --------------
Operating income from continuing operations
     before interest                                                901,290       1,009,356        918,920
income/expense......................................

Allocated interest expense.........................                (32,880)        (19,353)              -
Interest income, net...............................        8              -               -        176,855
                                                               -------------- --------------- --------------
Operating income...................................                 868,410         990,003      1,095,775

Net nonoperating income (expense)..................        9         94,716          15,233          6,895
Employees' profit share............................                 (32,465)        (52,940)       (43,501)
                                                               -------------- --------------- --------------

Income from continuing operations before
    unallocated  interest income/expenses, taxes
    and minority interests..........................                930,661         952,296              -

Income from discontinued cellular operations
   before unallocated interest income/expense,
   taxes and minority interests....................                 328,741         537,377              -
Unallocated interest income........................                  98,405         202,751              -
Unallocated interest expense.......................                 (51,500)         (3,332)             -
                                                               -------------- --------------- --------------
Income before taxes and minority interests.........               1,306,307       1,689,092      1,059,169

Income and social contribution taxes...............       10       (330,591)       (528,672)      (191,776)

Minority interests.................................                (249,855)       (360,296)      (320,094)
                                                               -------------- --------------- --------------

Net income for the year ...........................                725,861         800,124         547,299
                                                               ============== =============== ==============

Shares outstanding at the balance sheet date                                                   334,399,028
(thousands) ........................................                                          ==============


Earnings per thousand shares outstanding at the
balance                                                                                               1.64
   sheet date  (Reais).............................                                           ==============


              The accompanying notes are an integral part of these consolidated financial statements.

                            TELESP PARTICIPACOES S.A.
                               (See notes 1 and 2)
             CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                      (In thousands of Brazilian Reais-R$)

SOURCE OF FUNDS:
From operations:
    Net income for the year...............................................   547,299
    Minority interest.....................................................   320,094
    Items not affecting working capital:.................................. 1,559,472
                                                                          ----------
        Depreciation and amortization..................................... 1,509,365
        Loss from changes in equity holding of subsidiaries...............    38,942
        Monetary and exchange variations on noncurrent items, net.........    14,752
        Provision for losses on investments...............................     (612)
        Gain on permanent asset disposals.................................  (24,332)
        Reserves for contingencies........................................    53,532
        Interest on construction in progress..............................  (32,175)
                                                                          ----------
           Total from operations.......................................... 2,426,865

From third parties:
    Increase in long-term liabilities.....................................   136,644
    Increase in funds for capitalization..................................   260,776
    Forfeited dividends...................................................     6,443
    Donations and subsidies for investment................................    68,604
    Transfer from noncurrent to current assets............................    20,239
    Tax incentives........................................................     6,948
    Proceeds from sale of property, plant and equipment and investments...    19,277
    Additional net assets received on the breakup of Telebras.............   591,344
                                                                          ----------
         Total sources.................................................... 3,537,140

APPLICATIONS OF FUNDS:
    Increase in non current assets........................................    42,474
    Increase in permanent assets:                                          2,747,573
                                                                          ----------
        Investments.......................................................    89,821
        Property, plant and equipment..................................... 2,657,752
    Transfer form long-term to current liabilities........................   260,775
    Dividends.............................................................   463,041
    Others................................................................   307,423
                                                                          ----------
         Total applications............................................... 3,821,286

DECREASE IN WORKING CAPITAL...............................................  (284,146)
                                                                          ===========

REPRESENTED BY:

Current assets
   At the beginning of the year...........................................1,566,614
   At the end of the year.................................................2,359,337
                                                                          ---------
                                                                            792,723
Current liabilities
    At the beginning of the year.......................................... 1,434,087
    At the end of the year................................................ 2,510,956
                                                                          ==========
                                                                           1,076,869
                                                                          ==========

DECREASE IN WORKING CAPITAL...............................................  (284,146)
                                                                          ===========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            TELESP PARTICIPACOES S.A.
                               (See notes 1 and 2)
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                      (In thousands of Brazilian Reais-R$)

                                                              Capital and      Share     Other capital
                                                               reserves       Capital      reserves
                                                          ----------------  ------------ ------------
Balances at December 31, 1995.............................      6,637,641              -         -
Capital increase:
    Expansion plan contributions..........................        412,278              -         -
    Donations and subsidies for investments...............         10,886              -         -
Capitalized interest on construction in progress..........        172,469              -         -
Change in tax rates.......................................         (7,872)             -         -
Tax incentive investment credits..........................         16,530              -         -
Unclaimed dividends.......................................               -             -         -
Consolidation adjustments:
    Capitalized interest..................................               -             -         -
    Others................................................               -             -         -
Net income for the year...................................               -             -         -
Realization of unrealized income..........................       (242,240)             -         -
Deferred tax on full indexation...........................               -             -         -
Appropriations:
    Transfers to reserves.................................         43,792
    Dividends.............................................               -             -         -
Minority interest changes.................................        (55,727)             -         -
                                                          ----------------  ------------ ------------
Balances at December 31, 1996.............................      6,987,757              -         -
Capital increase:
    Expansion plan contributions..........................      1,028,654              -         -
Donations and subsidies for investments...................          8,763              -         -
Capitalized interest on construction in progress..........        148,308              -         -
Tax incentive investment credits..........................         53,016              -         -
Unclaimed dividends.......................................               -             -         -
Consolidation adjustments:
    Capitalized interest..................................               -             -         -
    Expansion plan direct contributions...................               -             -         -
    Others................................................               -             -         -
Net income for the year...................................               -             -         -
Realization of unrealized income..........................       (206,511)             -         -
Deferred tax on full indexation...........................               -             -         -
Appropriations:
    Transfers to reserves.................................         72,992              -         -
    Dividends.............................................               -             -         -
Minority interest changes.................................       (824,051)             -         -
                                                          ----------------  ------------ ------------
Balances at December 31, 1997.............................      7,268,928              -         -
Spin-off of cellular telecommunications
   business...............................................               -             -         -
Additional net assets received on the breakup of
    Telebras..............................................               -             -         -
Allocation between accounts approved by
   Shareholders on the breakup of Telebras................     (7,268,928)     3,238,421        -
                                                          ----------------  ------------ ------------
Balance at May 22, 1998 after the breakup of
    Telebras..............................................               -     3,238,421         -
Tax incentive investment credits..........................              -             -       188
Consolidation adjustments:
    Capitalized interest..................................              -             -         -
    Donations and subsidies for investments...............              -             -         -
    Shares subscription premium...........................               -           -         -
    Others................................................              -             -         -
Net income for the year...................................              -             -         -
Realization of unrealized income..........................              -             -         -
Appropriations:
    Transfers to reserves.................................              -             -         -
    Dividends.............................................              -             -         -
                                                          ----------------  ------------ ------------
Balances at December 31, 1998.............................              -      3,238,421       188
                                                          ================  ============ ============


                                 Income reserves

                                                           ----------------------------------------------------------------------
                                                             Legal      Unrealized income   Retained
                                                             Reserve         reserve        earnings          Total
                                                          ------------- --------------  --------------  -----------
Balances at December 31, 1995.............................         -              -        727,447       7,365,088
Capital increase:
    Expansion plan contributions..........................         -              -               -        412,278
    Donations and subsidies for investments...............         -              -               -         10,886
Capitalized interest on construction in progress..........         -              -               -        172,469
Change in tax rates.......................................         -              -               -         (7,872)
Tax incentive investment credits..........................         -              -               -         16,530
Unclaimed dividends.......................................         -              -            476             476
Consolidation adjustments:
    Capitalized interest..................................         -              -          8,600           8,600
    Others................................................         -              -         (3,898)         (3,898)
Net income for the year...................................         -              -         725,861         725,861
Realization of unrealized income..........................         -              -         242,240               -
Deferred tax on full indexation...........................                        -       (307,024)       (307,024)
Appropriations:
    Transfers to reserves.................................                                 (43,792)               -
    Dividends.............................................         -              -       (263,469)       (263,469)
Minority interest changes.................................         -              -          94,137         38,410
                                                          ------------- --------------  --------------  -----------
Balances at December 31, 1996.............................         -              -      1,180,578       8,168,335
Capital increase:
    Expansion plan contributions..........................         -              -               -      1,028,654
Donations and subsidies for investments...................         -              -               -          8,763
Capitalized interest on construction in progress..........         -              -               -        148,308
Tax incentive investment credits..........................         -              -               -         53,016
Unclaimed dividends.......................................         -              -          1,223           1,223
Consolidation adjustments:
    Capitalized interest..................................         -              -         10,833          10,833
    Expansion plan direct contributions...................         -              -         32,621          32,621
    Others................................................         -              -             33              33
Net income for the year...................................         -              -        800,124         800,124
Realization of unrealized income..........................         -              -        206,511                -
Deferred tax on full indexation...........................         -              -       (271,469)       (271,469)
Appropriations:
    Transfers to reserves.................................         -              -        (72,992)               -
    Dividends.............................................         -              -       (318,572)       (318,572)
Minority interest changes.................................         -              -         38,854        (785,197)
                                                          ------------- --------------  --------------  -----------
Balances at December 31, 1997.............................         -              -      1,607,744       8,876,672
Spin-off of cellular telecommunications
   business...............................................         -              -       (899,484)       (899,484)
Additional net assets received on the breakup of
    Telebras..............................................         -              -         591,344         591,344
Allocation between accounts approved by
   Shareholders on the breakup of Telebras................   180,884      3,079,882         769,741               -
                                                          ------------- --------------  --------------  -----------
Balance at May 22, 1998 after the breakup of
    Telebras..............................................   180,884      3,079,882       2,069,345       8,568,532
Tax incentive investment credits..........................        -              -               -             188
Consolidation adjustments:
    Capitalized interest..................................        -              -          109,370        109,370
    Donations and subsidies for investments...............        -              -           43,949          43,949
    Shares subscription premium...........................      -               -            88,033          88,033
    Others................................................        -              -            2,678           2,678
Net income for the year...................................        -              -         547,299         547,299
Realization of unrealized income..........................        -      (777,221)          777,221               -
Appropriations:
    Transfers to reserves.................................    47,000        893,002       (940,002)              -
    Dividends.............................................        -              -        (228,594)       (228,594)
                                                          ------------- --------------  --------------  -----------
Balances at December 31, 1998.............................   227,884      3,195,663       2,469,299      9,131,455
                                                          ============= ==============  ==============  ===========


        The accompanying notes are an integral part of these consolidated financial statements.

                            TELESP PARTICIPACOES S.A.
                               (See Notes 1 and 2)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years ended December 31, 1996, 1997 and 1998

                      (In thousands of Brazilian Reais-R$)

                                                                           Years ended December 31
                                                               -------------------------------------------------
                                                                    1996             1997            1998
                                                               ----------------  --------------- ---------------

Cash provided by operations:
   Net income..............................................           725,861          800,124         547,299
   Less: Income from discontinued operations
     before taxes and minority interests...................         (328,741)        (537,377)               -
minority interests.........................................
                                                               ----------------  --------------- ---------------
   Net income from continuing operations...................          397,120          262,747          547,299
   continuing and discontinued operations.................
   Adjustments to reconcile net income to cash provided
     by operating activities:
     Depreciation and amortization.........................         1,316,306        1,459,858       1,509,365
     Minority interests....................................           249,855          360,296         320,094
     (Gain) on permanent asset disposals...................          (82,628)          (9,958)        (24,332)
     Loss from changes in equity holding of subsidiary.....             1,252              721          38,942
     Allowance for doubtful accounts.......................             9,006           8,957           24,461
     Others................................................           (2,162)            5,347         (5,266)
     (Increase) in income tax rate.........................           (7,872)                -               -
     (Increase) in trade accounts receivable...............          (69,142)         (23,734)       (327,410)
     (Increase) decrease  in other current assets..........          (29,740)          (6,295)         35,599
     (Increase) in other noncurrent assets.................         (358,320)         (13,902)        (25,933)
     Increase (decrease) in payroll and related accruals...            36,416          (2,119)        (22,811)
     Increase  in accounts payable and accrued expenses....            34,750           31,426         568,271
expenses...................................................
     Increase (decrease)  in taxes other than income taxes.            50,796           17,757        (35,497)
     Increase (decrease)  in other current liabilities.....           13,177           38,915         (38,661)
     Increase (decrease) in accrued interest...............           11,257           (7,115)         (6,526)
     Increase (decrease) in income taxes...................         (158,205)           23,926       (459,014)
     Increase (decrease) in provisions for contingencies...          (62,788)           8,690           29,880
     (Decrease) in other noncurrent liabilities............           (6,459)          (4,215)         (1,284)
                                                               ================  =============== ===============
                                                                   1,342,619        2,151,302        2,127,177
                                                               ================  =============== ===============
Cash flow from investing activities:
   Additions to investments................................                 -                -         (2,675)
   Additions to property, plant, and equipment.............       (1,323,330)      (1,479,615)     (2,579,950)
   Capitalized interest....................................          (10,618)          (8,252)        (32,175)
   Proceeds from asset disposals...........................           15,556            5,210           19,277
                                                               ================  =============== ===============
                                                                  (1,318,392)      (1,482,657)     (2,595,523)
                                                               ================  =============== ===============
Cash flow from financing activities:
   Loans repaid............................................         (369,568)        (619,393)        (29,319)
   New loans obtained......................................          245,736               46              471
   Expansion plan contributions received...................           698,896          818,992         209,132
   Cash received from spin-off of Telebras.................                 -                -         439,216
   Dividends paid..........................................         (220,544)        (258,148)       (113,397)
                                                               ================  =============== ===============
                                                                      354,520         (58,503)         506,103
                                                               ================  =============== ===============

Increase in cash and cash equivalents......................          378,747          610,142           37,757
Net cash provided by (used in) discontinued operations
   before unallocated interest income/expense and taxes....          217,893         (484,948)               -
Cash and cash equivalents at beginning of year.............          136,511          733,151          858,345
                                                               ----------------  --------------- ---------------
Cash and cash equivalents at end of year...................          733,151          858,345          896,102
                                                               ----------------  --------------- ---------------


        The accompanying notes are an integral part of these consolidated financial statements.

                            TELESP PARTICIPACOES S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

            (Amounts expressed in thousands of Brazilian Reais - R$)


1. Operations and background

     Beginning in 1995, the federal government of Brazil (the "Federal Government") undertook a comprehensive reform of the telecommunications industry. In July 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil.

     As part of the privatization of the Telebras system, the operating subsidiaries were divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses were separated from the operating subsidiaries. Subsequently the fixed-line businesses, the new cellular businesses and the long-distance operator were combined into the twelve separate groups. Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries were performed using a procedure under Brazilian corporate law called "cisao" or "spin-off". As part of this process, Telesp Participacoes S.A. (the "Holding Company") was formed.

     Telesp Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including the 71.4% of the share capital of Telecomunicacoes de Sao Paulo S.A. ("Telesp") and the 29.6% of the share capital of Telesp's subsidiary Companhia Telefonica da Borda do Campo ("CTBC"), owned by Telebras. Telesp also owned 56.2% of the share capital of CTBC. At December 31, 1998 Telesp Participacoes S.A. directly and indirectly owns 67.7% and 66.8% of the share capital of Telesp and CTBC, respectively. The Holding Company and its subsidiaries, Telesp and CTBC (the "Company") are the principal providers of fixed-line telecommunications services in the state of Sao Paulo under the terms of the concessions granted by the Federal Government which will expire on December 31, 2005 and may be renewed for a further term of 20 years. Until August 4, 1998, the Company was controlled by the Federal Government.

     On January 30, 1998 the cellular telecommunications business of Telesp was spun off into a new company, Telesp Celular S.A., effective January 1, 1998.

     The Company's business, including the services it may provide and the rates it charges, is regulated by the Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2.       Presentation of the financial statements

a. Inclusion of the New Holding Company Telesp Participacoes S.A. in the consolidated financial statements as of and for the period ended December 31, 1998

      The consolidated financial statements present the Consolidated Balance Sheets and results of operations in telecommunications businesses of Telesp Participacoes S.A. and its subsidiaries (Telesp and CTBC). The portion of equity and net income attributable to shareholders other than Telesp Participacoes S.A. at December 31, 1998 and for the year ended December 31, 1998 is reflected as "minority interests". At December 31, 1998 such minority shareholders owned 32.3% and 33.2% of the share capital of Telesp and CTBC, respectively.

      Telesp Participacoes S.A. was formed when the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called "cisao", whereby existing shareholders received shares in the New Holding Companies in proportion to their holding in Telebras. The New Holding Companies contained the assets and liabilities previously recorded in the accounts of Telebras except for those allocated to a newly independent research foundation and those retained by Telebras for retroactive dividends and liquidation and other expenses.

     In addition to approving the allocation of assets and liabilities to the new holding companies at the May 22, 1998 meeting, the shareholders of Telebras also approved a specific structure for the shareholders' equity of each new holding company, which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Telesp Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each New Holding Company the balance of its Retained Earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the Holding Companies and resulted in an increase of R$461,601 in relation to the Company's historical retained earnings. This increase has been included in the consolidated statement of changes in shareholders' equity for the year ended December 31, 1998.

     As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a "cisao" will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the "cisao" allocates from the parent company to the new company. Accordingly, upon formation, Telesp Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$8,568,532 includes retained earnings of R$2,069,345. The distributable reserves of Telesp Participacoes S.A. are composed of retained earnings allocated in the spin-off plus the retained earnings of the Company following its formation. This new legal capital structure is shown in the consolidated statement of changes in shareholders' equity for the year ended December 31, 1998.

     Brazilian corporate and tax law allows state controlled companies which are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun-off. As a result, the consolidated financial statements of the Holding Company for 1998 include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash, other assets and loans and financing allocated from Telebras as of March 1, 1998.

     The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Telesp Participacoes, except for certain reclassifications within the consolidated balance sheets and the consolidated statements of income which have been made to conform previously published financial statements to the 1998 presentation, and for the effects of inflation, as discussed in note 2(c).

b. Presentation of the consolidated financial statements for accounting periods up to December 31, 1997

     For accounting periods up to December 31, 1997 consolidated financial statements present the consolidated financial condition and results of operations of the Holding Company and its subsidiaries Telesp and CTBC. The portion of equity and net income attributable to shareholders other than Telebras at December 31, 1997 and for each of the years in the two year period ended December 31, 1997 is reflected as "minority interests." At December 31, 1997, such minority shareholders owned 28.6% and 30.2% of the share capital of Telesp and CTBC, respectively.

     The fixed line telecommunications business of the Company is presented as continuing operations and the cellular telecommunications business is presented as discontinued operations for all periods. The assets and liabilities of the cellular telecommunications business are presented as net assets of discontinued operations. The formation of the Holding Company and the transfer of assets and liabilities from the Company to Telesp Celular S.A. have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests.

     The assets and liabilities of the cellular telecommunications business were transferred from Telesp to Telesp Celular S.A. at their indexed historical cost. The associated revenues and expenses were also allocated to Telesp Celular S.A. The consolidated financial statements are not necessarily indicative of the financial position and results of operations that would have occurred for the two-year period ended December 31, 1997 had the fixed-line telecommunications business of the Holding Company and its subsidiaries Telesp and CTBC been a separate legal entity during such period.

     As separate records of revenues and costs of services were maintained for the cellular business, the actual amounts could be identified and transferred. With respect to costs other than cost of services, the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. The allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to human resource related expenses), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the financial statements fairly reflect the operating results of the business.

     Prior to December 31, 1997 cash and certain non-specific debt of the cellular telecommunications business could not be segregated from Telesp. Accordingly, these amounts are included in the financial statements for periods ended before January 1, 1998. As a result, interest income and expense relating to the cellular telecommunications business could not be identified and consequently, income from discontinued operations is presented before unallocated interest income/expense and income tax expense.

c.   Full indexation to December 31, 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law accounting and most fiscal purposes, together with the option granted by the Brazilian Securities Commission (Comissao de Valores Mobiliarios - CVM), the Telesp Participacoes and its predecessors consolidated financial statements as of December 31,1997 and for the years then ended, as published in Brazil, do not recognize the effects of changes in the purchasing power of the Brazilian currency that would have been required under the comprehensive indexation system, which was applied through December 31, 1995. Nevertheless, in order to comply with the requirements of accounting principles ("GAAP") generally accepted in the United States of America, the accompanying financial statements have been fully indexed through December 31, 1997, which the Company believes also complies with the requirements of Brazilian GAAP.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31,1997. Beginning January 1, 1998, the Company no longer uses the integral restatement method to prepare its financial statements. The restated balances of nonmonetary assets and liabilities as of December 31, 1997, which reflect inflation through December 31, 1997, were used as the opening balances for 1998, and statement of income items will no longer be restated for inflation, as its effects are considered immaterial.

     The principal criteria adopted to prepare the fully indexed consolidated financial statements for the years ended December 31, 1996 and 1997, which were restated from amounts carved out of the statutory accounting records of Telesp and CTBC, maintained in accordance with the practices described in Note 3, were as follows:

i.   Inflation restatement index

     The consolidated financial statements of 1996 and 1997 were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas. Inflation rates for the three year period ended December 31, 1998, as measured by the IGP-M, were as follows:

     Period                                     Index       Annual
                                                           inflation
                                                               %
     Year ended December 31, 1996..............   IGP-M        9.2
     Year ended December 31, 1997..............   IGP-M        7.7
     Year ended December 31, 1998..............   IGP-M        1.8

ii.  Consolidated statements of income for 1996 and 1997

     Items in the consolidated statements of income are adjusted by:

     o allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

     o allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income."

     iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

     As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$ 307,024 and R$ 271,469 in 1996 and 1997, respectively, was recorded directly against retained earnings (see note 10).

d. Principles of consolidation

     These consolidated financial statements include the financial records of the Holding Company and its subsidiaries Telesp and CTBC. All material intercompany accounts and transactions have been eliminated.

e. Discontinued operations

     The consolidated financial statements reflect the cellular telecommunications business of Telesp as discontinued operations. Accordingly, the revenues, costs and expenses, assets and liabilities, and cash flows of these discontinued operations have been excluded from the respective captions in the consolidated statements of income, balance sheets and statements of cash flows and have been reported as "Income from discontinued cellular operations before unallocated interest income/expense, taxes and minority interests"; as "Net assets of discontinued operations" and as "Net cash provided by (used in) discontinued operations" for 1996 and 1997.
Summarized financial information for the discontinued operations is as follows:

                                                                              1996                 1997
                                                                       -------------------  --------------------
Net operating revenues..............................................          773,936             1,296,265
Income before unallocated interest income/expense, taxes and
   minority interests...............................................          328,741               537,377
Current assets......................................................          128,912               391,475

Property, plant and equipment, net..................................        1,195,581             1,892,685
Total assets........................................................        1,334,272             2,291,625
Current liabilities.................................................          252,026               311,644
Total liabilities...................................................        1,059,767             1,031,806
Net assets of discontinued operations...............................          274,505             1,259,819

3. Summary of the principal accounting practices

a. Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

b. Trade accounts receivable

     Telecommunication services accounts receivable are stated at the tariff value on the date of rendering the service. They also include accounts receivable for services rendered but not yet billed at balance sheet date.

c. Allowance for doubtful accounts

     Provision is made for trade accounts receivable for which recoverability is considered improbable.

d. Foreign currency transactions

     Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences are recognized in the consolidated statements of income as they occur.

e. Inventory

     Inventories are stated at the lower of indexed cost or replacement value. Cost of inventories is determined principally on the average cost basis. Inventories are separated into network expansion and maintenance inventories. Inventories for use in network expansion are classified as "Construction-in-progress" under "Property, plant and equipment". Maintenance inventories are classified as other current assets.

f. Investments

     Other investments are recorded at cost less a provision for losses when considered necessary.

g. Property, plant and equipment

     Property, plant and equipment is stated at cost, restated for inflation as of December 31, 1997, which became the new basis for accounting as described in note 2(c). Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 17(b).

     Interest, calculated monthly at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

h. Vacation pay accrual

     Cumulative vacation pay due to employees is accrued as earned.

i. Income and social contribution taxes

     Income and social contribution taxes comprise federal income tax and social contribution tax. Deferred taxes are provided on temporary differences.

j. Loans and financing

     Loans and financing include accrued interest to the balance sheet date.

k. Provisions for contingencies

     Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the balance sheet date.

l. Revenue recognition

     Revenues for all services are recognized when the service is provided. Revenues from local services consist of line rental charges, service charges based on the number of calls, network services, including interconnection and leasing high-capacity lines, maintenance charges and charges for other customer services. Revenue from local services also includes installation fees which are recognized when the installation is complete. Charges to customers for domestic, long-distance and international calls are based on time, distance and use of services. Billings are monthly; unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided.

m. Interest income (expense)

     Interest income (expense) represents interest earned (incurred) during the period and monetary and exchange variation resulting from financial investments and loans and financing.

n. Research and development

     Research and development costs are charged to expense as incurred. Total research and development costs were R$27,745, R$23,610 and R$32,980 for 1996, 1997 and 1998, respectively.

o. Pension and post-retirement benefits

     The Company sponsors a separate entity that provides pensions and other post-retirement benefits for its employees through a multi-employer plan. Current contributions and costs are determined actuarially and are recorded on the accrual basis.

p. Employee's profit share

     The Company has made a provision for granting employees the right to a share of its profits. The amount recorded is the employee's profit share attributable to the continuing fixed-line telecommunications business.

q. Earnings per thousand shares

     Earnings per thousand shares were calculated based on the number of shares outstanding at the balance sheet date.

r. Segment information

     The business operates solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the state of Sao Paulo.

s. Use of estimates

     The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

t. Minority interests

     Minority interests reflected in the consolidated balance sheets at December 31 1998 and in the consolidated statements of income for the years ended December 31, 1998 relate to the interests of shareholders other than Telesp Participacoes in Telesp and CTBC, while minority interests reflected in the balance sheet date at December 31, 1997 and in the consolidated statements of revenues and expenses for the years ended December 31, 1996 and 1997 relate to the interest of shareholders other than Telebras in Telesp and CTBC.

4. Operating revenue from fixed telecommunications services

                                                                            1996           1997           1998
                                                                        -------------- -------------- --------------
     Local services:
          Monthly charges...........................................        660,037        985,928       1,132,065
          Measured service charges..................................      1,063,737      1,355,632       1,544,193
          Public telephones.........................................        133,270        174,216         157,684
          Other.....................................................        105,243        121,500         145,583
                                                                        ============== ============== ==============
          Total.....................................................      1,962,287      2,637,276       2,979,525
                                                                        ============== ============== ==============
     Non-local services
          Intra and interregional...................................      2,046,021      1,697,626       1,349,374
          International.............................................        260,943        192,335          96,523
                                                                        ============== ============== ==============
          Total.....................................................      2,306,964      1,889,961       1,445,897
                                                                        ============== ============== ==============
     Data transmission..............................................        225,823        170,344         209,341
     Network services...............................................        429,700        668,839       1,232,762
     Other..........................................................         52,059         69,840          67,694
                                                                        -------------- -------------- --------------
     Gross operating revenues.......................................      4,976,833      5,436,260       5,935,219
     Value added and other indirect taxes...........................     (1,212,111)    (1,298,722)    (1,384,391)
     Discounts......................................................        (54,517)       (50,870)       (54,685)
                                                                        ============== ============== ==============
     Net operating revenue..........................................      3,710,205      4,086,668       4,496,143
                                                                        ============== ============== ==============

     There are no customers who contribute more than 5% of gross operating revenues.

5. Cost of services

                                                                            1996           1997           1998
                                                                        -------------- -------------- --------------
     Depreciation and amortization...................................      1,223,573      1,274,710      1,452,257
     Personnel.......................................................        504,810        488,611        457,691
     Materials.......................................................         81,887         67,540         47,297
     Services........................................................        366,802        528,482        750,716
     Other...........................................................         24,928         27,994         41,617
                                                                        ============== ============== ==============
                                                                           2,202,000      2,387,337      2,749,578
                                                                        ============== ============== ==============

6. Selling expense

     Included in selling expense are provisions for doubtful customer accounts receivable of R$9,006, R$8,957 and R$ 24,461 in 1996, 1997 and 1998,
respectively.

7. Other net operating income (expense)

                                                                            1996           1997           1998
                                                                        -------------- -------------- --------------
     Taxes other than income taxes...................................     (1,353)        (3,788)        (9,756)
     Technical and administrative services...........................     103,990        189,478        45,743
     Provision for contingencies (Note 24)...........................     (48,972)       (58,819)       (21,104)
     Fines and expenses recovered....................................     111,461        49,353         45,011
     Other...........................................................     63,734         45,881         36,616
                                                                        -------------- -------------- --------------
                                                                          228,860        222,105        96,510
                                                                        ============== ============== ==============

     The decrease in "Technical and administrative services" in 1998 was due to the lower level of fees charged to Telesp Celular for administrative services, as it developed independent systems following the spin-off.

     Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$106,633, R$43,381 and R$ 28,785 in 1996, 1997 and 1998, respectively.

8.       Interest income, net

                                                                            1996           1997            1998
                                                                        -------------- --------------  -------------
     Financial income:
         Interest income...........................................               -              -        363,995
         Monetary/exchange variation...............................               -              -         24,548
     Financial expenses:
         Interest expense..........................................               -              -      (117,024)
         Monetary/exchange variation...............................               -              -       (94,664)
                                                                                                       -------------
                                                                        ============== ==============
                                                                                  -              -        176,855
                                                                        ============== ==============  =============

9. Net nonoperating income (expense)

                                                                            1996           1997           1998
                                                                        -------------- -------------- --------------
     Gain on permanent assets disposals..............................         82,628          9,958         24,332
     Loss from changes in equity holding of subsidiaries.............              -              -       (38,942)
     Other income....................................................         12,088          5,275         21,505
                                                                        ============== ============== ==============
                                                                              94,716         15,233          6,895
                                                                        ============== ============== ==============

10. Income taxes

     As explained in Note 2, as a result of non specific cash and certain non specific debt not being allocated to the cellular telecommunications business, the associated interest income and expense was not allocated. As a result, income tax expense and current tax liabilities have not been allocated to the discontinued cellular operations in the accompanying financial statements for 1996 and 1997.

     Brazilian income taxes comprise federal income tax and the social contribution tax. In 1996, 1997 and 1998 the income tax rates were 25%, and social contribution tax were 7.41% in 1996 and 8.00% in 1997 and 1998. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base, nor was it deductible for income tax purposes. The changes produced a combined statutory rate of 30.56% in 1996 and 33.00% in 1997 and 1998.

     Deferred taxes are provided on temporary differences which include the effects of indexation adjustments that will not give rise to deductions when subsequently depreciated, amortized or disposed of.

     In prior years the indexation adjustments to permanent assets and shareholders' equity in accordance with the tax law gave rise to a tax deductible expense, if the indexation of equity exceeded the indexation of permanent assets, and to taxable income, called "inflationary profit", if the indexation of permanent assets exceeded that of equity. In the latter case, payment of the related tax liability could be deferred until it had been deemed to have been realized either through depreciation or disposal of the permanent assets in existence at the time the liability was recorded subject to a minimum realization rate of 10% per annum (5% per annum prior to 1995).

     In 1996 and 1997, management elected to prepay income taxes on inflationary profit that it had previously deferred. Brazilian companies making such a prepayment in relation to 1997 were entitled to utilize an income tax rate of 10% instead of the then current rate of 25%. Similar reductions applied to the prepayments in 1995 and 1996. The result was a gain of R$ 56,932 and R$6,998 for 1996 and 1997, respectively, from the reduction in deferred tax liabilities.

     The following is an analysis of the income tax expense (benefit):

                                                                            1996            1997            1998
                                                                        -------------- --------------- ---------------
     Social contribution charge......................................       108,087         136,553           64,628
     Income tax......................................................       270,304         399,117          190,792
     Deferred taxes..................................................              -               -        (63,644)
     Effect of rate changes on deferred tax..........................         9,132                -               -
     Early payment incentives........................................       (56,932)         (6,998)               -
                                                                        ============== =============== ===============
     Total tax expense...............................................       330,591         528,672          191,776
                                                                        ============== =============== ===============

     Supplementary information regarding taxes posted directly to shareholders' equity:

                                                                             1996           1997            1998
                                                                        --------------- -------------- ---------------
     Deferred taxes..................................................       (307,024)      (271,469)               -
     Effect of rate changes on deferred tax..........................         (7,872)              -               -
                                                                        =============== ============== ===============
                                                                            (314,896)      (271,469)               -
                                                                        =============== ============== ===============

     The following is a reconciliation of the amount calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

                                                                             1996           1997            1998
                                                                        =============== ==============  ==============
     Income before taxes as reported in the accompanying

        financial statements.........................................       1,306,307      1,689,092       1,059,169
                                                                        =============== ==============  ==============
     Tax charge at the combined statutory rate.......................         399,207        557,400         349,526
     Permanent additions:
          Non-deductible expenses....................................               -          4,698           5,342
          Loss from changes in shareholdings in subsidiaries.........             413            238          12,851
     Permanent exclusions:
          Tax exempt income..........................................               -          (372)           (352)
          Capitalized interest.......................................         (7,007)        (7,734)         (8,044)
          Interest on shareholders' equity...........................               -              -       (152,804)
          Other......................................................               -              -         (6,526)
     Other items:
          Effect of rate changes on deferred tax.....................           9,132              -               -
          Early payment incentives...................................        (56,932)        (6,998)               -
          Other incentives...........................................        (14,427)       (20,912)         (8,217)
          Other, net.................................................             205          2,352               -
                                                                        --------------- --------------  --------------
     Income and social contribution taxes as reported in the
        accompanying financial statements............................         330,591        528,672         191,776
                                                                        =============== ==============  ==============
     Effective rate..................................................           25.3%          31.3%           18.1%
                                                                        =============== ==============  ==============

In 1998, the Company characterized part of its dividends proposed for payment at the end of 1999 as interest on shareholders' funds. As a result, under Brazilian tax law, it was entitled to treat this part of the dividend as a deduction for income tax purposes.

     The composition of deferred tax assets and liabilities, based on temporary differences is as follows:

                                                                                           1997            1998
                                                                                      --------------- ----------------
     Deferred tax assets:
          Provisions for contingencies............................................           24,338           38,196
          Provision for pensions..................................................            8,454                -
                                                                                      --------------- ----------------
          Total (see Note 14).....................................................           32,792           38,196
                                                                                      =============== ================

     Deferred tax liabilities:
          Additional indexation expense from pre-1990.............................           90,329           75,828
          Deferred tax on full indexation.........................................          513,388          469,507
          Others..................................................................                -              142
                                                                                      --------------- ----------------
          Total...................................................................          603,717          545,477
                                                                                      =============== ================

     The deferred tax on full indexation relate to the difference between the tax basis of permanent assets, which was not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 1997.

     The composition of tax liabilities is as follows:

                                                                                           1997            1998
                                                                                      --------------- ----------------
     Social contribution tax payable..............................................        26,415            82,114
     Federal income tax payable...................................................        69,670            24,703
     Deferred tax liabilities.....................................................       603,717           545,477
                                                                                      =============== ================
     Total........................................................................       699,802           652,294
                                                                                      =============== ================
     Current......................................................................       133,956           158,457
     Noncurrent...................................................................       565,846           493,837
                                                                                      =============== ================

11. Cash flow information

                                                                            1996           1997            1998
                                                                        -------------- -------------- ----------------
     Income and social contribution tax paid.........................      523,719         545,336         633,694
     Interest paid...................................................       62,295           8,168          63,115
     Cash paid against provisions for contingencies..................      111,760          50,129           1,111
     Non cash transactions:
          Tax incentive investment credits...........................       16,530          53,016           6,948
          Donations and subsidies for investments....................       10,886          66,769          68,604
          Expansion plan contribution converted into share capital
             and share premium.......................................      412,278       1,028,654               -

12. Cash and cash equivalents

                                                                                           1997             1998
                                                                                      ---------------  ---------------
     Cash..........................................................................           288                -
     Bank accounts.................................................................        56,309            3,345
     Short term investments........................................................       801,748          892,757
                                                                                      ===============  ===============
                                                                                          858,345          896,102
                                                                                      ===============  ===============

     All of cash and cash equivalents are denominated in Brazilian Reais.

13. Trade accounts receivable, net

                                                                                           1997            1998
                                                                                       --------------  --------------
     Accrued amounts................................................................       230,662          315,041
     Billed amounts.................................................................        272,855         505,879
     Allowance for doubtful accounts................................................       (16,121)        (30,575)
                                                                                       ==============  ==============
                                                                                           487,396          790,345
                                                                                       ==============  ==============

     The changes in the allowance for doubtful accounts were as follows:

                                                                            1996           1997            1998
                                                                        -------------- -------------- ---------------
     Beginning balance...............................................          1,263          8,066          16,121
     Provision charged to selling expense............................          9,006          8,957          24,461
     Write-offs......................................................        (2,203)          (902)        (10,007)
                                                                        ============== ============== ===============
     Ending balance..................................................          8,066         16,121          30,575
                                                                        ============== ============== ===============

14. Deferred and recoverable taxes

                                                                                           1997            1998
                                                                                       --------------  --------------
     Tax deducted at source.........................................................            602          34,720
     Social contribution tax........................................................          1,377          89,636
     Recoverable income tax.........................................................          4,525         376,305
     Deferred tax assets............................................................         32,792          38,196
     Sales and other taxes..........................................................          3,081           4,178
                                                                                       ==============  ==============
                                                                                             42,377         543,035
                                                                                       ==============  ==============
     Current........................................................................         31,054         519,767
     Noncurrent.....................................................................         11,323          23,268
                                                                                       ==============  ==============

15. Other assets

                                                                                           1997            1998
                                                                                       --------------  --------------
     Onlending of financing from COMTEL (see note 23b)..............................        356,872         386,861
     Other debtors..................................................................         14,565          12,666
     Maintenance inventories........................................................         58,976          25,284
     Prepayments....................................................................          8,775           6,536
     Recoverable advances...........................................................         58,640          53,385
     Tax incentive investments......................................................         31,120          40,743
     Legal Deposits.................................................................         29,087          34,174
     Other..........................................................................         18,132          21,834
                                                                                       ==============  ==============
                                                                                            576,167         581,483
                                                                                       ==============  ==============
     Current........................................................................        189,819         153,123
     Noncurrent.....................................................................        386,348         428,360
                                                                                       ==============  ==============

16. Investments

                                                                                           1997            1998
                                                                                       --------------  --------------
     Tax incentive investments......................................................         90,120          76,867
     Equity  interest at cost:
        Alianca Atlantica...........................................................              -          23,023
        Portugal Telecom ...........................................................              -          65,884
        Other equity interest.......................................................              -             543
                                                                                       --------------  --------------
                                                                                                  -          89,450
     Other investments..............................................................          3,470          13,569
                                                                                       ==============  ==============
                                                                                             93,590         179,886
                                                                                       ==============  ==============

17. Property, plant and equipment, net

a. Composition:

                                                        1997                                        1998
                                     ---------------------------------------------------------------------------------------
                                          Cost         Accum.     Net Book Value     Cost          Accum.       Net Book
                                                        Depr.                                       Depr.         Value
                                     ---------------------------------------------------------- ----------------------------
Construction-in-progress............    1,383,731             -      1,383,731     2,172,256              -     2,172,256
Automatic switching equipment.......    7,646,253     4,498,213      3,148,040     8,279,638      4,884,448     3,395,190
Transmission and other equipment...     9,948,052     5,855,237      4,092,815    10,695,640      6,470,907     4,224,733
Buildings..........................     5,011,257     2,060,411      2,950,846     5,403,370      2,263,716     3,139,654
Other assets.......................     1,989,900       975,877      1,014,023     1,879,566        908,564       971,002
                                       ===========   ==========     ==========    ==========     ==========    ===========
Total..............................    25,979,193    13,389,738     12,589,455    28,430,470     14,527,635    13,902,835
                                       ==========    ==========     ==========    ==========     ==========    ==========

     Other equipment includes: Aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

     Other assets include: Underground cables, computer equipment, vehicles, land and other assets. Within "Other assets" the book value of land is R$170,457 at December 31, 1997 and R$ 199,615 at December 31, 1998.

b. Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:
                                                                     %
                                                               ---------------
     Automatic switching equipment.............................         7.69
     Transmission and other equipment..........................        10.00
     Buildings.................................................         4.00
     Other assets (excluding land).............................   5.00-20.00

c. Rentals

     The subsidiaries rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                           1996            1997             1998
                      =============== ================ ================
     Rent expense....    35,136           41,638           44,392
                      =============== ================ ================

     Rental commitments relate primarily to facilities where the future minimum rental payments under leases with remaining noncancelable terms in excess of one year are:

     Year ending December 31,
     1999..................................               3,334
     2000..................................                 818
     2001..................................                  39
                                             --------------------
     Total minimum payments................               4,191
                                             ====================

18. Payroll and related accruals

                                               1997             1998
                                          ---------------- ---------------
     Wages and salaries...................      31,314          21,572
     Accrued social security charges......      92,533          78,812
     Accrued benefits.....................      67,965          50,345
     Payroll withholdings.................       2,213          20,485
                                          ================ ===============
                                               194,025         171,214
                                          ================ ===============

19.      Accounts payable and accrued expenses

                                                1997                1998
                                           ----------------- ------------------
     Amounts payable to suppliers.........     196,718          519,050
     Other accrued expenses...............      68,067          380,568
                                           ================= ==================
                                               264,785          899,618
                                           ================= ==================

20.      Taxes other than income taxes

                                                           1997              1998
                                                     -----------------  ---------------
     Value-added taxes............................         208,817          175,918
     Other indirect taxes on operating revenues...          17,330           14,732
                                                     =================  ===============
                                                           226,147          190,650
                                                     =================  ===============

21. Dividends payable

                                                              1997             1998
                                                         ---------------  ---------------
     Payable by Telesp Participacoes to:
        Common shareholders............................            -           72,265
        Preferred shareholders.........................            -          122,040
     Payable by subsidiaries to:
        Telebras.......................................      181,186                -
        Minority shareholders..........................      137,386          199,280
                                                         ===============  ===============
                                                             318,572          393,585
                                                         ===============  ===============

     Dividends payable by Telesp Participacoes are net of 15% of withholding tax.

22. Other liabilities

                                                        1997              1998
                                                  ----------------- ------------------
     Prior year dividends not claimed...........        30,710             48,257
     Employees' profit share....................        43,176             43,843
     Other......................................       168,187            134,017
                                                  ================= ==================
                                                       242,073            226,117
                                                  ================= ==================
     Current....................................       216,582            201,910
     NonCurrent.................................        25,491             24,207
                                                  ================= ==================

23. Loans and financing

                                                          1997           1998
                                                      -------------- ---------------
      Eurobonds originally issued by Telebras......        125,678         364,400
      Financing....................................        346,826         514,303
      Other debt payable to Telebras...............            837               -
      Accrued interest.............................         27,655          60,296
                                                      ============== ===============
                                                           500,996         938,999
                                                      ============== ===============
      Current......................................         28,397         450,287
      Noncurrent...................................         472,599         488,712
                                                      ============== ===============

a. Eurobonds originally issued by Telebras

                            Principal                     Annual     Interest
                            repayment                    interest    payment
       Issue   Maturity      schedule       Currency       rate      schedule       1997            1998
       -----   --------      --------       --------       ----      --------  --------------  -------------
         1       1999    upon maturity          Lira            13%   annual       125,678        364,400
      Accrued interest......................................................        16,857         48,800
                                                                               ==============  =============
                                                                                   142,535        413,200
                                                                               ==============  =============

     In 1997 the principal amount of R$125,678 refers to the issuance of Eurobonds by Telebras, corresponding to 198,167,397 Italian lira that was on loan to Telesp S.A. In 1998 the amount corresponds to 500,000,000 Italian lira totally on loan to Telesp Participacoes in the breakup of Telebras.

b. Financing

                                              1997           1998
                                          -------------- --------------
      Equipment financing from Comtel ...       346,084        374,697
      Other financing....................           742        139,606
      Accrued interest..................         10,788         11,496
                                          ============== ==============
                                                357,614        525,799
                                          ============== ==============

     All financing is in foreign currency and is subject to fixed interest rates from 10% to 13% per annum and variable interest rates from 1.0% to 1.5% per annum above LIBOR. LIBOR as of December 31, 1998 was 5.0% per annum.

     The loan with Comtel Brasileira Ltda. ("Comtel"), a supplier of telecommunications equipment, is repayable in full on September 26, 2004. The loan is denominated in US dollars and bears interest at a rate of 10.75% per annum. The loan is guaranteed by Telebras. The proceeds of the loan with Comtel were on loan to Telesp Celular S.A., in connection with the spin-off of the cellular business on January 1, 1998.

c. Repayment schedule

         Noncurrent debt is scheduled to be repaid as follows:

                                                       1998
                                                 -----------------
       2000...................................         29,110
       2001...................................         26,589
       2002...................................         18,606
       2003...................................          3,698
       2004...................................        378,395
       2005and thereafter.....................         32,314
                                                 =================
                                                      488,712
                                                 =================

d. Currency analysis

         Total debt is denominated in the following currencies:

                                                                   Exchange rate
                                                                at December 31, 1998          1997           1998
                                                             --------------------------- --------------- -------------
                                                                 (Units of one
                                                                Brazilian real)
        US dollars.....................................                 1.2087                358,461       525,799
        Italian lira...................................              0.0007288                142,535       413,200
                                                                                         =============== =============
                                                                                              500,996       938,999
                                                                                         =============== =============

     The Company's foreign currency liabilities as at December 31, 1998 were not hedged.

e. Credit agreement defaults

     The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Company constituted an event of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The amount of R$853,559 of the Company's outstanding debt as of December 31, 1998 was in default as a result of the privatization, of which R$413,200 was liquidated in February 1999 at its maturity date. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness.

     The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to renegotiate its credit agreements. The Company believes that the creditors will renegotiate the terms of these credit agreements and/or provide appropriate waivers regarding such defaults.

24. Provisions for contingencies

     The Company is a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. The Company has provided for the amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's financial condition.

     The components of the charge included in the consolidated statements of income for contingent liabilities are as follows:

                                                                       1996           1997           1998
                                                                  --------------- -------------- --------------
           Additional provisions..................................    32,101         44,761          21,104
           Payments in excess of provisions.......................    16,871         14,058               -
                                                                  =============== ============== ==============
                                                                      48,972         58,819          21,104
                                                                  =============== ============== ==============

     Provisions for contingent liabilities were as follows:

                                                 1997            1998
                                            --------------- ---------------
          Civil claims......................       593           22,878
          Labor claims......................    63,740           64,441
          Disputed taxes....................    21,530           28,424
                                            --------------- ----------------
                                                85,863          115,743
                                            =============== ===============
          Current...........................    51,623           45,235
          Noncurrent........................    34,240           70,508
                                            =============== ===============

   Civil claims

     Anatel Resolution 33, published in the Federal Official Journal on July 13, 1998, approved the Regulation "Remuneration for Use of the Networks of the Switched Fixed Telecommunication Services - STFC Providers" which establishes tariff criteria for the remuneration of Switched Fixed Service Telecommunication Networks, to be generally adopted when interconnected with the Networks of Other Public Interest Telecommunication Service Providers. This Resolution revoked Ordinance 392 of August 8, 1997, which established percentage splits for revenues from mutual traffic and divided domestic and international long-distance call services between the operators, and it was applied retroactively to April 1, 1998. Thus, the provision for civil claims on December 31, 1998 comprised management's estimate of the probable loss in connection with such Resolution.

   Labor claims

     The provision for labor claims comprises management's estimate of the most probable loss in relation to various suits filed by current and former employees. The aggregate amount involved in such lawsuits is approximately R$174 million.

Disputed taxes

   i. Workers Accident Insurance Tax

     The Company is a party to several lawsuits filed by the National Institute of Social Security in 1997 before the Justica Federal of Sao Paulo relating to the collection of the Seguro de Acidente de Trabalho (Workers Accident Insurance Tax or "SAT") for the period between January 1986 and June 1996. The aggregate amount involved in such lawsuits is approximately R$100 million. The Company has allowed judicial liens to be placed on five of its properties, valued at approximately R$61.6 million in the aggregate, pursuant to Brazilian legal procedures pending the outcome of such lawsuits. In the event the Company prevails in such lawsuits, such liens will be removed from the properties. As management believes that the Company will prevail, no provision has been recorded.

   ii. Other taxes

     The determination of the manner in which the various federal, state and municipal Brazilian taxes apply to the operations of the Company is subject to varying interpretations arising from the unique nature of the Company's operations. Management believes that its interpretation of the Company's tax obligations is substantially in compliance with legislation. Accordingly, any changes in the tax treatment afforded to the Company's operations will be the result of new legislation or interpretive rulings of the tax authorities that will, in the opinion of management, not have any retroactive impact. The amount of disputed taxes provided as of December 31, 1998, relates primarily to two cases with the tax authorities regarding ICMS (a value added tax) and ISS (a service tax paid to Municipal District). Management believes the likelihood of an unfavorable outcome is probable in certain lawsuits and accordingly have made a provision of R$28,424 at December 31, 1998. The aggregate amount involved in such lawsuits is approximately R$42 million.

   iii. ICMS on activation fees and other services

     On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services, but also other services, including cellular activation fees, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

     The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

     There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively for five years to activation fees earned by the discontinued cellular operations, it would give rise to a maximum liability estimated at R$187 million.

   iv.   Compensation of overpaid FINSOCIAL against COFINS

     A predecessor to the COFINS tax on gross operating revenues, called FINSOCIAL, was originally introduced at a rate of 0.5% which was subsequently increased in stages to a rate of 2.0%. The timing of these increases was successfully challenged in court by a number of Brazilian companies, giving rise to tax credits on account of past overpayments which could be compensated against current payments of the similar tax, COFINS. The Company recorded a credit for the overpaid FINSOCIAL tax in 1995 following both a High Court ruling decreeing the unconstitutionality of the rate increases and subsequent legislation allowing the taxpayer to offset the overpaid tax against other taxes due to the same taxing authority. The Company realized the benefit by offsetting its overpaid FINSOCIAL against current liabilities to COFINS and recognized a gain of R$ 52,382 thousand in 1995.

     The Company has not been questioned by the tax authorities in relation to this offset. However in 1997 the High Court effectively reversed its earlier decision and decided that the FINSOCIAL tax rate increases were applicable to service companies. Nevertheless the Company has maintained the credit taken in 1995 on the grounds that telecommunications services in Brazil are exempt from COFINS in accordance with the third amendment to the Brazilian Constitution of March 17, 1993 (Art. 155, ss. 3(0)) and also because they are considered to be a basic industry for all legal purposes in accordance with Decree 640 of March 2, 1962, which continues to be valid. If the Company were to be successfully challenged by the tax authorities and the FINSOCIAL tax offset were found to be without legal support, it would be liable for the unpaid COFINS tax which, together with interest and penalties for late payment, would comprise a liability amounting to approximately R$ 84 million as of December 31, 1998, for which no provision has been established in the attached financial statements.

   Other

     A class action suit was filed against the Company in 1995 seeking an injunction against the Company's "servicos 900" (code 900 services). While the Company believes that it will prevail on the merits in this civil action, the Company faces an estimated loss in revenues of approximately R$23 million annually if an injunction is granted.

     Telebras, the legal predecessor of the Company, is a defendant in a number of legal proceedings and subject to other claims and contingencies. Under the terms of the breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (for which Telebras and the New Holding Companies are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote and, accordingly, no provision has been recorded.

   Litigation

     Management believes it has meritorious defenses to all lawsuits and legal proceedings in which the Company is a defendant. Based on its evaluation of such matters, and after consideration of reserves established, management believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or results of operations.

25. Provision for pensions

     The Companies participate in a multi-employer defined benefit pension plan and other post retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

     Approximately 93% of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$70,014, R$74,372 and R$68,330 during 1996, 1997 and 1998, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. As a member of multi-employer plans, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans. The Company and the other sponsors of Sistel (primarily the former Telebras companies) are considering a break-up of Sistel that would generate a separate plan for each of the sponsors. The sponsors would expect, however, to jointly maintain a plan offering the current benefits under SISTEL for those employees who have already retired and the funding for such plan would be provided by all the sponsors in accordance with the method of allocation used in the break-up of Sistel. The plans for the new funds would be modified to the needs of the new sponsors. Because the sponsors are only in the preliminary stages of discussing the proposed break-up of Sistel, the amounts of the independent reserve liabilities with respect to each sponsors' respective participation are not yet measurable and, therefore, the final configuration of each sponsor's plan and the consequences for the Company or its employees cannot be assessed.

     The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

     Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                                                               1997          1998
                                                                                            ------------- -------------
     Accumulated pension and other post retirement benefit obligations...................     3,775,898     3,615,176
     Other obligations...................................................................       255,751       312,831
                                                                                            ============= =============
          Total obligations..............................................................     4,031,649     3,928,007
                                                                                            ============= =============
     Combined plan assets:
          Interest bearing deposits......................................................     1,714,153     2,463,747
          Stocks and shares..............................................................     2,360,786     1,676,103
          Investment properties..........................................................       363,305       394,553
          Loans to beneficiaries.........................................................       123,428       115,854
          Other investments..............................................................        52,195        47,525
                                                                                            ------------- -------------
          Total plan assets..............................................................     4,613,867     4,697,782
                                                                                            ============= =============
     Excess of total plan assets over total obligations..................................       582,218       769,775
                                                                                            ============= =============

     The financial statements of Sistel also contains reserve for the taxes on investment income which are contingently payable, totaling R$487,269 and R$636,652 at December 31, 1997 and 1998, respectively.

26.       Shareholders' equity

a.       Share capital

     The Company's authorized capital at December 31, 1998 was 700 billion shares. Capital subscribed and paid-up at the balance sheet date in the amount of R$ 3,238,421 was represented by the following shares, without par value:

                                                                    Common in      Preferred in         Total
                                                                   circulation      circulation      outstanding
                                                                 ---------------- ---------------- -----------------
     As at December 31, 1998 (in thousands)....................    124,369,031      210,029,997       334,399,028
     In Brazilian Reais - 12.31.98.............................      1,204,427        2,033,994         3,238,421

     The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

     The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation of Telesp Participacoes S.A.

     Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b. Income reserves

Legal reserve

     Brazilian corporations are required to appropriate 5% of its annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can be used only to increase share capital or offset accumulated losses.

Unrealized income reserve

     This reserve represents unrealized income derived principally from indexation gains through 1995 and adjustments to the carrying values of subsidiaries that were allocated to the Company upon the split up of Telebras. The reserve is realized as the permanent assets that gave rise to the indexation gains are depreciated or disposed of, and as dividends are received from the subsidiaries. Amounts realized are transferred to retained earnings and included in the computation of dividends.

c. Dividends

     Pursuant to its by-laws, Telesp Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of preferred shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

     For the purposes of the Brazilian Corporation Law, and in accordance with Telesp Participacoes S.A.'s by-laws, the "Adjusted Net Income" is an amount equal to Telesp Participacoes S.A.'s net income adjusted to reflect allocations to or from (i) legal reserve, (ii) the statutory reserve, (iii) a contingency reserve for anticipated losses, if any, and (iv) an unrealized income reserve, if any.

     The proposed dividend was calculated as follows:

                                                                                                   1998
                                                                                              ------------------
Consolidated net income....................................................................         547,299
Add:
     Consolidation adjustments.............................................................         244,030
     Adjustments required to arrive at distributable income on a corporate law basis.......         130,348
                                                                                              ==================
     Net income on a corporate law basis available at Holding Company level................         921,677
                                                                                              ==================
Add:
     Realization of unrealized income reserve..............................................         777,221
      Income of Jan.-Feb./98 - Spin-off from Telebras .....................................          18,325
Deduct:
     Appropriation to legal reserve........................................................        (47,000)
     Appropriation to unrealized income reserve............................................       (893,002)
                                                                                              ------------------
Adjusted net income........................................................................         777,221
                                                                                              ==================
Proposed dividend:
     Common shares.........................................................................          72,265
     Preferred shares......................................................................         122,040
                                                                                              ==================
        Total..............................................................................         194,305
                                                                                              ==================
Dividend per thousand shares (Brazilian Reais):
     Common shares.........................................................................           0.581
     Preferred shares......................................................................           0.581

     In 1998 Telesp Participacoes S.A. declared interest on shareholders' equity, which is subject to a 15% withholding tax. The amount of dividends declared by means of interest on shareholders' equity, include applicable withholding tax. On March 17, 1999, the shareholders approved the creation of a special reserve for payment of dividends by means of interest on shareholders' equity in the amount of R$ 223,527 ( R$ 0.668 per thousand shares), including withholding tax, through an additional realization of the unrealized income reserve. Thus, total dividends were R$417,832 (R$1.249 per thousand of shares), as follows:

     o R$ 194,305 (R$ 0.581 per thousand shares) to be paid on December 20, 1999; and

     o R$ 223,527 (R$ 0.668 per thousand shares), to be paid on a date to be decided at Shareholders' Meeting to the shareholders as of December 31, 1998.

     Dividends are calculated on the holding company's adjusted net income for the year, which is determined using the equity accounting method for subsidiaries. Consequently, the items shown as "Consolidation adjustments" in the consolidated statements of changes in shareholders' equity, which are required to reconcile consolidated net income to the holding company's net income, become part of the basis for calculating dividends. Additionally, from 1996 on, due to the cessation of the price level restatement adjustments in the corporate law basis financial statements, the effect of those adjustments on consolidated net income in the accompanying financial statements must be eliminated to arrive at distributable income on a corporate law basis.

27. Expansion plan contributions

     Expansion plan contributions were the means by which Telesp financed the growth of its telecommunications network. The contributions were made by companies or individuals to be connected to the national telephone network. Such contributions were paid directly to Telesp and interest received, when payments were made in installments, was transferred to Telebras. The capital value received from the prospective telephone subscribers was treated as follows:

     o 80% was capitalized by Telesp in the name of Telebras, with the value per share issued to Telebras being equal to the book value per share of Telesp at the end of the year preceding the capitalization.

     o    20% was remitted by Telesp to Telebras in the month following receipt.

     o Until December 31, 1995 the total capital value received was indexed from the month of receipt to the date of the next audited balance sheet and then capitalized in the name of the prospective subscriber by Telebras or by Telesp, at a value per share equal to the equity value per share shown in the audited balance sheet. From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telebras or Telesp were allowed the option of using a market value per share, when that was higher than the equity value. Also, as from June, 1995, the capitalization of expansion plan contributions was effected by Telesp issuing its own shares to expansion plan subscribers.

     Expansion plan contributions of R$698,896, R$818,992 and R$ 209,132 in 1996, 1997 and 1998, respectively, were received. Expansion plan contributions approved by the general meeting of shareholders of its subsidiaries for capitalization and transfer to shareholders' equity amounted to R$412,278, R$1,028,654 and R$699,614 in 1996, 1997 and 1998, respectively. The Company's expansion plan contribution program has been terminated with no new contracts being signed after June 30, 1997. In December 31, 1998, there were no remaining balances of expansion plans contributions to be capitalized.

     In addition to the expansion plans which it promoted directly, Telesp also sponsored agreements between companies or individuals in a particular community and independent contractors who undertook the development of the telecommunications infrastructure required to connect them to the national telephone network (Community Expansion Plan). The companies or individuals paid the contractor. On completion of the project Telesp incorporated the completed equipment into its fixed assets at the appraised value and credited expansion plan contributions which are then treated in the same manner as the capital values received from prospective telephone subscribers, as described above and the balance as of December 31, 1998 is R$84,864.

28. Transactions with related parties

     As a result of the privatization of the Telebras System in August 1998, the composition of companies considered as related parties has changed.

     When the companies were part of the Telebras system, the principal transactions classified as related-party transactions referred to revenues and costs with Empresa Brasileira de Telecomunicacoes S.A. ("Embratel") a subsidiary of Telebras, in respect of long-distance. After privatization, a significant portion of such transactions is no longer characterized as being with related parties.

     In 1998 the related party transactions took place with Companies that belong to the new Controlling group, which are Tele Leste Celular Participacoes S.A., Telebahia Celular S.A., Telergipe Celular S.A., Tele Sudeste Celular Participacoes S.A., Telerj Celular S.A., Telest Celular S.A., CRT and CRT Celular, as well as Telesp Celular S.A. Thus in 1997 and 1998 the amounts stated refer to the transactions with Telebras system and the new Controlling group, respectively. The transactions with the companies whose amounts had been eliminated in the consolidation were not included.

     Additionally, management fees are paid to Telefonica Internacional S. A. by the subsidiaries, and correspond to 1% of net revenues. The amount of R$19,760 was allocated to General and Administrative expenses that were included in the Operating Expense for the year ended December 31, 1998.

     A summary of the balances and transactions with these related parties, made under usual market conditions for these types of operations, is as follows:

                                                                    1997            1998
                                                               --------------- --------------
     Current assets:
          Trade accounts receivable..........................          4,540         69,483
          Other assets.......................................         14,633              -
     Non current assets:
          Other assets.......................................        356,872        387,572
     Current liabilities:
          Loans and financing................................         28,397              -
          Dividends/Interest on capital......................        181,186         44,027
          Other liabilities..................................         73,472         83,671
     Non current liabilities:
          Loans and financing................................        114,985              -
          Other liabilities..................................             23              -

                                                     1996           1997            1998
                                                -------------- --------------- --------------
     Net operating revenues...................       197,608         351,740          1,332
     Cost of services.........................       128,557         240,872         13,371
     Operating expenses.......................           683           2,931         19,760
     Net interest expense.....................        77,093          28,785       (12,392)


29.      Commitments

a.       Capital expenditure

     At December 31, 1998 the Company had the following capital expenditure commitments:

     Expected year of expenditure
     1999...........................................      1,407,154
     2000...........................................          5,509

b.       Commitments to Anatel (unaudited)

     The following tables set forth the network expansion and modernization commitments, as stated in the Commitment List for the period 1999-2005, and the status of the subsidiaries in relation to each of the commitments as of December 31,1998:

                                                                               Telesp
                                    -----------------------------------------------------------------------------------
                                                                               Commitment
                                    -----------------------------------------------------------------------------------
            Indicator               Status as of       1999          2000         2001          2003          2005
                                      12.31.98
                                    -------------- ------------- ------------- ------------  ------------  ------------
Universe
Number of telephones (TUP) in             163,800       193,680       216,040      241,010   7.5 / 1000    8.0 / 1000
    service                                                                                    inhab.        inhab.
Installed lines (x1000)                     6,180         7,003         8,320        9,727             -             -

Quality
Max.  requests for repair per               4.01%          3.0%             -         2.5%          2.0%          1.5%
    100 STFC access
Max.  requests for repair per              20.02%        15.00%             -       12.00%        10.00%         8.00%
    100 STFC access from TUP
Max. complaints for error per                9.00          4.00             -         3.00          2.00             -
    1000 bills issued
Local network digitalization level         72.60%        75.00%             -       85.00%        95.00%       100.00%
Dial tone in 3 seconds                     99.57%        98.00%             -       99.00%        99.50%             -

                                                                          CTBC
                                    -----------------------------------------------------------------------------------
                                                                               Commitment
                                    -----------------------------------------------------------------------------------
            Indicator               Status as of       1999          2000         2001          2003          2005
                                      12.31.98
                                    -------------- ------------- ------------- ------------  ------------  ------------
Universe
    Number of telephones (TUP) in          15,800        19,530        21,500       23,530   7.5 / 1000    8.0 / 1000
    service                                                                                    inhab.        inhab.
    Installed lines (x1000)                   697           833           905          950             -             -
1
Quality
    Max. requests for repair                3.89%          3.0%             -         2.5%          2.0%          1.5%
    per  100 STFC access
    Max. requests for repair                 9.5%        15.00%             -       12.00%        10.00%         8.00%
    per  100 STFC access from TUP
    Max. complaints for error                6.90          4.00             -         3.00          2.00             -
    per 1000 bills issued
    Local network digitalization           74.19%        75.00%             -       85.00%        95.00%        99.00%
    level
    Dial tone in 3 seconds                  99.9%        98.00%             -       99.00%        99.50%             -

30. Insurance

     At December 31, 1998, in the opinion of management, all significant and high risk assets and obligations were insured.

31. Fair values of financial assets and liabilities

     Estimated fair values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

     The fair value information as of December 31, 1997 and 1998 presented below is based on pertinent information available to management as of those dates.

     Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                                               1997           1997          1998           1998
                                                               Book           Fair          Book           Fair
                                                               value         value         value           value
                                                           -------------- ------------- -------------  --------------
     Assets:
        Loans and financing:
                 Onlending of financing from Comtel........     356,862       372,630       386,861         301,278
     Liabilities:
          Loans and financing:
               Loans payable to Telebras...................     143,382       151,803             -               -
               Other financing.............................     357,614       373,372       938,999         817,936

   Cash, cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities

     The carrying value of cash and cash equivalents, trade accounts receivable and other assets, accounts payable and accrued liabilities are a reasonable estimate of their fair values. Account balances approximate market value because of the short-term maturities of these instruments.

   Loans and financing

     Interest rates that are currently available to the Company for issuance of debt with similar terms and maturities were used to estimate fair value.

   Derivatives

     The company does not have operations with derivatives to protect its liabilities related to loans and financing in foreign currency.

32. Subsequent event - changes in exchange policies by the Central Bank of Brazil and devaluation of Brazilian Real

     At the end of the first half of January, the Brazilian Central Bank changed its exchange policy, discontinuing the so-called exchange band through which it controlled the real fluctuation margin in relation to the U.S. dollar; thereafter, the exchange rate was freely negotiated in the market. As a consequence of such change, the real devalued from R$1.2087 per US dollar to R$1.7240 as of May 31, 1999.

33. Summary of the differences between Brazilian and US GAAP

     The Company's accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

a.   Different criteria for capitalizing and depreciating capitalized interest

     Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs with the balance relating to own capital being credited to capital reserves.

     Under US GAAP, in accordance with the provisions of SFAS 34, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The US GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and US GAAP which is included in the net book value of disposed property, plant and equipment.

     The effects of these different criteria for capitalizing and depreciating capitalized interest are presented below:

                                                                                         1996        1997        1998
                                                                                      ----------- ----------- ------------
Capitalized interest difference US GAAP capitalized interest:
          Interest which would have been capitalized and credited to income under US GAAP (Being interest incurred on loans from the Company's parent and from third parties, except in years where total loans exceeded total construction in progress, when capitalized
             interest is reduced  proportionately).................................      117,428     88,600       25,793

          Capitalized interest on disposals........................................        2,854     15,275      (36,592)
                                                                                      ----------- ----------- ------------
                                                                                         120,282    103,875     (10,799)
                                                                                      ----------- ----------- ------------
     Less Brazilian GAAP capitalized interest:
          Interest capitalized and credited to income under Brazilian GAAP (Up to the limit of interest incurred on loans obtained for financing
             capital investments)..................................................     (20,864)    (15,013)     (71,612)
          Interest capitalized and credited to reserves under Brazilian GAAP
             (Difference between total capitalized interest and interest
              capitalized and credited to income).................................      (172,469)   (148,308)    (109,370)
                                                                                      ----------- -----------  -----------

               Total capitalized interest under Brazilian GAAP (12% per annum,
                  applied monthly to the balance of construction-in-progress)......    (193,333)   (163,321)    (180,982)
            Capitalized interest on disposals......................................            -           -       43,053
                                                                                      ----------- ----------- ------------
                                                                                       (193,333)   (163,321)    (137,929)
                                                                                      ----------- ----------- ------------

          US GAAP Difference.......................................................     (73,051)    (59,446)    (148,728)
                                                                                      =========== =========== ============

Amortization of capitalized interest difference
          Amortization under Brazilian GAAP........................................      204,360    228,727       163,344
          Capitalized interest on disposals........................................            -           -     (37,218)
                                                                                      ----------- ----------- ------------
                                                                                         204,360     228,727      126,126

          Less: Amortization under US GAAP.........................................    (175,639)   (187,299)    (138,831)
                US GAAP difference in accumulated amortization on disposals........      (2,854)    (15,275)       31,632
                                                                                      ----------- ----------- ------------
                                                                                       (178,493)   (202,574)    (107,199)

                                                                                      =========== =========== ============
          US GAAP Difference.......................................................       25,867     26,153        18,927
                                                                                      =========== =========== ============

b.   Reversal of proposed dividends

     Under Brazilian GAAP proposed dividends are accrued for in the financial statements in anticipation of their approval at the shareholders' meeting. Under US GAAP, dividends are not accrued until they are formally declared.

     The interest on shareholders' equity is a legal liability from the date it is declared, therefore, these amounts must be included as dividends in the year they are proposed for US GAAP purposes.

c.   Pension and other post-retirement benefits

     The Company participates in a multi-employer plan ("Sistel") and provides for the costs of pensions and other post retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. For purposes of US GAAP, the Company is considered to contribute to a multiemployer plan and consequently is required to disclose its annual contributions and the funded status of the plan in accordance with US GAAP. Note 34 shows the funded status of Sistel. The provisions of SFAS No. 87, for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

d. Items posted directly to shareholders' equity accounts

     Under Brazilian GAAP various items are posted directly to shareholders' equity accounts, that, under US GAAP, would be posted to the income statement. Examples include capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. The posting of such items to shareholders' equity in the subsidiaries gives rise to consolidation adjustments in the statements of changes in shareholders' equity. Since the original postings to equity accounts would, under US GAAP, be made directly to the income statement, these consolidation adjustments must be included in the reconciliation of net income in accordance with US GAAP. The effects of changes in income tax rates posted directly to shareholders' equity accounts arises from applying increases or decreases in tax rates to the deferred tax liability relating to the special reserve arising from pre-1990 indexation adjustments to property, plant and equipment.

e.   Earnings per share

     Under Brazilian GAAP, net income per share is calculated on the number of shares outstanding at the balance sheet date. Since the capital structure of the Holding Company was not in place at December 31, 1997, earnings per share was not presented for Brazilian GAAP in 1997.

     In these consolidated financial statements, information is disclosed per lot of one thousand shares, because this is the minimum number of shares that can be traded on the Brazilian stock exchanges. Each American Depositary Share ("ADS") is equivalent to one thousand shares.

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share". This new statement became effective December 15, 1997, and provides computation, presentation and disclosure requirements for earnings per share.

     Since the preferred and common stockholders have different dividend, voting and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings.

     Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, as defined in the Company's by-laws) and the preferred shareholders' portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 26(c). Diluted earnings per share is computed by reducing net income for an increase to net earnings allocated to minority shareholders and dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period. The weighted-average (thousand) shares outstanding for diluted earnings per share is not greater than such shares used in the basic earnings per share calculation since the dilutive share issue is that of the Holding Company's subsidiary Telesp, as indicated below.

     The weighted-average number of common and preferred shares used in computing basic earnings per share for 1998 was 124,369,031 thousand and 206,028,812 thousand, respectively. The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunications equipment and services for the installation of fixed line services. These amounts are reflected as "funds for capitalization" in the accompanying consolidated balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 27 to the consolidated financial statements). These activities are dilutive in nature to the shareholders of the Company, whether the shares to be issued are those of the Holding Company's subsidiary, Telesp (which will impact the minority interest recognized) or of the Company itself. The expectation is that the shares would be issued in the subsidiary companies rather than in the Holding Company based on the manner in which such shares were issued in 1997 and 1998. The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved (see note 27). If subsidiary shares had been issued historically, the reduction to net income to increase net earnings allocated to minority shareholders for 1997 and 1998 would have been R$37,922 and R$4,840, respectively.

     The Company's preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the event of liquidation of the Company. In 1998, the amount of dividends paid to the preferred shareholders exceeded the minimum dividend, and was equal to the amount per share paid to the common shareholders.

f.   Disclosure requirements

     US-GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US-GAAP.

g.   Income taxes

     Telesp fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for providing for deferred taxes are substantially in accordance with SFAS 109, "Accounting for Income Taxes", except in connection with the deferred income tax effects of indexation adjustments in 1996 and 1997 (see Note 2(c)(iii)). Under US GAAP the deferred tax effects of the 1996 and 1997 indexation for financial reporting purposes would be charged to income and social contribution taxes in the statement of income. Consequently, this is the only material difference in the implementation of SFAS 109 other than in relation to the US GAAP adjustments described in this note to the financial statements. Additionally, for US GAAP purposes, deferred tax assets and liabilities are classified as current or non current based on the classification of the asset or liability attributing to the temporary difference.

h.   Interest income (expense)

     Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest income (expense) would be shown after operating income.

i.   Employees' profit share

     Brazilian GAAP requires employees' profit share to be shown after operating income. Under US GAAP employee profit sharing is included as an expense in arriving at operating income.

j.   Permanent assets

     Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies.
Under US GAAP the assets in this classification would be noncurrent assets.

     Gains on the disposal of permanent assets were R$82,628, R$9,958 and R$24,332 in 1996, 1997 and 1998, respectively. For Brazilian GAAP, the gain on disposal of permanent assets includes the difference between the net book value of the assets retired from service and the values of the refurbished assets returned to service at replacement cost values. Such gains are classified as non-operating income for Brazilian GAAP. Under US GAAP, since assets requiring refurbishment are not disposed of, the refurbishment activities would not give rise to gain on disposal. Under US GAAP refurbishment costs meeting the criteria of capitalization would be added to the cost of the related asset and amortized over its remaining useful life. The net book value of the refurbished equipment under Brazilian GAAP does not exceed that under US GAAP, accordingly, no US GAAP adjustment is reflected in the US GAAP reconciliation. Additionally, under US GAAP, the difference between the net book value of the assets retired from service and the value of the refurbished assets returned to service, amounting to R$88,145, R$6,182 and R$37,781 in 1996, 1997 and 1998, would be a reduction of the corresponding refurbishment expenses (classified as cost of services under Brazilian GAAP) rather than a credit to gains on the disposal of permanent assets (classified as nonoperating income (expense) under Brazilian GAAP).

k.   Price-level adjustments and US GAAP presentation

     The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

l.   Funds for capitalization

   i.   Expansion plan contributions

     Under Brazilian GAAP, expansion plan contributions received are included in the consolidated balance sheet below equity until proposed subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases. Until December 31, 1995 expansion plan contributions were indexed from the month received to the date of the next audited balance sheet and transferred to equity when capital stock was issued to the subscriber, at a value per share equal to the equity value per share shown on the latest audited balance sheet.

     From January 1, 1996 indexation was no longer applied and, for contracts signed as from that date, Telesp was allowed the option of using a value per share equal to the market value, when this is higher than the equity value. For US GAAP purposes, a portion of the expansion plan contributions would be allocated to shareholders' equity based on the market value of the shares to be issued to subscribers. The remainder of the expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

     The balance of expansion plan contributions at December 31, 1997, which was recorded under US GAAP as a component of shareholders' equity, represented contributions that could be converted to shares of Telebras or the operating subsidiaries at the Company's option. In 1998, the entire amount was converted to shares of the operating subsidiaries and accordingly transferred to minority interest.

   ii.   Donations and subsidies for investments

     Under Brazilian GAAP those amounts, which comprise principally the excess of the value of property, plant and equipment incorporated into the Company's assets over the corresponding credits to expansion plan contributions received, are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

m.   Loans and Financing

     For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as current obligations unless creditors had provided the Company waivers for such defaults. For Brazilian GAAP, loans and financing balances in technical default are not always classified as current liabilities. The amount of R$853,859 of the Company's outstanding debt as of December 31, 1998 was in default as a result of the privatization, of which R$ 413,200 was liquidated in February, 1999 at its maturity date. Accordingly, for US GAAP, such amount would be classified as current liabilities.

n.   Valuation of Long-Lived Assets

     For US GAAP, effective January 1, 1996 the Company adopted SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Company's results or financial condition.

     Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

o.   Retained earnings

     For Brazilian GAAP, a company formed as a result of a spin-off may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the spin-off allocates retained earnings from the parent company to the new company. Under US GAAP, "retained earnings" allocated in the spin-off would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin-off, the Company had US GAAP distributable capital of R$2,069,345 on May 22, 1998 and R$ 2,469,299 on December 31, 1998.

p.   Recognition of gains from disputed taxes

     Brazilian GAAP is less rigorous than US GAAP in establishing the criteria which must be met for the recognition of a gain such as the R$52,382 recognized by the Company in 1995 in relation to overpaid FINSOCIAL taxes (see Note 24). Under US GAAP this amount would be considered a gain contingency which would not be recognized until receipt of the benefit were to be considered full and final.

q.       Stock compensation

     As part of the privatization of the Telebras System, the Federal Government offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the twelve new holding companies formed as a result of the breakup of Telebras ("New Holding Companies") (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% of discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. Each employee had the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares were oversubscribed.

     The Federal Government had made 7.2 million lots available for sale, or 60% of the 12.1 million lots that would be taken up if each employee purchased the maximum 144 lots allowed. The original period to sign up to purchase the shares ended on October 30, 1998. On August 4, 1998, the date on which the offer employees commenced and the measurement date for 60% of the shares, the market price of 1,000 Telebras shares was R$ 127.20. Under US GAAP, the charge was R$108,721, which represents Telesp's and CTBC's shares of the offer price/market price differential on 60% of the shares offered for which the measurement date was August 4, 1998. As of October 30, 1998, the original expiration of the program, Telesp and CTBC employees had subscribed to 1,875,798 lots. This amount is slightly below the 60% pro rata portion available to those employees. The Brazilian government extended the expiration of the program to April 9, 1999. Pursuant to the extension, employees could rescind their subscriptions at any time prior to April 9, 1999 and shares relating to rescinded subscriptions were reassigned to the remaining subscribers on a pro rata basis.

     Although the Federal Government, rather than the Company or Telebras offered the shares to employees, under U.S. GAAP deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees.

Net income reconciliation of the difference between US and Brazilian GAAP

                                                                          1996               1997             1998
                                                                    ------------------ ----------------- ----------------
Consolidated net income as  reported.............................                 -                 -         547,299
Income from continuing operations, before unallocated interest
    income/expense, taxes and minority interests.................            930,661          952,296                -
Add (deduct):
     Different criteria for:
          Capitalized interest....................................          (73,051)          (59,446)       (148,728)
          Amortization of capitalized interest....................            25,867           26,153           18,927
     Contributions to plant expansion:
          Amortization of deferred credit.........................            18,543           19,709           15,371
          Donations and subsidies for investment..................                 -          (32,621)        (49,548)
     Items posted directly to shareholders' equity:
          Interest on construction in progress....................           176,046           146,638         109,370
          Donations and subsidies for investment..................                 -            32,621          43,949
          Other consolidation adjustments.........................           (3,898)                33          90,712
          Tax incentive investment credits........................                 -                 -             188
     Stock compensation...........................................                 -                 -       (108,721)
     Deferred tax on above adjustments............................                 -                 -          55,825
Minority interest in above                                                         -                 -          96,013
adjustments......................................................
US GAAP income from continuing operations before unallocated
interest                                                                   1,074,168        1,085,383                -
     income/expense,income taxes and minority interests...........
                                                                    ------------------ ----------------- ----------------
Income from discontinued operations before unallocated interest
    income/expense, income taxes and minority interests as                   328,741          537,377                -
reported  .
Effect of US GAAP differences on income from discontinued
    operations....................................................             5,748               49                -
                                                                    ------------------ ----------------- ----------------
US GAAP income from discontinued operations before unallocated
    interest income/expense, income taxes and minority interests.            334,489          537,426                -
                                                                    ------------------ ----------------- ----------------
Items relating to continuing and discontinued operations:
   Unallocated interest income....................................            98,405          202,751                -
   Unallocated interest expense...................................          (51,500)           (3,332)               -
   Income and social contribution taxes...........................         (330,591)         (528,672)               -
   Minority interests, Brazilian GAAP basis.......................         (249,855)         (360,296)               -
   Add (deduct):
     Items posted directly to shareholders' equity:
          Effects in changes in income tax rates..................           (7,872)                 -               -
          Deferred tax on full indexation.........................         (307,024)         (271,469)               -
          Tax incentive investment credits........................            16,530           53,016                -
     Deferred tax effects of the above adjustments:
          In respect of continuing operations.....................            21,916           18,326                -
          In respect of discontinued operations...................             (212)            4,110                -
     Minority interests in the above adjustments..................           115,699           181,262               -
                                                                    ------------------ ----------------- ----------------
US GAAP net income................................................           714,153          918,505          670,657
                                                                    ================== ================= ================

Net income per thousand shares in accordance with US GAAP

                                                                          1996              1997              1998
                                                                    ------------------ ----------------- ----------------
Common shares--Basic...............................................              2.23              2.86             2.03
                                                                    ================== ================= ================
     Weighted average (thousand) common shares outstanding........       124,351,903      124,351,903       124,369,031
Common shares--Diluted.............................................              1.96             2.75              2.02
                                                                    ================== ================= ================
     Weighted average (thousand) common shares outstanding........       124,351,903      124,351,903       124,369,031
Preferred shares--Basic............................................              2.23             2.86              2.03
                                                                    ================== ================= ================
     Weighted average (thousand) Preferred shares outstanding.....       196,311,647      196,311,647       206,028,812
Preferred shares--Diluted..........................................              1.96             2.75              2.02
                                                                    ================== ================= ================
     Weighted average (thousand) Preferred shares outstanding.....       196,311,647      196,311,647       206,028,812

Shareholders' equity reconciliation of the difference between US and Brazilian GAAP

                                                                                     1997             1998
                                                                               ----------------- ----------------
Total shareholders' equity as reported.......................................       8,876,672         9,131,455
Add (deduct):
     Different criteria for:
          Capitalized interest...............................................        (403,761)        (552,489)
          Amortization of capitalized interest...............................         171,578           190,505
     Reversal of proposed dividends..........................................         318,572                 -
     Reversal of COFINS tax credit...........................................         (52,382)         (52,382)
     Contributions to plant expansion:
          Amortization of deferred credit....................................          75,436            90,807
          Subscribed capital stock...........................................          490,740                -
          Deferred credit....................................................        (162,079)        (167,267)
          Donations and subsidies for investment.............................        (122,497)        (172,045)
     Deferred tax effects of above adjustments...............................         162,922           218,747
     Minority interest in the above adjustments..............................         (49,418)          143,492
     Adjustments in respect of discontinued operations:
          Adjustments before income taxes....................................         (12,884)                -
          Deferred tax effects of these adjustments..........................           4,252                 -
                                                                               ================= ================
US GAAP shareholders' equity.................................................       9,297,151         8,830,823
                                                                               ================= ================
US GAAP supplementary information:
     Total assets............................................................      15,829,256        16,750,448
                                                                               ================= ================
     Property, plant and equipment...........................................      25,575,432        27,877,982
     Accumulated depreciation................................................     (13,218,160)     (14,337,131)
                                                                               ================= ================
     Net property, plant and equipment.......................................      12,357,272        13,540,851
                                                                               ================= ================

     The deferred tax effect of the US GAAP adjustments noted above would be classified mainly as a noncurrent asset in the balance sheet.

Changes in shareholders' equity in accordance with US GAAP

                                                                              Shareholders' equity
                                                                             ------------------------
Balances at December 31, 1995.............................................        7,689,291

Expansion plan contributions:
  Received................................................................        696,965
  Deferred credits........................................................        (1,384)
Net income................................................................        714,153
Dividends paid............................................................        (230,556)
Minority interest in Telesp on all movements in shareholders' equity,
  except for net income...................................................        (109,048)
                                                                             --------------
Balances at December 31, 1996.............................................        8,759,421

Expansion plan contributions:
  Received................................................................        798,172
  Deferred credits........................................................        (567)
Net income................................................................        918,505
Dividends paid............................................................        262,247)
Minority interest in Telesp on all movements in shareholders' equity,
    except for net income.................................................        916,133)
                                                                             --------------
Balances at December 31, 1997.............................................        9,297,151

Spin-off of cellular telecommunications business..........................        (893,322)
Additional net assets received on the breakup of Telebras, net of
    R$184,080 of intercompany dividends...................................        407,264
Expansion plan contributions:

  Deferred credits........................................................        (5,188)
  Transferred to minority interests.......................................        (490,740)

Net income................................................................        670,657
Stock compensation, net of minority interest of R$35,126..................        73,595
Interest on shareholders' equity paid.....................................        (228,594)
                                                                             --------------
Balances at December 31, 1998.............................................        8,830,823
                                                                             ==============

34.      Additional disclosures required by US GAAP

a. Pension and post-retirement benefits

     The Companies, together with substantially all of the other companies in the Telebras group, participate in a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions in accordance with US GAAP, are as follows:

     Pension benefit plan

                                                                                    1997              1998
                                                                               ---------------- ----------------
     Funded status:
          Accumulated benefit obligation:
               Vested.......................................................       1,919,975        2,421,646
               Non vested...................................................       3,479,300        4,018,319
                                                                               ================ ================
               Total........................................................       5,399,275        6,439,965
                                                                               ================ ================
          Projected benefit obligation......................................       7,258,074        8,281,791
          Fair value of plan assets.........................................     (3,897,051)      (3,811,718)
                                                                               ================ ================
          Projected obligation in excess of assets..........................       3,361,023        4,470,073
                                                                               ================ ================

     The actuarial assumptions used were as follows:
                                                                                   1997             1998
                                                                               ---------------- ----------------
          Discount rate for determining projected benefit obligations.......       6.00%            6.00%
          Rate of increase in compensation levels...........................       3.25%            3.25%
          Expected long-term rate of return on plan assets.................        6.00%           10.00%

         The above are real rates and exclude inflation.

     Amortization of the unrecognized liability at transition: 18.19 years commencing on January 1, 1991.

     Change in benefit obligation

                                                                                    1997              1998
                                                                               ---------------- ----------------
     Benefit obligation at the beginning of year ...........................       6,022,228        7,258,074
     Service cost ..........................................................         323,536          385,239
     Interest cost .........................................................         358,102          455,256
     Benefits paid..........................................................       (142,355)        (192,155)
     Administrative expenses................................................        (22,074)         (24,763)
     Actuarial (gain) loss..................................................         718,637          400,140
                                                                               ================ ================
     Benefit obligation at end of year......................................       7,258,074        8,281,791
                                                                               ================ ================
     Change in plan assets

                                                                                    1997              1998
                                                                               ---------------- ----------------
     Fair value of plan assets at beginning of year ........................       3,112,848        3,897,051
     Employer contributions.................................................         209,483          210,534
     Plan participants' contribution .......................................         114,165          119,594
     Benefits paid..........................................................       (142,355)        (192,155)
     Administrative expenses................................................        (22,074)         (24,763)
     Actual return on plan assets...........................................         624,984        (198,543)
                                                                               ================ ================
     Fair value of plan assets at end of year...............................       3,897,051        3,811,718
                                                                               ================ ================

     Other post-retirement benefits plan

                                                                                   1997             1998
                                                                               ---------------- ----------------
     Funded status:
          Accumulated post-retirement benefit obligations:
               Retirees and dependents......................................         380,561          442,769
               Fully eligible active plan participants......................          34,589           31,282
               Other active plan participants...............................         997,791          984,650
                                                                               ---------------- ----------------
                                                                                   1,412,941        1,458,701
                                                                               ---------------- ----------------
          Fair value of plan assets.........................................        (96,141)         (99,238)
                                                                               ---------------- ----------------
          Obligations in excess of plan assets.............................        1,316,800        1,359,463
                                                                               ================ ================

Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

     Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1998 by R$238,530. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

     Change in benefit obligation

                                                                                   1997            1998
                                                                               -------------- --------------
     Benefit obligation on the beginning of year ...........................     1,170,230      1,412,941
     Service cost ..........................................................        50,264         49,752
     Interest cost .........................................................        72,876         75,615
     Benefits paid..........................................................      (10,239)       (14,208)
     Administrative expenses................................................       (1,682)        (1,948)
     Actuarial (gain) loss..................................................       131,492       (63,451)
                                                                               ============== ==============
     Benefit obligation at end of year......................................     1,412,941      1,458,701
                                                                               ============== ==============

     Change in plan assets

                                                                                   1997            1998
                                                                               -------------- --------------
     Fair value of plan assets at beginning of year ........................        69,506         96,141
     Employer contributions.................................................        25,896         23,328
     Plan participants' contribution .......................................             -              -
     Benefits paid..........................................................       (8,028)       (11,998)
     Administrative expenses................................................       (1,681)        (1,948)
     Actual return on plan assets...........................................        10,448        (6,285)
                                                                               ============== ==============
     Fair value of plan assets at end of year...............................        96,141         99,238
                                                                               ============== ==============

     The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

     The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$487,269 and R$636,652 in 1997 and 1998, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, the liability is recorded but not deducted from plan assets for disclosure purposes.

b.   Concentration of risk

     Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors the level of customer accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is one month past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

     For conducting its business, the Company is fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government.

     Approximately 53% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes-Fenattel, or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes-Fittel. Management negotiates a new collective labor agreement every year with the local union.
The collective agreement currently in force expires in November 1999.

     There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company's operations.

c.   New accounting pronouncements

SFAS No. 130, "Reporting Comprehensive Income"

     SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have items that could be considered under this statement.

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information"

     SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or hold assets, and major customers.

     The business operates solely in the segment of local and regional fixed-line telecommunications. All revenues are generated in relation to services provided in the state of Sao Paulo.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("FAS 133"). SFAS No. 133 is effective for transactions entered into after January 1, 2000. FAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of hedge transaction and the type of hedge transaction. The ineffective portion of all hedges will be recognized in earnings. The Company is in the process of determining the impact that the adoption of FAS 133 will have on its results of operations and financial positions.

SOP 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use"

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), effective for fiscal years beginning after December 15, 1998. SOP 98-1 requires the capitalization of certain costs incurred during an internal-use development project. The adoption of SOP 98-1 is not expected to have a material impact on the Company's financial position or results of operations.

                                  Exhibit Index


    Exhibit                                                               Page
    Number               Description of Exhibit                          Number
    ------               ----------------------                          ------

     3.1                 Amendment to the Charter of the Holding
                         Company previously filed with the Holding
                         Company's Registration Statement on September 18, 1998, together with an English translation.